     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1997
                                                    REGISTRATION NO. 333-24587
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        -------------------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                        -------------------------------

                                ELECTROGLAS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     DELAWARE                      3559                       77-0336101
 (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
 JURISDICTION OF        CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
 INCORPORATION OR
 ORGANIZATION)
                                 ---------------
                               2901 CORONADO DRIVE
                              SANTA CLARA, CA 95054
                                 (408) 727-6500
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        -------------------------------

                                ELECTROGLAS, INC.
                               2901 CORONADO DRIVE
                              SANTA CLARA, CA 95054
                                 (408) 727-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER, OF AGENT FOR SERVICE)

                         -------------------------------

                   COPIES OF ALL COMMUNICATIONS TO BE SENT TO:

                             STEPHEN M. TENNIS, ESQ.
                             RENA L. O'MALLEY, ESQ.
                             MORRISON & FOERSTER LLP
                               755 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1018
                                 (415) 813-5600

                        -------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with and into Knights Technology, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction of all conditions to closing of such merger.

     If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         -------------------------------

                         CALCULATION OF REGISTRATION FEE

   TITLE OF EACH CLASS OF       AMOUNT TO BE     PROPOSED MAXIMUM OFFERING     PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED (1)          PRICE PER UNIT                OFFERING PRICE           REGISTRATION FEE(1)
----------------------------- ----------------- ----------------------------- ------------------------------ -----------------------
Common Stock, $.01 par        1,500,000                                                                             $161.00
value                          shares                       (1)                            (1)

(1) The registration fee was calculated pursuant to Rule 457(f)(2) and Rule 457(f)(3) under the Securities Act of 1933, based on the book value of the securities computed as of December 31, 1996, the latest practicable date prior to the date of filing the registration statement, minus cash to be paid by Electroglas, Inc. in connection with the transaction. The difference between the book value of the securities, $2,553,820, and the cash to be paid by Electroglas, Inc., estimated at $2,025,000, is $528,820. Accordingly, the registration fee is $161.00.


                        -------------------------------

================================================================================

                            KNIGHTS TECHNOLOGY, INC.
                              155 NORTH WOLFE ROAD

                               SUNNYVALE, CA 94086


                                                                  April 18, 1997


Dear Shareholder:


     You are cordially invited to attend the Special Meeting of Shareholders of Knights Technology, Inc. ("Knights") to be held at 10 a.m., local time, on May 16, 1997 at Knights's principal offices at 155 North Wolfe Road,
Sunnyvale, CA 94086.


     At this meeting you, along with the other holders of Knights Common Stock and Series C Preferred Stock (collectively, the "Knights Shareholders"), will be asked to consider and vote upon the following proposal:


     To approve and adopt the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Agreement"), by and among Electroglas, Inc. ("Electroglas"), a Delaware corporation, Knights, and certain Knights Shareholders (the "Principal Knights Shareholders"). The Agreement provides, among other things, for the combination of Electroglas and Knights through the creation of a new Delaware corporation ("Newco"), organized as a wholly owned subsidiary of Electroglas, followed by the merger of Newco with and into Knights (the "Merger"). Knights will survive the Merger, thereby becoming a wholly owned subsidiary of Electroglas. Pursuant to the Merger, each outstanding share of Knights Common Stock, no par value, and each outstanding share of Knights Series C Preferred Stock (collectively with Knights Common Stock, the "Knights Stock") will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock, par value $.01, in an amount determined by a conversion ratio described in the accompanying Proxy Statement/Prospectus, and the right to receive on a pro rata basis an additional cash payment (the "Knights Shareholder Cash") if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. Cash will also be delivered in lieu of fractional shares. Holders of Knights Preferred Stock will receive the Merger consideration described above in lieu of the liquidation preference set forth in the Knights Articles of Incorporation. Approximately ten percent of the aggregate Merger consideration that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. The escrow assets will first be drawn from the Knights Shareholder Cash, if any is payable, and then, if the Knights Shareholder Cash is insufficient, from the shares of Electroglas Common Stock offered in exchange for the Knights Stock surrendered in the Merger. Holders of outstanding options to purchase shares of Knights Common Stock shall receive options to purchase shares of Electroglas Common Stock, none of which shall be held in escrow. Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will serve as representatives (the "Representatives") of the Knights Shareholders and be authorized on behalf of the Knights Shareholders, with respect to claims against assets held in escrow, to determine the rights of the Knights Shareholders, to bind the Knights Shareholders, and to receive service of process on their behalf.


     At the Special Meeting, you may also be asked to consider and vote upon such other business as may properly come before the meeting or any postponements or adjournments thereof.

     THE KNIGHTS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TERMS OF THE AGREEMENT, BELIEVES THAT THE TERMS OF THE AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, KNIGHTS AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF KNIGHTS STOCK VOTE "FOR" THE PROPOSAL TO APPROVE THE AGREEMENT.

     Details of the proposed Merger and other important information concerning Knights and Electroglas appear in the accompanying Proxy Statement/Prospectus. Please give this material your careful attention.

     Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                Very truly yours,

                                Thomas A. Sherby
                      Chairman of the Board, President and
                             Chief Executive Officer

                            KNIGHTS TECHNOLOGY, INC.



                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 16, 1997


To the Holders of Common Stock and Series C Preferred Stock of Knights Technology, Inc. ("Knights Shareholders"):


     NOTICE IS HEREBY GIVEN that a special meeting of Shareholders (the "Knights Special Meeting") of Knights Technology, Inc. ("Knights") will be held at 10:00 a.m., local time, on May 16, 1997, at Knights's principal offices at 155
North Wolfe Road, Sunnyvale, CA 94086, to consider and vote upon the following proposal, which is more fully described in the accompanying Proxy
Statement/Prospectus:



         1. To approve and adopt the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Agreement"), by and among Electroglas, Inc. ("Electroglas"), a Delaware corporation, Knights, and certain Knights Shareholders (the "Principal Knights Shareholders"). The Agreement provides, among other things, for the combination of Electroglas and Knights through the creation of a new Delaware corporation ("Newco"), organized as a wholly owned subsidiary of Electroglas, followed by the merger of Newco with and into Knights (the "Merger"). Knights will survive the Merger, thereby becoming a wholly owned subsidiary of Electroglas. Pursuant to the Merger, each outstanding share of Knights Common Stock and each outstanding share of Knights Series C Preferred Stock (collectively with Knights Common Stock, the "Knights Stock") will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock, par value $.01, in an amount determined by a conversion ratio described in the accompanying Proxy Statement/Prospectus, and the right to receive on a pro rata basis an additional cash payment (the "Knights Shareholder Cash") if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. Cash will also be delivered in lieu of fractional shares. Holders of Knights Preferred Stock will receive the Merger consideration described above in lieu of the liquidation preference set forth in the Knights Articles of Incorporation. Approximately ten percent of the aggregate Merger consideration that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. The escrow assets will first be drawn from the Knights Shareholder Cash, if any is payable, and then, if the Knights Shareholder Cash is insufficient, from the shares of Electroglas Common Stock offered in exchange for the Knights Stock surrendered in the Merger. Holders of outstanding options to purchase shares of Knights Common Stock shall receive options to purchase shares of Electroglas Common Stock, none of which shall be held in escrow. Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will serve as representatives (the "Representatives") of the Knights Shareholders and be authorized on behalf of the Knights Shareholders, with respect to claims against assets held in escrow, to determine the rights of the Knights Shareholders, to bind the Knights Shareholders, and to receive service of process on their behalf.


         2. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

     The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus which is attached hereto as Exhibit 1 and forms a part of this Notice.

     Only Shareholders of record at the close of business on April 11, 1997 are entitled to receive notice of and to vote at the Knights Special Meeting.

     Under California law, if the Merger is consummated, a Shareholder of Knights who does not vote in favor of the proposal to approve and adopt the Agreement and who otherwise follows procedures prescribed in the statute will be entitled to receive cash equal to the "fair value" of that Shareholder's shares of Knights Stock in lieu of receiving shares of Electroglas and, if applicable, the Knights Shareholder Cash. See the accompanying Proxy Statement/Prospectus at "Dissenters' Rights of Appraisal" and Appendix C. IF MORE THAN FIVE PERCENT OF THE SHARES OF KNIGHTS COMMON STOCK ARE DISSENTING SHARES OR IF ANY OF THE HOLDERS OF KNIGHTS PREFERRED STOCK ASSERT DISSENTERS' RIGHTS, THEN ELECTROGLAS SHALL NOT BE OBLIGATED TO CLOSE THE MERGER.

     All Shareholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose, whether or not you plan to attend the meeting. THE KNIGHTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE AGREEMENT. THE APPROVAL OF THE AGREEMENT AND CONSUMMATION OF THE MERGER REQUIRE THE AFFIRMATIVE VOTES OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF THE KNIGHTS COMMON STOCK AND A MAJORITY OF THE OUTSTANDING SHARES OF THE KNIGHTS PREFERRED STOCK. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. ANY SHAREHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.


                                  By Order of the Board of Directors,


                                  Thomas A. Sherby
                                  Chairman of the Board, President
                                  and Chief Executive Officer

April 18, 1997



      PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                                 PROXY STATEMENT
                                       OF
                            KNIGHTS TECHNOLOGY, INC.
                                  ------------
                                   PROSPECTUS
                                       OF
                                ELECTROGLAS, INC.

     This Proxy Statement/Prospectus is being furnished to the holders of Common Stock (the "Knights Common Stock") and Series C Preferred Stock ("Knights Preferred Stock" and, collectively with Knights Common Stock, the "Knights Stock") of Knights Technology, Inc., a California corporation ("Knights"), in connection with the solicitation of proxies by the Board of Directors of Knights (the "Knights Board") for use at a special meeting of the Shareholders of Knights (the "Knights Special Meeting") to be held at 10:00 a.m., local time, on May 16, 1997, or at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Knights Special Meeting of Shareholders. The Knights Special Meeting will be held at the principal offices of Knights, 155 North Wolfe Road, Sunnyvale, CA 94086. Knights's telephone number at that location is (408) 988-0600.



     This Proxy Statement/Prospectus relates to the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Agreement"), by and among Electroglas, Inc. ("Electroglas"), a Delaware corporation, Knights and certain Shareholders of Knights (the "Principal Knights Shareholders"). The Agreement provides, among other things, for the combination of Electroglas and Knights through the creation of a new Delaware corporation ("Newco"), organized as a wholly owned subsidiary of Electroglas, followed by the merger of Newco with and into Knights (the "Merger"). Knights will survive the Merger, thereby becoming a wholly owned subsidiary of Electroglas. Pursuant to the Merger, each outstanding share of Knights Common Stock and each outstanding share of Knights Series C Preferred Stock ("Knights Preferred Stock" and, collectively with Knights Common Stock, the "Knights Stock") will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock, par value $.01, in an amount determined by a conversion ratio described in the accompanying Proxy Statement/Prospectus, and the right to receive on a pro rata basis an additional cash payment (the "Knights Shareholder Cash") if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. Cash will also be delivered in lieu of fractional shares. Holders of Knights Preferred Stock will receive the Merger consideration described above in lieu of the liquidation preference set forth in the Knights Articles of Incorporation. Approximately ten percent of the aggregate Merger consideration that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. The escrow assets will first be drawn from the Knights Shareholder Cash, if any is payable, and then, if the Knights Shareholder Cash is insufficient, from the shares of Electroglas Common Stock offered in exchange for the Knights Stock surrendered in the Merger. Holders of options to purchase shares of Knights Common Stock shall receive options to purchase shares of Electroglas Common Stock, none of which shall be held in escrow. Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will serve as representatives (the "Representatives") of the Knights Shareholders and be authorized on behalf of the Knights Shareholders, with respect to claims against assets held in escrow, to determine the rights of the Knights Shareholders, to bind the Knights Shareholders, and to receive service of process on their behalf. A Copy of the Agreement and Plan of Reorganization is attached hereto as Appendix A.


     Electroglas has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") covering the shares of Electroglas Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes the prospectus of Electroglas with respect to such shares and has been filed as part of the Registration Statement.


     This Proxy Statement/Prospectus and the accompanying forms of Proxy are first being mailed or delivered to Knights Shareholders on or about April 18, 1997.


     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS SHAREHOLDERS OF KNIGHTS SHOULD CONSIDER IN EVALUATING THE AGREEMENT AND THE ACQUISITION OF ELECTROGLAS COMMON STOCK OFFERED HEREBY.

     No persons have been authorized to give any information or to make any representation other than as contained herein in connection with the offer of Electroglas Common Stock to be issued in connection with the Merger, and, if given or made, such information must not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the Electroglas Common Stock in any jurisdiction or to any person to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the Electroglas Common Stock shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of either Electroglas or Knights since the date hereof.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


         The date of this Proxy Statement/Prospectus is April 16, 1997

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
AVAILABLE INFORMATION.............................................................................................1


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................2


TRADEMARKS........................................................................................................2


SUMMARY...........................................................................................................3

   The Companies..................................................................................................3
   The Special Meeting of Knights Shareholders....................................................................4
   Recommendations of the Knights Board of Directors..............................................................5
   The Merger and Related Transactions............................................................................5
   Interests of Certain Persons in the Merger.....................................................................9
   Escrow Agreement...............................................................................................9
   Employment Offers..............................................................................................10
   Regulatory Matters.............................................................................................10
   Certain Federal Income Tax Considerations......................................................................10
   Accounting Treatment...........................................................................................10
   Dissenters' Rights of Appraisal................................................................................10
   Comparison of the Rights of Knights Shareholders and Electroglas Stockholders..................................11
   Market Prices and Dividend Policies............................................................................12
   Selected Historical Consolidated Financial Data And  Comparative Per Share Data................................13
   Comparative Per Share Data.....................................................................................15

RISK FACTORS......................................................................................................16


THE KNIGHTS SPECIAL MEETING.......................................................................................20


THE MERGER AND RELATED TRANSACTIONS...............................................................................22

   Conversion of Knights Stock....................................................................................22
   Additional Cash Payment........................................................................................23
   Treatment of Stock Options.....................................................................................23
   Escrow.........................................................................................................24
   Closing and Effective Date.....................................................................................24
   Effects of the Merger..........................................................................................24
   Background of the Merger.......................................................................................24
   Recommendations of the Board of Knights; Knights's Reasons for the Merger......................................27
   Determination of the Board of Electroglas......................................................................27
   Employment Offers..............................................................................................27
   The Agreement and Plan of Reorganization.......................................................................27
   The Escrow Agreement...........................................................................................32
   Accounting Treatment...........................................................................................34
   Interests of Certain Persons in the Merger.....................................................................34
   Regulatory Approvals...........................................................................................35
   Certain Federal Income Tax Consequences........................................................................35
   Resale Restrictions............................................................................................37
   Treatment of Shares of Dissenting Holders......................................................................37
   Conversion of Shares; Procedures for Exchange of Certificates..................................................37

DISSENTERS' RIGHTS OF APPRAISAL...................................................................................39

COMPARISON OF RIGHTS OF KNIGHTS SHAREHOLDERS AND ELECTROGLAS STOCKHOLDERS.........................................41

   Vote Required for Extraordinary Transactions...................................................................41
   Director Nominations...........................................................................................41
   Amendment to Governing Documents...............................................................................42
   Appraisal Rights...............................................................................................43
   Derivative Action..............................................................................................43
   Stockholder Consent In Lieu of Meeting.........................................................................43
   Fiduciary Duties of Directors..................................................................................43
   Indemnification................................................................................................44
   Director Liability.............................................................................................44
   Anti-Takeover Provisions and Interested Stockholder Transactions...............................................45
   Cumulative Voting..............................................................................................45
   Change from Preferred Shares to Common Shares..................................................................45

OTHER AGREEMENTS..................................................................................................47


PRINCIPAL STOCKHOLDERS OF ELECTROGLAS.............................................................................49


BUSINESS OF ELECTROGLAS...........................................................................................50
   Overview.......................................................................................................50
   Industry Background............................................................................................50
   Electroglas Strategy...........................................................................................52
   Overview of Technology.........................................................................................53
   Products.......................................................................................................54
   Engineering, Research and Development..........................................................................55
   Marketing, Sales and Service...................................................................................55
   Customers......................................................................................................55
   Manufacturing and Suppliers....................................................................................56
   Backlog........................................................................................................56
   Competition....................................................................................................56
   Patents, Trademarks, Copyrights and Other Intellectual Property................................................56
   Employees......................................................................................................57
   Properties.....................................................................................................57
   Legal Proceedings..............................................................................................57

INFORMATION REGARDING ELECTROGLAS MANAGEMENT AND COMPENSATION.....................................................58

   Directors, Executive Officers and Key Personnel................................................................58
   Summary Compensation Table.....................................................................................61

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF KNIGHTS.......................................68


BUSINESS OF KNIGHTS...............................................................................................70

   General........................................................................................................70
   Industry Background............................................................................................70
   Products.......................................................................................................71
   Marketing, Sales and Support...................................................................................72
   Research & Development.........................................................................................72
   Competition....................................................................................................73
   Patents, Trademarks, Copyrights and Other Intellectual Property................................................73
   Employees......................................................................................................73
   Properties.....................................................................................................74

SELECTED HISTORICAL FINANCIAL DATA AND COMPARATIVE PER SHARE DATA OF KNIGHTS......................................75

KNIGHTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................76

   Results of Operations Years Ended December 31, 1996, 1995 and 1994.............................................76
   Liquidity and Capital Resources................................................................................77
   Liquidity and Capital Resources................................................................................78

STOCKHOLDER PROPOSALS.............................................................................................80

EXPERTS...........................................................................................................80

LEGAL MATTERS.....................................................................................................80

FINANCIAL STATEMENTS OF KNIGHTS.................................................................................F-1

AGREEMENT AND PLAN OF REORGANIZATION............................................................................A-1

ESCROW AGREEMENT................................................................................................B-1

CALIFORNIA GENERAL CORPORATION LAW..............................................................................C-1

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE ELECTROGLAS COMMON STOCK OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A WRITTEN CONSENT, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR WRITTEN CONSENT IN SUCH JURISDICTION.

     NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF ELECTROGLAS COMMON STOCK PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF ELECTROGLAS OR KNIGHTS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. HOWEVER, IF ANY MATERIAL CHANGE OCCURS DURING THE PERIOD THAT THIS PROXY STATEMENT/PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROXY STATEMENT/PROSPECTUS WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY. ALL INFORMATION REGARDING KNIGHTS IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN SUPPLIED BY KNIGHTS, AND ALL INFORMATION REGARDING ELECTROGLAS IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN SUPPLIED BY ELECTROGLAS.

                              AVAILABLE INFORMATION

     Electroglas is subject to the informational requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Suite 1400, Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by Electroglas can be inspected at the offices of the National Association of Securities Dealers, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Under the rules and regulations of the SEC, the solicitation of proxies from the Knights Shareholders to approve the Agreement and the consummation of the Merger constitutes an offering of the Electroglas Common Stock to be issued in connection with the Merger. Accordingly, Electroglas has filed with the SEC a registration statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering. This Proxy Statement/Prospectus constitutes the prospectus of Electroglas that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Electroglas's Annual Report on Form 10-K for the year ending December 31, 1996 is incorporated by reference in this Proxy Statement/Prospectus.


     All reports and definitive proxy or information statements filed by Electroglas pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Knights Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). REQUESTS SHOULD BE DIRECTED TO KNIGHTS TECHNOLOGY, INC., 155 NORTH WOLFE ROAD, SUNNYVALE, CA 94086 (TELEPHONE (408) 988-0600). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY MAY 9, 1997.


                          ----------------------------
                                   TRADEMARKS

     Merlin's Framework(TM), YieldManager(R), MegaLab(R) and MegaLink(TM) are trademarks of Knights. EGCommander(TM) and SORTnet(TM) are trademarks of ElECtRoglaS. THIS Proxy Statement/Prospectus also contains trademarks of companies other than Knights and Electroglas and their respective subsidiaries.

     KNIGHTS'S AND ELECTROGLAS'S FISCAL YEARS END DECEMBER 31. ELECTROGLAS'S FISCAL QUARTERS END ON THE SATURDAY NEAREST THE END OF THE CALENDAR QUARTER. FOR CONVENIENCE ELECTROGLAS HAS INDICATED THAT ITS QUARTERS END ON MARCH 31, JUNE 30 AND SEPTEMBER 30.

                                     SUMMARY


     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and documents incorporated by reference herein. This summary does not contain a complete statement of all material information relating to the Agreement, the Merger or the other matters discussed herein, and is subject to, and is qualified in its entirety by, the more detailed information and financial statements contained or incorporated by reference in this Proxy Statement/Prospectus. Shareholders of Knights should carefully read this entire Proxy Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

THE COMPANIES

     ELECTROGLAS.

     Electroglas is a leader in the development, manufacture, marketing and servicing of automatic wafer probing equipment for use in the fabrication of semiconductor devices. Electroglas's wafer probers position individual semiconductor devices still in wafer form under contact test probes to facilitate testing of the devices. Electroglas believes it is one of the largest suppliers of automatic wafer probing equipment worldwide. Electroglas has sold over 9,000 wafer probers from among its current product offerings and believes it supplies more than half of the probers used in the United States and European market segments. Electroglas's primary product offerings are its 2000 Series wafer probers and its Horizon 4000 Series wafer probers. All of Electroglas's wafer probers feature Electroglas's linear motor technology and offer advanced vision processing, sophisticated system software and high throughput.

     Electroglas was formed on April 1, 1993 to succeed to the wafer prober business conducted by the Electroglas division of General Signal Corporation. Immediately prior to the closing of the initial public offering of its Common Stock on July 1, 1993, Electroglas assumed the assets and liabilities of the Electroglas division in the asset transfer and, following the initial public offering, Electroglas commenced operations as an independent corporation. Electroglas, through its predecessors, has been in the wafer prober business for more than 30 years. Electroglas's address is 2901 Coronado Drive, Santa Clara, CA 95054 and its telephone number is (408) 727-6500. As used in this Proxy Statement/Prospectus, unless the context otherwise requires, the term "Electroglas" refers to Electroglas, Inc. and its subsidiaries.

     KNIGHTS.

     Knights Technology, Inc. ("Knights") is a leading supplier of yield management software for the semiconductor industry. Knights has developed a suite of yield management software products which interface with the established design, process inspection, metrology, parametric and electrical test tools and provide an integrated system to manage yield through the detection, isolation and characterization of defects incurred in semiconductor design and production.

     Knights's principal products are YieldManager(R) and Merlin's Framework(TM). YieldManager, introduced in 1994, is an integrated enterprise, client-seRVeR yield enhancement system for sub-micron semiconductor fabrication facilities ("fabs"). YieldManager takes the output from testers, process and inspection equipment used at various points in the semiconductor fabrication process, correlates it and manages it in a manner that enables the operator of the fab to maximize its manufacturing yield. YieldManager provides an encompassing and integrated approach to yield management and automates processes previously managed separately and often manually. Merlin's Framework is Knights's principal CAD navigation product which uses the CAD semiconductor design data to locate the physical attributes of the semiconductor itself. Merlin's Framework has been widely accepted in the semiconductor industry for failure analysis and process diagnostics and is the leading CAD navigation product. Knights sells its software products directly to semiconductor manufacturers in the U.S. and through OEMs, distributors and other sales representatives worldwide.

     Knights was founded in 1987 and focused on CAD navigation software for automated analytical probe stations. By the end of 1991, Knights's Merlin's Framework software was the de facto industry standard for CAD navigation of analytical instruments for failure analysis.

     Knights's headquarters are located at 155 North Wolfe Road, Sunnyvale, California 94086 and its phone number is (408) 988-0600.

     "NEWCO" refers to Electroglas Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Electroglas formed solely for the purpose of the Merger. Newco's principal offices are located at 2901 Coronado Drive, Santa Clara, CA 95054.

THE SPECIAL MEETING OF KNIGHTS SHAREHOLDERS


     TIME, PLACE AND DATE. A Special Meeting of the Shareholders of Knights will be held on May 16, 1997 at 10:00 a.m., local time, at the principal offices of Knights, 155 North Wolfe Road, Sunnyvale, CA 94086 (including any and all adjournments or postponements thereof, the "Knights Special Meeting").



     PURPOSE OF THE SPECIAL MEETING. At the Knights Special Meeting, holders of Knights Stock will consider and vote on a proposal to approve and adopt the Agreement. The Agreement provides, among other things, for the combination of Electroglas and Knights through the creation of Newco, a new Delaware corporation organized as a wholly owned subsidiary of Electroglas, followed by the Merger of Newco with and into Knights. Knights will survive the Merger, thereby becoming a wholly owned subsidiary of Electroglas. Pursuant to the Merger, each outstanding share of Knights Common Stock and each outstanding share of Knights Preferred Stock will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock in an amount determined by a conversion ratio described below, and the right to receive on a pro rata basis an additional cash payment (the "Knights Shareholder Cash") if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. Approximately ten percent of the aggregate Merger consideration that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. The escrow assets will first be drawn from the Knights Shareholder Cash, if any is payable, and then, if the Knights Shareholder Cash is insufficient, from the shares of Electroglas Common Stock offered in exchange for the Knights Stock surrendered in the Merger. Holders of Knights Preferred Stock will receive the Merger consideration described above in lieu of the liquidation preference set forth in the Knights Articles of Incorporation. Holders of options to purchase shares of Knights Common Stock shall receive options to purchase shares of Electroglas Common Stock, none of which shall be held in escrow. Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will serve as representatives (the "Representatives") of the Knights Shareholders and be authorized on behalf of the Knights Shareholders, with respect to claims against assets held in escrow, to determine the rights of the Knights Shareholders, to bind the Knights Shareholders, and to receive service of process on their behalf. Shareholders of Knights will also consider and vote upon any other matter that may properly come before the meeting.



     VOTES REQUIRED; RECORD DATE. Consummation of the Merger requires approval of the proposal to adopt the Agreement by the affirmative votes of a majority of the outstanding shares of Knights Common Stock and a majority of the outstanding shares of Knights Preferred Stock entitled to vote on the matter at the Knights Special Meeting. Holders of Knights Common Stock and Knights Preferred Stock are entitled to one vote per share. Only persons who hold Knights Common Stock and Knights Preferred Stock at the close of business on April 11, 1997 (the "Knights Record Date") are entitled to notice of and to vote at the Knights Special Meeting. See "The Knights Special Meeting." As of March 12, 1997 directors and executive officers of Knights and their affiliates were beneficial owners of an aggregate of 3,939,800 shares of Knights Common Stock (exclusive of any shares issuable upon the exercise of stock options remaining unexercised as of such date), or approximately 79% of the 5,011,238 shares of Knights Common Stock that were issued and outstanding as of such date, and an aggregate of 3,630,862 shares of Knights Preferred Stock, or 79% of the shares of Knights Preferred Stock that were issued and outstanding as of such date. Each of the directors and executive officers of Knights has indicated an intention to vote all shares of Knights Common Stock and Knights Preferred Stock beneficially owned by him or her in favor of adoption of the Agreement and consummation of the Merger.

     Electroglas, as sole stockholder of Newco, has approved the Agreement. No vote of Electroglas's stockholders is required to approve the Agreement.

RECOMMENDATIONS OF THE KNIGHTS BOARD OF DIRECTORS.

     The Knights Board believes that the terms of the Agreement are fair to Knights and its Shareholders and in their best interests, and it unanimously recommends that holders of Knights Stock vote "FOR" approval of the Agreement. See "The Merger and Related Transactions -- Background of the Merger," " -- Recommendation of the Board of Knights; Reasons for the Merger," and " -- Interests of Certain Persons in the Merger."

THE MERGER AND RELATED TRANSACTIONS

     CONVERSION OF KNIGHTS STOCK. Pursuant to the Merger, and at the effective time, each outstanding share of Knights Common Stock and each outstanding share of Knights Preferred Stock will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock, par value $.01, in an amount determined by the conversion ratio described below, plus the Knights Shareholder cash, if any is payable. Approximately ten percent of the Electroglas Common Stock or cash that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. Cash will also be delivered in lieu of fractional shares.

     CONVERSION OF NEWCO SHARES. In the Merger each share of Newco Common Stock, $0.001 par value, that is issued and outstanding immediately prior to the Effective Time will, without further action on the part of Electroglas as the sole stockholder of Newco, be converted into one share of Knights Common Stock, and that single share of Knights Common Stock, owned by Electroglas, will be the only share of Knights Stock issued and outstanding after the Effective Time.

     THE CONVERSION RATIO. The number of shares of Electroglas Common Stock exchanged for each share of Knights Stock will be determined by multiplying the number of Knights shares held by a ratio (the "Conversion Ratio") that equals the quotient of (i) the number of Total Shares (as defined below) divided by
(ii) the sum of (a) the aggregate number of shares of Knights Stock issued and outstanding at the Effective Time plus (b) the aggregate number of shares of Knights Common Stock subject to outstanding, unexercised and vested options. The term "Total Shares" means the total number of shares of Electroglas Common Stock to be issued in the Merger, which is equal to the quotient of $29,400,000 divided by the closing sales price of Electroglas Common Stock as reported on the Nasdaq National Market on the trading day prior to the Closing Date (the "Closing Price"), provided, however, the Total Shares will not exceed 1,500,000 shares.

     Fractional shares of Electroglas Common Stock will not be issued in connection with the Merger. A holder of Knights Stock otherwise entitled to a fraction of a share of Electroglas Common Stock will instead receive cash in an amount equal to the same fraction of the Closing Price. If there is a split, reverse split, stock dividend, or reclassification of Electroglas Common Stock, the Conversion Ratio shall be adjusted accordingly.

     The Conversion Ratio is expressed by the following formula, which summarizes and is qualified in its entirety by the terms of the Agreement.

              29,400,000
              Closing Price(2)  or 1,500,000, whichever is lower
                                                                  (1)
              ====================================================
                                                Number of Knights
              Aggregate number of     +          common shares
              of Knights Shares          subject to vested options(3)

(1) The ratio shall be adjusted for any split, reverse split, stock dividend or other reclassification or reorganization that changes the number of outstanding Electroglas shares into a different number of shares.

(2) The "Closing Price" equals the closing sale price of Electroglas Common Stock on the Nasdaq National Market on the last trading day prior to the Closing Date.

(3) Unvested options for 15,750 shares of Knights held by each of Robert Anderson, Shao-Hung Gerald Liu and Dag Tellefsen and unvested options for 20,000 shares of Knights held by James Poitras, each a director of Knights, will vest and become exercisable upon the consummation of the Merger. Unvested options for 51,780 shares and 137,860 shares held by Ms. Korn and Mr. Sherby will vest and become exercisable upon the consummation of the Merger.


     The Conversion Ratio cannot be calculated until the Closing Date. If the Closing Date had been March 13, 1997, the Conversion Ratio would have been
 .1372234 shares of Electroglas Common Stock exchanged for each share of Knights Stock, based on a closing price of $18.25 per share of Electroglas Common Stock on the Nasdaq National Market System on March 12, 1997, and the Knights Shareholder Cash would have totalled $2,025,000 (approximately $0.190 per share). THE CLOSING WILL NOT TAKE PLACE UNTIL AT THE EARLIEST MAY 19, 1997,
AND BECAUSE THE MARKET PRICE OF ELECTROGLAS COMMON STOCK MAY CHANGE SUBSTANTIALLY KNIGHTS AND ELECTROGLAS CANNOT PREDICT WHETHER THE ACTUAL CONVERSION RATIO WILL BE MORE OR LESS THAN THE PRECEDING HYPOTHETICAL AMOUNT. See "The Merger and Related Transactions -- Conversion of Knights Stock."


     ADDITIONAL CASH PAYMENT. If 1,500,000 shares multiplied by the Closing Price results in a product (the "Target Consideration") that is less than $29,400,000, then Electroglas will pay the Knights Shareholders, on a pro rata basis, the Knights Shareholder Cash, an aggregate cash amount equal to the difference between $29,400,000 and the Target Consideration. For purposes of calculating the Knights Shareholder Cash, the term "pro rata basis" means based on the same proportion that the aggregate number of shares of Knights Stock held by each individual Knights Shareholder bears to the aggregate number of shares of Knights Stock held by all Knights Shareholders.

     STOCK OPTIONS. At the Effective Time, each outstanding and unexercised Knights stock option will cease to represent a right to acquire shares of Knights Common Stock and will convert automatically into an option to purchase Electroglas Common Stock. The number of shares of Electroglas Common Stock subject to the new option will equal the product of the number of shares of Knights Common Stock subject to the original option and the Conversion Ratio, rounded down to the nearest whole share. The exercise price per share of Electroglas Common Stock under the new option will be substantially equal to the quotient obtained by dividing the exercise price per share of Knights Stock under the original option by the Conversion Ratio, rounded to the nearest cent. The adjustment provided with respect to any options that are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), shall be and is intended to be effected in a manner consistent with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option except that all references to Knights shall be deemed to be references to Electroglas.

     ESCROW. On the Closing Date, Electroglas will withhold from the Knights Shareholders on a pro rata basis the cash payable as the Knights Shareholder Cash; provided, however, that the cash withheld (the "Escrow Cash") shall not exceed ten percent of the sum of (i) the Knights Shareholder Cash and (ii) the product of the aggregate number of shares of Electroglas Common Stock issued upon the conversion of the Knights Stock multiplied by the Closing Price, which sum is referred to as the "Target Escrow Cash." If the Escrow Cash is less than the Target Escrow Cash, then Electroglas will withhold from the Knights Shareholders on a pro rata basis shares of Electroglas Common Stock issued in the Merger equal to the quotient of
(i) the Target Escrow Cash minus the cash (if any) withheld from the Knights Shareholder Cash, divided by (ii) the Closing Price. The Escrow Cash and stock held in escrow (the "Escrow Assets") will be held for twelve months as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. None of the options to purchase Electroglas Common Stock that will be exchanged for options to purchase Knights Common Stock shall be withheld in escrow. See "The Merger and Related Transactions -- The Escrow Agreement" and "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- General Indemnification by Knights Shareholders; Liability of Knights Shareholders for Certain Damages."


     CLOSING AND EFFECTIVE DATE. The Closing Date shall be on or before July 15, 1997, or, if all conditions to closing of the transactions provided for in the Agreement have not been satisfied or waived by such date, such other date as Knights and Electroglas may mutually select. As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Agreement, the parties thereto will file a Certificate of Merger with the Delaware Secretary of State and the California Secretary of State (the "Certificate of Merger"). The Merger will become effective upon such filing (the "Effective Time"). It is anticipated that, assuming all conditions are met, the Merger will occur on or about May 19, 1997, assuming no shareholders are eligible to assert dissenters' rights, and otherwise on or about June 18, 1997.


     EFFECTS OF THE MERGER. Following the Merger, Knights will continue its operations as a wholly owned subsidiary of Electroglas.

     BACKGROUND OF THE MERGER. The terms of the Agreement and the Merger, including the Conversion Ratio and Knights Shareholder Cash, were determined through negotiations between Electroglas and Knights. See "The Merger and Related Transactions -- Background of the Merger."

     KNIGHTS'S REASONS FOR THE MERGER. The factors considered by the Knights Board in approving the Merger included, but were not limited to, the following:
Electroglas is highly respected by Knights target customer base and a merger with Electroglas will enhance Knights's position in the industry; Electroglas's global distribution and support channels support semiconductor manufacturing facilities throughout the world and would provide Knights with the opportunity to quickly penetrate target markets; the belief that Electroglas has both the capital and infrastructure resources to meet the requirements for continued growth of Knights; Electroglas's continued support of investment in research and development, total quality management and providing information management systems to the semiconductor industry; the Merger presents an opportunity for Knights Shareholders to enhance the liquidity of their investment through their holdings of publicly traded Electroglas Common Stock; the Merger will have a positive impact on the employees of Knights due to the assessment that Electroglas's culture and values closely matched those of Knights; the ability of Knights employees to continue to vest their current Knights option holdings under Electroglas employee stock option plan; and, finally, the strategic alternatives for Knights other than the Merger, including remaining as an independent company and obtain additional financing, entering into another business combination or entering into some other affiliation with a strategic partner.

     By unanimous vote, the Board approved the Agreement and the Merger and authorized Mr. Sherby, Ms. Korn and Mr. Liu to sign the Merger Agreement.

     THE AGREEMENT AND PLAN OF REORGANIZATION.

     Electroglas and Knights have made certain representations and warranties as to their respective organization and good standing, corporate authority, required approvals, capitalization, and the absence of previously undisclosed material facts relating to the Agreement. Knights has made additional representations and warranties, including those with respect to its business operations including existing agreements, litigation, financial statements, taxes, properties, absence of certain changes, agreements and commitments, intellectual property, compliance with laws, certain transactions and agreements, employees, corporate documents, absence of broker fees or expenses, books and records, insurance, environmental matters, and government contracts.

     Under the Agreement, Knights covenants and agrees to perform a number of actions, including continuing the conduct of its business in its ordinary course, not entering into extraordinary transactions, obtaining assignments of patents and copyrights from employees and consultants who have not already made such assignments, cooperating with Electroglas in consummating the Agreement, and not taking any action to jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Knights also covenants and agrees not to solicit or negotiate another transaction that would dispose of all or substantially all of Knights's business until the consummation of the Merger or the termination of the Agreement according to its terms.

     Electroglas covenants and agrees to grant Knights reasonable access to its books and records and to cooperate in obtaining regulatory approval for the consummation of the Agreement, and that until the Closing Date it shall not repurchase any of its publicly traded shares at a price greater than $18.00.

     The obligations of Electroglas and Knights to effect the Merger are subject to the satisfaction of certain conditions, including, among others: the truth and completeness in all material respects of the representations and warranties of the other party; the performance by the other party of its covenants under the Agreement; the absence of any order, decree or ruling by any court or governmental agency that would prohibit the transactions contemplated by the Agreement or render them illegal; the obtaining of any permits or authorizations required by any regulatory authority having jurisdiction over the parties, including the satisfaction of all requirements under applicable state and federal securities laws; receipt of all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by legal counsel to consummate the Merger, absence of any pending litigation or proceeding that will have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in the Agreement; and receipt of an opinion of counsel for the other party covering matters typical for a transaction such as the one contemplated in the Agreement. The obligation of Knights to effect the Merger is conditioned, in addition to the items in the preceding paragraph, on the Registration Statement (of which this Prospectus is a part) becoming effective in accordance with the provisions of the Securities Act. The obligation of Electroglas to effect the Merger is conditioned, in addition to the items in the first paragraph under this caption, on the fulfillment or satisfaction of the following items: delivery by the Chief Financial Officer of Knights of a true and complete list of Knights Vested Options and Knights Unvested Options; approval of the Agreement by the Knights Shareholders; delivery by counsel to Electroglas of an opinion that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, absence of previously undisclosed litigation that could reasonably be expected to have a material adverse effect on financial conditions or results of operations of Knights; the execution and delivery by Knights and the Representatives of the Escrow Agreement; the absence of any material adverse change in the business of Knights (other than on account of matters which affect the general economy or the industry in which Knights is engaged or events triggered by Electroglas's statements as to its intentions regarding its future management of Knights); Electroglas's not becoming aware of, nor its due diligence investigation of Knights revealing, any facts or circumstances or conditions specific to Knights that have or would have a material adverse effect on the business of Knights; Dissenting Shares of Knights Common Stock not exceeding five percent of the issued and outstanding shares of Knights Common Stock on the Closing Date; and no holder of Knights Preferred Stock having exercised dissenters' rights. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Conditions to the Merger"

     The Merger Agreement is subject to termination by either Electroglas or Knights if, among other things, the Merger is not consummated by July 15, 1997. The Merger Agreement also may be terminated by either Electroglas or Knights under other circumstances, including the mutual written consent of Electroglas and Knights; failure to cure within thirty (30) days after written notice a breach of any representation, warranty, covenant or agreement; and permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger. The Agreement may be amended only in writing signed by the party that would be bound by the amendment. Each party will bear its own expenses in the Merger, except that Electroglas will pay reasonable accounting and legal fees of Knights up to a maximum of $125,000 if the Merger is consummated. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Termination; Amendment; Expenses."

     GENERAL INDEMNIFICATION BY KNIGHTS SHAREHOLDERS; LIABILITY OF KNIGHTS SHAREHOLDERS FOR CERTAIN DAMAGES. The Agreement provides that the Knights Shareholders will indemnify Electroglas and its affiliates and hold them harmless from any losses or liabilities incurred by Electroglas as a result of any misrepresentation or breach of the representations, warranties and covenants of Knights and the Knights Shareholders. Under the Escrow Agreement, if the Merger is consummated, on the Closing Date, Electroglas will withhold from the Knights Shareholders on a pro rata basis the cash payable as the Knights Shareholder Cash, if any, up to an amount equal to ten percent of the sum of (i) the Knights Shareholder Cash and (ii) the product of the number of shares of Electroglas Common Stock issued upon the conversion of the Knights Stock and the Closing Price, which sum is referred to as the "Target Escrow Cash." If the Knights Shareholder Cash is less than the Target Escrow Cash, then Electroglas will withhold from the Knights Shareholders on a pro rata basis shares of Electroglas Common Stock issued in the Merger equal to the quotient of (i) the Target Escrow Cash minus the cash (if any) withheld from the Knights Shareholder Cash, divided by (ii) the Closing Price. The cash and stock held in escrow (the "Escrow Assets") will be held for twelve months as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. None of the options to purchase Electroglas Common Stock, that will be exchanged for options to purchase Knights Common Stock, will be withheld in escrow. See "The Merger and Related Transactions -- The Escrow Agreement" and "The Merger and Related Transactions -- The Agreement and Plan oF Reorganization -- General Indemnification by Knights Shareholders; Liability of Knights Shareholders for Certain Damages." The Knights Shareholders shall not incur liability for Damages beyond the Escrow Assets. However, that limitation shall not apply to any Knights Shareholder with respect to any claims of intentional misrepresentation or fraud or any criminal matters. (See "The Merger and Related Transactions -- The Escrow Agreement" and "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- General Indemnification by Knights Shareholders; Liability of Knights Shareholders for Certain Damages")

     SURRENDER AND EXCHANGE PROCEDURE. As soon as practicable after the Effective Time, each Knights Shareholder will receive instructions for surrendering his or her Knights stock certificates, together with a letter of transmittal that the Shareholder shall complete and submit along with the Knights stock certificates surrendered in exchange for shares of Electroglas Common Stock or cash. Shareholders of Knights should not submit their stock certificates for exchange or cash payment until they receive the letter of transmittal and instructions. See "The Merger and Related Transactions -- Conversion of Shares; Procedures for Exchange of Certificates."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation by the Knights Board that the Knights Shareholders approve and adopt the Agreement and the transactions contemplated thereby, Shareholders should be aware that certain members of Knights's management and the Knights Board have certain interests in the Merger in addition to the interests of Shareholders of Knights generally. These interests arise from, among other things, certain employee benefit plans, indemnification and insurance arrangements and employment agreements among Electroglas, Knights and directors and certain executive officers of Knights. See "The Merger and Related Transactions -- Interests of Certain Persons in the Merger" and "Other Agreements."

ESCROW AGREEMENT

     If the Merger is consummated, the Shareholders Representatives, Knights and Electroglas shall enter into an Escrow Agreement substantially in the form attached hereto as Appendix B. The Escrow Agreement sets forth the terms and conditions under which the assets held in Escrow shall be held and disposed of. The Escrow Agreement also provides that Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will serve as Representatives of the Knights Shareholders and be authorized on behalf of the Knights Shareholders, with respect to claims against the assets held in escrow, to determine the rights of the Knights Shareholders, to bind the Knights Shareholders, and to receive service of process on their behalf. See "The Merger and Related Transactions -- The Escrow Agreement."

EMPLOYMENT OFFERS

     Electroglas has made offers of employment to four current officers of Knights to serve as officers of the Knights Technology subsidiary of Electroglas (the "Knights Subsidiary") after the Merger. The offers are all contingent on the completion of the Merger by May 29, 1997. Thomas A. Sherby, currently Chairman, President and CEO of Knights, has been offered the position of President of the Knights Subsidiary. Mary P. Korn, currently Vice President of Finance and Administration, Chief Financial Officer and Secretary of Knights, has been offered the position of Vice President of Finance and Administration of the Knights Subsidiary. Ankush Oberai, currently Vice President of Worldwide Sales and Strategic Marketing of Knights, has been offered the position of Vice President of Sales and Strategic Marketing of the Knights Subsidiary. Kuang-Hua Ken Huang, currently Vice President of Engineering of Knights has been offered the position of Vice President of Engineering of the Knights Subsidiary. See "Other Agreements."

REGULATORY MATTERS

     Electroglas and Knights are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of various states.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.


     Electroglas and Knights intend for the Merger to be treated as a "reorganization" within the meaning of Section 368(a) of the Code. If the Merger does not qualify as a "reorganization" within the meaning of Section 368(a) of the Code, Knights Shareholders may be subject to adverse tax consequences. There are several circumstances in which the Merger will not qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In particular, if, pursuant to the Merger, the Knights Shareholders receive, in the aggregate, greater than twenty percent (20%) of the total consideration for their shares of Knights Stock in cash, including the Knights Shareholder Cash, if any, any cash paid to dissenting Knights Shareholders, any cash paid in lieu of fractional shares, and any cash held pursuant to the Escrow Agreement, then the Merger will not qualify as a "reorganization" within the meaning of Section 368(a) of the Code. If the Closing Price is less than $15.68 per share of Electroglas Common Stock, then the Knights Shareholders will receive, in the aggregate, greater than twenty percent (20%) of the total consideration for their shares of Knights Stock in cash and, accordingly, the Merger will not qualify as a "reorganization" within Section 368(a) of the Code. Even if the Merger qualifies as a reorganization, Knights Shareholders will recognize income for any cash received.



     Subject to waiver by Electroglas, it is a condition to the consummation of the Merger that Electroglas receive an opinion from its counsel, Morrison & Foerster LLP, substantially to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that Electroglas and Knights will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code (the "Closing Opinion"). The Closing Opinion, if delivered, will be based upon certain assumptions and subject to certain limitations and qualifications as noted therein. However, the requirement of the Closing Opinion may be waived by Electroglas and the failure of the Merger to so qualify as a reorganization will not result in adverse federal income tax consequences to Electroglas or its stockholders (other than such stockholders acquiring Electroglas Common Stock pursuant to the Merger). In addition, the Closing Opinion will not be delivered to Knights or the Knights Shareholders, and Knights and the Knights Shareholders will not be entitled to rely on the Closing Opinion. Knights has decided not to seek an opinion of its counsel or its tax advisor as to the tax consequences of the Merger to Knights or the Knights Shareholders. A ruling from the IRS concerning the tax consequences of the Merger will not be requested.


     KNIGHTS SHAREHOLDERS AND OPTIONHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER. See "The Merger and Related Transactions -- Certain Federal Income Tax Consequences" and "The Merger and Related Transactions -- The Agreement and Plan or Reorganization -- Conditions to the Merger."

ACCOUNTING TREATMENT

     The Merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles. See "The Merger and Related Transactions -- Accounting Treatment."

DISSENTERS' RIGHTS OF APPRAISAL

     Under California law, if the Merger is consummated, a Shareholder of Knights who does not vote in favor of the proposal to approve and adopt the Agreement and who otherwise follows procedures prescribed in the statute will be entitled to receive cash equal to the "fair value" of that Shareholder's shares of Knights Stock in lieu of receiving shares of Electroglas and the Knights Shareholders Cash, if any. See "Dissenters' Rights of Appraisal" and Appendix C. IF MORE THAN FIVE PERCENT OF THE SHARES OF KNIGHTS COMMON STOCK ARE DISSENTING SHARES OR IF ANY OF THE HOLDERS OF KNIGHTS PREFERRED STOCK ASSERT DISSENTERS' RIGHTS, THEN ELECTROGLAS SHALL NOT BE OBLIGATED TO CLOSE THE MERGER.

COMPARISON OF THE RIGHTS OF KNIGHTS SHAREHOLDERS AND ELECTROGLAS STOCKHOLDERS

     The rights of Knights Shareholders are currently governed by California law and by Knights's Articles of Incorporation and Bylaws. At the Effective Time of the Merger, holders of Knights Common Stock and Knights Preferred Stock will become holders of Common Stock of Electroglas, a Delaware corporation, and their rights as stockholders will be governed by Delaware law and by Electroglas's Certificate of Incorporation and By-Laws. See "Comparison of Rights of Knights Shareholders and Electroglas Stockholders."

                       MARKET PRICES AND DIVIDEND POLICIES

     The Electroglas Common Stock is listed and traded on Nasdaq. The following table sets forth the high and low sales prices per share of Electroglas Common Stock for the last two fiscal quarters indicated, as reported by Nasdaq.

                                                               ELECTROGLAS
                                                               COMMON STOCK
                                                             HIGH        LOW
                                                             ----        ---
    Fiscal 1995:
      First Quarter .....................................    24 3/8    13 5/8
      Second Quarter ....................................    29 7/8    19 3/4
      Third Quarter .....................................    40 1/4    27 5/8
      Fourth Quarter ....................................    37        19 3/4

    Fiscal 1996:
      First Quarter .....................................    25 3/4    14 3/8
      Second Quarter ....................................    22 1/2    13 3/4
      Third Quarter .....................................    15 1/4    12
      Fourth Quarter ....................................    19 5/8    12 5/8

     On March 12, 1997, the last trading day prior to announcement of the Agreement, the closing sales price of Electroglas Common Stock as reported by Nasdaq was $18.25 per share. Had the Closing occurred on that day, the Conversion Ratio would have been .1372234 shares of Electroglas Common Stock exchangeable for each share of Knights Stock and the Knights Shareholder Cash would have totaled $2,025,000 (approximately $0.190 per share). Based on that closing price and hypothetical conversion ratio, the equivalent per share value of Knights Common Stock as of such date was approximately $2.69.

     Because the Conversion Ratio varies with the market price of Electroglas Common Stock and because the market price of Electroglas Common Stock is subject to fluctuation, both the number and the market value of the shares of Electroglas Common Stock that holders of Knights Common Stock will receive in the Merger, and the Knights Shareholder Cash, if any, may increase or decrease prior to and following the Merger. Under the Agreement Electroglas is obligated not to repurchase shares of Electroglas Common Stock at a price greater than $18 per share between the date of the Agreement and the Closing. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ELECTROGLAS COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR ELECTROGLAS COMMON STOCK.

     No dividends have been declared or paid on Electroglas Common Stock since Electroglas's incorporation, nor are any such dividends expected to be paid following consummation of the Merger.

     There is no public trading market for Knights Common Stock or Knights Preferred Stock. Knights has never declared or paid cash dividends on its Common Stock or on its Series C Preferred Stock.

               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND
                           COMPARATIVE PER SHARE DATA

     The following summary historical financial data of Electroglas has been derived from its historical consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto that are incorporated herein by reference.

ELECTROGLAS

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ELECTROGLAS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS DATA

Years Ended December 31,                          1996           1995            1994          1993            1992
                                         ---------------- -------------- -------------- -------------- --------------
Net Sales                                $     151,950    $   169,240    $    112,319   $    79,411    $     55,034
                                         ---------------- -------------- -------------- -------------- --------------
Gross Profit                                    72,284         92,634          61,921        40,331          26,471
Engineering, research and
development                                     18,672         13,560          10,149         8,763           8,287
Selling, general and administrative             24,758         25,771          19,272        14,956          11,501
                                         ---------------- -------------- -------------- -------------- --------------
Operating income                                28,854         53,303          32,500        16,612           6,683
Interest and other income, net                   4,847          4,211           2,876           453             344
                                         ---------------- -------------- -------------- -------------- --------------
Income before income taxes                      33,701         57,514          35,376        17,065           7,027
Provision for income taxes(1)                    9,242         20,417          13,042         2,405           2,617
                                         ---------------- -------------- -------------- -------------- --------------
Net income(1)                                   24,459         37,097          22,334        14,660           4,410
Net income per share(1)                  $        1.36    $      2.05    $       1.31
Pro Forma net income per share (1)(2)                                                   $      1.07    $       0.32

HISTORICAL CONSOLIDATED BALANCE
   SHEET DATA
Working capital                          $     159,376    $   146,849    $     96,482   $    28,991    $      8,022
Total assets                                   197,866        191,741         131,901        52,987          20,033
Short-term borrowings                            1,790          1,952             --            --              --
Total stockholders' equity(3)                  173,651        157,394         110,755        39,499          10,451

-----------------------------------------

(1) Net income for the year ended December 31, 1994 includes a $941,000 credit for the favorable impact of new California tax legislation. Net income and net income per share for the year ended December 31, 1994 without the $941,000 credit were $21,393,000 and $1.26, respectively. Net income for the year ended December 31, 1993 includes a $4,364,000 credit for elimination of the valuation allowance on deferred taxes. Net income and pro forma net income per share for the year ended December 31, 1993 without the $4,364,000 credit were $10,296,000 and $0.75, respectively.

(2) Pro forma net income per share assumes 13,600,000 shares outstanding through July 1, 1993 (the date of the closing of the initial public offering of Electroglas's common stock ("the IPO")).

(3) Total stockholders' equity through December 31, 1992 reflects the net assets of the Electroglas division of General Signal. Prior to the closing of the IPO, substantially all of the cash generated by the division's operations was regularly remitted to General Signal pursuant to General Signal's centralized cash management program.

KNIGHTS

The following summary historical financial data of Knights has been derived from its historical financial statements and should be read in conjunction with such financial statements and the notes thereto.

                  SELECTED HISTORICAL FINANCIAL DATA OF KNIGHTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

HISTORICAL STATEMENT OF OPERATIONS DATA

Years Ended December 31,                                              1996             1995              1994
                                                                ----------------- ---------------- -----------------
Product revenues                                                $      4,807      $      4,720     $      3,506
Maintenance and other revenues                                         1,331               433              516
                                                                ----------------- ---------------- -----------------
                                                Total revenues         6,138             5,153            4,022
Cost of product revenues                                                 399               390              628
Cost of maintenance and other revenues                                   387               155               92
                                                                ----------------- ---------------- -----------------
                                                  Gross margin         5,352             4,608            3,302
Research and development                                               1,992             1,187              750
Marketing and sales                                                    2,418             1,523              968
General and administrative                                             1,665             1,259              925
                                                                ----------------- ---------------- -----------------
                                      Total Operating Expenses         6,076             3,970            2,643

                                       Operating income (loss)          (724)              638              659
Other income                                                              58                81               42
                                                                ----------------- ---------------- -----------------
   Income (loss) before income tax expense (benefit)                    (666)              719              700
Income tax expense (benefit)                                            (260)              250              243
                                                                ----------------- ---------------- -----------------
                                             Net income (loss)          (406)              470              457
Net income (loss) per share                                           $(0.08)            $0.05            $0.05
                                                                ================= ================ =================
Shares used in computing net income (loss) per share                   4,966            10,100           10,045
                                                                ================= ================ =================

HISTORICAL BALANCE SHEET DATA
Working capital                                                 $      1,181      $      2,380     $      2,078
Total assets                                                           4,177             4,734            3,370
Short-term borrowings                                                    313                 0                0
Accumulated deficit                                                   (1,884)           (1,478)          (1,947)
Total shareholders' equity                                             2,554             2,814            2,337

                           COMPARATIVE PER SHARE DATA

         The following table sets forth certain historical per share data of Electroglas and Knights and combined per share data on an unaudited pro forma basis after giving effect to the Merger as a purchase transaction and assuming that 1,500,000 shares of Electroglas Common Stock will be issued based upon the maximum number of shares to be issued under the Merger for all the Knights outstanding Common and Preferred Stock. This data should be read in conjunction with the selected financial data included in this Proxy Statement/Prospectus and the separate historical consolidated financial statements of Electroglas and separate historical financial statements of Knights included in or incorporated by reference herein. The unaudited pro forma financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as representative of future operations.

                                                                  YEAR ENDED OR AS OF
                                                                   DECEMBER 31, 1996
Historical - Electroglas
     Net income per share                                                  $1.36
     Book value per share (1)                                              $9.54
Historical - Knights
     Net (loss) per share                                                 ($0.08)
     Book value per share (1)                                              $0.51
Pro forma combined net income per share (3)(5)
     Pro forma net income per Electroglas share                            $1.16
     Equivalent pro forma net income per Knights share (2)                 $0.16
Pro forma combined book value per share (4)(5)
     Pro forma book value per Electroglas share                            $7.60
     Equivalent pro forma book value per Knights share (2)                 $1.04

(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of the period. Historical Knights book value per share would have been $0.27 per share if all outstanding Preferred Stock at the end of the period had been included in the calculation.

(2) The equivalent Knights pro forma share amounts are calculated by multiplying the combined pro forma per share amounts by the Conversion Ratio of 0.137224 of a share of Electroglas Common Stock for each share of Knights Common and Preferred Stock and Knights Common Stock subject to vested options, including approximately 260,000 shares subject to options which accelerate on the Closing Date.

(3) Pro forma combined net income per share reflects Electroglas and Knights net income for the year ended December 31, 1996 and is based upon (i) Electroglas's weighted average common and common equivalent shares outstanding for the year ended December 31, 1996, (ii) 1,500,000 shares of Electroglas Common Stock assumed to be issued for all the outstanding shares of Knights Common and Preferred Stock and Knights Common Stock subject to vested options, including approximately 260,000 shares subject to options that accelerate on the Closing Date, based on the outstanding number of shares of Knights Common and Preferred Stock and shares of Knights Common Stock subject to vested options at March 12, 1997 and assuming that such shares were outstanding for the entire period, (iii) the applicable number of shares relative to the unvested options to purchase Knights Common Stock assumed by Electroglas and (iv) the elimination of sales made by Knights to Electroglas. To the extent that the number of outstanding shares of Knights Common and Preferred Stock, or the number of shares of Knights Common Stock subject to options, increases or decreases or the stock price of Electroglas increases above $19.60 between March 12, 1997 and the Closing Date of the Merger, the number of shares of Electroglas Common Stock to be issued in connection with the Merger will decrease proportionately. Pro forma combined net income per share includes pro forma adjustments of approximately (i) $714,000 for the estimated effect of amortization over a three to five year period of acquired intangibles, including goodwill in the Merger, (ii) $528,000 for additional amortization related to the developed technology acquired in the Merger, and (iii) $49,000 for forgone interest income on the additional cash paid by Electroglas in accordance with the Agreement.

(4) The pro forma combined net book value per share reflects the stockholders equity of Electroglas at December 31, 1996 and 1,500,000 shares of Electroglas Common Stock assumed to be issued for all the outstanding shares of Knights Common and Preferred Stock based upon the outstanding number of shares of Knights Common Stock at December 31, 1996.

(5) Based on preliminary estimates, Electroglas expects that approximately $20 million to $25 million of the total purchase price will be allocated to in-process research and development and will be charged to operations at the time of the Closing of the Merger. The effect of this charge using the approximate mid-point of the range of $23 million has been reflected in the pro forma combined book value per share but has not been reflected in the pro forma combined net income per share.

                                  RISK FACTORS

     The following factors should be considered carefully by the Knights Shareholders in evaluating whether to approve the Agreement and thereby become holders of Electroglas Common Stock. These factors should be considered in conjunction with the other information included in this Proxy
Statement/Prospectus.


     FORWARD-LOOKING STATEMENTS. The statements contained in this Proxy Statement/Prospectus that are not purely historical are forward-looking statements, including statements regarding Electroglas's beliefs, expectations, hopes, plans or intentions regarding the future. Forward-looking statements in this document include statements under the heading "Risk Factors -Integration of the Businesses" regarding Electroglas's expectation as to any charge to reflect the combination of the two companies in the Merger and under the heading "Business of Electroglas - Electroglas Strategy" regarding Electroglas's expectations regarding continued emphasis on research and development and strengthening of customer relationships, intentions regarding broadening existing product lines and the complementary nature of its SORTnet(TM) products to its core product lines, among others. All forward-looking statements included in this document are made as of the date hereof, based on information available to Electroglas as of the date hereof, and Electroglas assumes no obligation to update any forward-looking statement or statements. It is important to note that Electroglas's actual results could differ materially from those in such forward-looking statements. The following important factors, among others, in some cases have affected, and in the future could affect, Electroglas's actual operating results and could cause Electroglas's actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Electroglas. Knights Shareholders should also consult the risk factors listed from time to time in Electroglas's Reports on Forms 10-Q, 8-K and Annual Report to Stockholders. See also, "Knights Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward-Looking Statements."


     INTEGRATION OF THE BUSINESSES. The Merger involves the integration of two companies that previously operated independently, which will require substantial management resources of the combined companies. No assurance can be given that the merged companies will overcome the difficulties they encounter as they integrate the operations of Electroglas and Knights. The need to coordinate geographically separate organizations, integrate personnel with disparate business backgrounds and combine different corporate cultures exacerbates the difficulties of combining the companies' operations. Moreover, the process of combining operations could interrupt or slow the momentum of the activities of either or both of the companies' businesses. These difficulties connected with the Merger and the integration of the two companies' operations could adversely affect the business, results of operations or financial condition of the combined companies.

     Upon consummation of the Merger, Electroglas expects to incur a charge of approximately $23 million to reflect the combination of the two companies, including costs relating to in-process research and development, severance and employee relocation, the elimination of duplicate systems and facilities and other integration costs. The amount is preliminary and subject to change. In addition, there can be no assurance that Electroglas will not incur additional charges in the future to reflect costs associated with the Merger.

     SEMICONDUCTOR INDUSTRY DOWNTURNS ADVERSELY AFFECT ELECTROGLAS REVENUES AND OPERATING RESULTS. Electroglas's business largely depends on capital expenditures by semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products that use integrated circuits. The semiconductor industry is highly cyclical and has historically experienced periods of oversupply resulting in significantly reduced demand for capital equipment. The semiconductor industry is currently experiencing a downturn which has led many semiconductor manufacturers to delay or cancel capital expenditures. These delays and cancellations have adversely affected Electroglas's revenues, gross profit, gross margin and operating results. Furthermore, there can be no assurance that the semiconductor industry will not experience further downturns or slowdowns in the future, which may materially and adversely affect the Electroglas's business and operating results. In addition, the need to invest in the engineering, research and development and marketing required to penetrate targeted foreign markets and maintain extensive customer service and support capabilities limits Electroglas's ability to reduce expenses during such downturns.

     VARIABILITY AND UNCERTAINTY OF QUARTERLY OPERATING RESULTS. Electroglas has experienced and expects to continue to experience significant fluctuations in its quarterly results. Electroglas's backlog at the beginning of each quarter does not necessarily determine actual sales for any succeeding period. Electroglas's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. Other factors which may influence Electroglas's operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, Electroglas's ability to design, manufacture and introduce new products on a cost-effective and timely basis, the delay between expenses to further develop marketing and service capabilities and the realization of benefits from those improved capabilities, and the introduction of new products by Electroglas's competitors. Accordingly, Electroglas's results of operations are subject to significant variability and uncertainty from quarter to quarter.

     DEPENDENCE ON NEW PRODUCTS AND PROCESSES. Electroglas believes that its future success will depend in part upon its ability to continue to enhance its existing products and to develop and manufacture new products. As a result, Electroglas expects to continue to make a significant investment in engineering, research and development. There can be no assurance that Electroglas will be successful in the introduction, marketing and cost effective manufacture of any of its new products, or that Electroglas will be able to timely develop and introduce new products, or to enhance its existing products and processes to satisfy customer needs or achieve market acceptance. To develop new products successfully, Electroglas depends on close relationships with its customers and the willingness of those customers to share information with Electroglas. The failure to develop products and introduce them successfully and in a timely manner could adversely affect Electroglas's competitive position and results of operations.

     DEPENDENCE ON PRINCIPAL CUSTOMERS. For the years ended December 31, 1996 and 1995, five of Electroglas's customers accounted for 37% and 31%, respectively, of its net sales. Intel Corporation accounted for 13% of net sales in the year ended December 31, 1996. No single customer accounted for more than 10% of net sales in 1995. If one or more of Electroglas's major customers ceased or significantly curtailed its purchases, a material adverse effect on Electroglas's results of operations could result. See "Business of Electroglas -- Customers."

     HIGHLY COMPETITIVE INDUSTRY. The semiconductor equipment industry is highly competitive. Electroglas faces substantial competition from established competitors, some of which are part of larger companies that have greater financial, engineering and manufacturing resources than Electroglas and have larger service organizations and long-standing customer relationships. Electroglas's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures may force price reductions which could adversely affect Electroglas's results of operations. Although Electroglas believes it has certain technological and other advantages over its competitors, maintaining and capitalizing on these advantages will require Electroglas to continue a high level of investment in engineering, research and development, marketing and customer service and support. There can be no assurance that Electroglas will have sufficient resources to continue to make these investments or that Electroglas will be able to make the technological advances necessary to maintain these competitive advantages. See "Business of Electroglas -- Competition."

     JAPANESE MARKET SEGMENT AND JAPANESE COMPETITION. Electroglas believes that competing Japanese companies have a competitive advantage because they dominate the Japanese market segment (comprised of semiconductor fabrication facilities located in Japan and those located outside Japan which are controlled by Japanese companies). Foreign companies find it difficult to penetrate the large and technically advanced Japanese market, which represents a substantial percentage of the worldwide wafer prober market. In particular, Tokyo Electron Limited ("TEL"), a large supplier of wafer probers and other semiconductor capital equipment in Japan, dominates the Japanese market segment for wafer probers. TEL dominance of the Japanese market segment and its position as a large supplier of wafer probers worldwide provide it with a sales and technology base that enables it to compete throughout the rest of the world. Another Japanese company, Tokyo Seimitsu Co., Ltd. ("TSK"), also a large supplier of wafer probers in the Japanese market segment, has recently increased its share of that market.

     Although Electroglas believes it is the largest supplier of wafer probers in the non-Japanese market segment, Electroglas has not yet established itself as a significant participant in the Japanese market segment. While Japanese semiconductor manufacturers in recent years have begun to build semiconductor fabrication facilities outside Japan, Electroglas has not yet had significant sales into such facilities. Further, Japanese semiconductor manufacturers have extended their influence outside Japan by licensing products and process technologies to non-Japanese semiconductor manufacturers; these licenses typically include a recommendation to use wafer probers and other semiconductor equipment manufactured by Japanese companies. In particular, Electroglas may be at a competitive disadvantage with respect to the Japanese semiconductor capital equipment suppliers who have been engaged for some time in collaborative efforts with Japanese semiconductor manufacturers. There can be no assurance that Electroglas will be able to establish a significant presence in or ever compete successfully in the Japanese market segment. In addition, to the extent that the slowdown in the Japanese market segment has left Electroglas's Japanese competitors with excess inventory or excess capacity they may offer substantial discounts on their products, increasing pricing pressure in both the Japanese market segment and elsewhere. Furthermore, the current weakness of the yen compared to the dollar may exacerbate this situation.

     PATENTS AND OTHER INTELLECTUAL PROPERTY. Electroglas's success depends in significant part on its intellectual property. While Electroglas attempts to protect its intellectual property through patents, copyrights and trade secrets, it believes that its success will depend more upon innovation, technological expertise and distribution strength. There can be no assurance that Electroglas will successfully protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held by Electroglas will be sufficiently broad to protect Electroglas's technology. In addition, no assurance can be given that any patents issued to Electroglas will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to Electroglas.

     Some customers using certain products of Electroglas have received a notice of infringement from Technivision Corporation and Jerome H. Lemelson alleging that the manufacture of semiconductor products infringes certain patents issued to Mr. Lemelson. Certain of these customers have notified Electroglas that, in the event it is subsequently determined that the customer infringes certain of the Lemelson patents, they may seek reimbursement from Electroglas for some damages or expenses resulting from this matter. Electroglas believes that its products do not infringe the Lemelson patents. Certain of Electroglas's customers are currently engaged in litigation with Mr. Lemelson involving 17 of his patents and the validity of those patents has been placed in issue. In the future, it is possible that Electroglas's participation in the litigation may be required. Electroglas may incur costs with respect to such participation and cannot predict the outcome of this or similar litigation or the effect of such litigation upon Electroglas. To the best of Electroglas's knowledge, neither it nor any of its products has been identified by Mr. Lemelson as infringing his patents.

     DEPENDENCE ON CERTAIN SUPPLIERS. Electroglas obtains certain of the components and subassemblies for its systems from a single source or a limited group of suppliers, most notably all of the vision processor systems used in Electroglas's products are supplied by Cognex Corporation ("Cognex"). Although Electroglas seeks to reduce dependence on its sole and limited source suppliers, the partial or complete loss of Cognex as a supplier of vision processor systems, and the loss of certain other limited source suppliers could at least temporarily adversely affect Electroglas's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect Electroglas's results of operations.

     INTERNATIONAL OPERATIONS. International sales accounted for 45%, 45% and 47% of Electroglas's net sales for 1996, 1995 and 1994, respectively. Electroglas expects international sales to continue to represent a significant percentage of net sales. A number of factors may adversely affect Electroglas's international sales and operations, including the imposition of governmental controls, fluctuations in the U.S. dollar, which could increase the foreign sales prices of Electroglas's products in local currencies, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations. Although these and similar regulatory, geopolitical and global economic factors have not yet had a material adverse effect on Electroglas's operations, there can be no assurance that such factors will not adversely impact Electroglas's operations in the future or require Electroglas to modify its current business practices. In addition, the laws of certain foreign countries may not protect Electroglas's intellectual property rights to the same extent as do the laws of the United States.

     DEPENDENCE ON KEY EMPLOYEES. The future success of Electroglas partly depends on its ability to retain key personnel. Electroglas also needs to attract additional skilled personnel in all areas of its business to grow. While many of Electroglas's current employees have years of service with Electroglas, there can be no assurance that Electroglas will be able to retain its existing personnel or attract additional qualified employees in the future.


     ACQUISITIONS. Electroglas may in the future pursue acquisitions of complementary product lines, technologies or businesses. Acquisitions by Electroglas may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Electroglas profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention form other business concerns, risks of entering markets in which Electroglas has no or limited direct prior experience, and the potential loss of key employees of the acquired company. Electroglas has entered into an agreement whereby, if consummated, Electroglas will purchase Knights for approximately $29.4 million in Electroglas Common Stock or a combination of Electroglas Common Stock and cash. The acquisition will be accounted for by the purchase method. There can be no assurances as to the effect thereof on this, or future, acquisitions on Electroglas's business or operating results.



     POSSIBLE VOLATILITY OF COMMON STOCK PRICE. The market price of Electroglas Common Stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as announcements of technological innovations or new products by Electroglas or by Electroglas's competitors, government regulations, developments in patent or other property rights, and developments in Electroglas's relationships with its customers. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, general economic conditions and specific conditions in the semiconductor industry may adversely affect the market price of Electroglas Common Stock.


     ANTITAKEOVER PROVISIONS. Certain provisions of Electroglas's Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of Electroglas. Such provisions could diminish the opportunities for a stockholders to participate in tender offers, including tender offers at a price above the then current market value of Electroglas Common Stock. Such provisions may also inhibit fluctuations in the market price of Electroglas Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue additional series of preferred stock that could have the effect of delaying, deterring or preventing a change in control of Electroglas. The issuance of additional series of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. Electroglas has no plans to issue any Preferred Stock. See "Comparison of Rights of Knights Shareholders and Electroglas Stockholders -- Anti-Takeover Provisions and Interested Stockholder Transactions."

                           THE KNIGHTS SPECIAL MEETING

     PURPOSE OF THE KNIGHTS SPECIAL MEETING. At the Knights Special Meeting, holders of Knights Common Stock and Knights Preferred Stock will consider and vote on a proposal to adopt the Agreement. As a result of the Merger, Newco, a new Delaware corporation that will be organized as a wholly owned subsidiary of Electroglas will merge with and into Knights, with Knights to be the surviving corporation of the Merger. Shareholders of Knights will also consider and vote on any other matter that may properly come before the meeting.

     Approval of the Agreement by the shareholders of Knights will also constitute approval of the Escrow Agreement and approval of the equal distribution of the proceeds of the Merger to all of the Knights Shareholders. See "The Merger and Related Transactions - The Escrow Agreement" and "Comparison of Rights of Knights Shareholders and Electroglas Stockholders - Change from Preferred Shares to Common Shares."

     THE KNIGHTS BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE AGREEMENT, BELIEVES THAT THE TERMS OF THE AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, KNIGHTS AND THE KNIGHTS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF KNIGHTS COMMON STOCK AND KNIGHTS PREFERRED STOCK VOTE "FOR" APPROVAL OF THE AGREEMENT.


     RECORD DATE; VOTING RIGHTS; PROXIES. Only holders of Knights Common Stock and Knights Preferred Stock at the close of business on April 11, 1997 (the "Knights Record Date") are entitled to notice of and to vote at the Knights Special Meeting. As of the Knights Record Date, there were 5,042,311 shares of Knights Common Stock issued and outstanding, and 4,599,978 shares of Knights Preferred Stock issued and outstanding, each of which entitled the holder thereof to one vote.


     All shares of Knights Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in the proxies. IF NO INSTRUCTIONS ARE INDICATED IN A SIGNED AND RETURNED PROXY, SHARES OF KNIGHTS STOCK SUBJECT TO THAT PROXY WILL BE VOTED IN FAVOR OF ADOPTION OF THE AGREEMENT. Knights does not know of any matters other than those described in the Notice of Special Meeting that are to come before the Knights Special Meeting. However, if any other matter or matters are properly presented for action at the Knights Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment. A Knights Shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Knights, by signing and returning a later dated proxy, or by voting in person at the Knights Special Meeting. However, mere attendance at the Knights Special Meeting will not in and of itself have the effect of revoking the proxy. Votes cast by proxy or in person at the Knights Special Meeting will be tabulated by the inspector of election appointed for the meeting.

     SOLICITATION OF PROXIES. Proxies are being solicited by and on behalf of the Knights Board. Knights will bear all expenses in connection with such solicitation. In addition to solicitation by use of the mails, directors, officers and employees of Knights may solicit proxies in person or by telephone, telegram or other means of communication. Directors, officers and employees will not receive additional compensation for these solicitation activities, but may be reimbursed for related out-of-pocket expenses.

     QUORUM. Holders of a majority of all of the issued and outstanding shares of Knights Common Stock and holders of a majority of all of the issued and outstanding Knights Preferred Stock must be present in person or by proxy to constitute a quorum at the Knights Special Meeting.


     REQUIRED VOTE. Adoption of the Agreement requires the affirmative votes of a majority of the outstanding shares of Knights Common Stock entitled to vote thereon and a majority of the outstanding Knights Preferred Stock entitled to vote thereon at the Knights Special Meeting. For purposes of determining whether the Agreement has been adopted, the inspector of election will include abstentions in the number of outstanding shares of Knights Stock entitled to vote thereon at the Knights Special Meeting. Accordingly, abstentions will have the effect of a "NO" vote on the proposal to adopt the Agreement.

     As of March 12, 1997, directors and executive officers of Knights and their affiliates were beneficial owners of an aggregate of 3,939,800 shares of Knights Common Stock (exclusive of any shares issuable upon the exercise of stock options remaining unexercised as of such date), or approximately 79% of the 5,011,238 shares of Knights Common Stock and 3,630,862 shares of Knights Preferred Stock, or approximately 79% of the Knights Preferred Stock issued and outstanding as of such date that were issued and outstanding as of such date. Each of the directors and executive officers of Knights has indicated an intention to vote all shares of Knights Common Stock and Knights Preferred Stock beneficially owned by him or her in favor of approval of the Agreement.


     THE MATTERS TO BE CONSIDERED AT THE KNIGHTS SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE KNIGHTS SHAREHOLDERS. ACCORDINGLY, KNIGHTS SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                       THE MERGER AND RELATED TRANSACTIONS

     THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE PROPOSED MERGER, THE AGREEMENT AND RELATED TRANSACTIONS. THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE TERMS OF THE AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE AGREEMENT IN ITS ENTIRETY.

     GENERAL. The Principal Knights Shareholders, Knights and Electroglas have entered into an Agreement and Plan of Reorganization dated as of March 12, 1997, which provides for the creation of Newco, a new Delaware corporation that will be organized as a wholly-owned subsidiary of Electroglas and will merge with and into Knights in the Merger, a reverse triangular merger with Knights to be the surviving corporation. As a result Knights will be a wholly owned subsidiary of Electroglas and the present Knights Shareholders will receive shares of Electroglas Common Stock and the right to receive on a pro rata basis the Knights Shareholder Cash if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. The Agreement provides that the parties will consummate the Merger if the requisite number of Knights Shareholders approve the Agreement and all other conditions to the Merger are satisfied or waived as provided in the Agreement.

CONVERSION OF KNIGHTS STOCK

     Upon consummation of the Merger, each share of Knights Common Stock and each share of Knights Preferred Stock that is issued and outstanding immediately prior to the Effective Time (as hereinafter defined) will, by virtue of the Merger and at the Effective Time, and without further action on the part of any holder thereof, be converted into the number of fully paid and nonassessable shares of Electroglas Common Stock, $0.01 par value equal to the Conversion Ratio described below.

     CONVERSION RATIO. The Conversion Ratio for the conversion of Knights Stock will be the quotient of (i) the number of Total Shares divided by (ii) the sum of (a) the aggregate number of shares of Knights Stock issued and outstanding at the Effective Time plus (b) the aggregate number of shares of Knights Common Stock subject to all outstanding, unexercised and vested options (the "Vested Knights Options"). The Agreement defines Total Shares as the total number of shares of Electroglas Common Stock to be issued in the Merger, which is equal to the quotient of $29,400,000 divided by the Closing Price (the closing sale price of Electroglas Common Stock on the Nasdaq National Market on the trading day prior to the Closing Date), provided, however, the Total Shares shall not exceed 1,500,000 shares.

     ADJUSTMENTS FOR CAPITAL CHANGES. If prior to the Merger Electroglas recapitalizes either through a split-up of its outstanding shares into a greater number, or through a combination of its outstanding shares into a lesser number, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes (other than through a split-up or combination of shares provided for in the previous clause), or declares a dividend on its outstanding shares payable in shares or securities convertible into shares, the calculation of the Conversion Ratio will be adjusted appropriately.

     NO FRACTIONAL SHARES. Fractional shares of Electroglas Common Stock will not be issued in connection with the Merger. A holder of Knights Stock otherwise entitled to a fractional share of Electroglas Common Stock will be paid in cash in lieu of any fractional share in an amount equal to the same fraction of the Closing Price.

     CONVERSION OF NEWCO SHARES. Upon consummation of the Merger, each share of Newco Common Stock, $0.001 par value, that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Newco, be converted into and become one share of Knights Common Stock that is issued and outstanding immediately after the Effective Time, and the shares of Knights Common Stock into which the shares of Newco common stock are so converted will be the only shares of Knights Stock that are issued and outstanding immediately after the Effective Time.

     The Conversion Ratio is expressed by the following formula, which summarizes and is qualified in its entirety by the terms of the Agreement.

                   29,400,000
                   ----------
                   Closing Price(2)  or 1,500,000, whichever is lower

                   ====================================================.(1)
                                                     Number of Knights
                   Aggregate number of     +          common shares
                    of Knights Shares          subject to vested options(3)

(1) The ratio shall be adjusted for any split, reverse split, stock dividend or other reclassification or reorganization that changes the number of outstanding Electroglas shares into a different number of shares.

(2) The "Closing Price" equals the closing sale price of Electroglas Common Stock on the Nasdaq National Market on the last trading day prior to the Closing Date.

(3) Unvested options for 15,750 shares of Knights held by each of Robert Anderson, Shao-Hung Gerald Liu and Dag Tellefsen and unvested options for 20,000 shares of Knights held by James Poitras, each a director of Knights, will vest and become exercisable upon the consummation of the Merger. Unvested options for 51,780 shares and 137,860 shares held by Ms. Korn and Mr. Sherby will vest and become exercisable upon the consummation of the Merger.


     The Conversion Ratio cannot be calculated until the Closing Date. If the Closing Date had been March 13, 1997, the Conversion Ratio would have been
 .1372234 shares of Electroglas Common Stock exchanged for each share of Knights Stock, based on a closing price of $18.25 per share of Electroglas Common Stock on the Nasdaq National Market System on March 12, 1997, and the Knights Shareholder Cash would have totalled $2,025,000 (approximately $0.190 per share). THE CLOSING WILL NOT TAKE PLACE UNTIL AT THE EARLIEST MAY 19, 1997,
AND BECAUSE THE MARKET PRICE OF ELECTROGLAS COMMON STOCK MAY CHANGE SUBSTANTIALLY KNIGHTS AND ELECTROGLAS CANNOT PREDICT WHETHER THE ACTUAL CONVERSION RATIO WILL BE MORE OR LESS THAN THE PRECEDING HYPOTHETICAL AMOUNT.


ADDITIONAL CASH PAYMENT

     If the product of 1,500,000 shares multiplied by the Closing Price (the "Target Consideration") is less than $29,400,000, then Electroglas will pay to the Knights Shareholders, on a pro rata basis, an additional cash payment (the "Knights Shareholder Cash"), which will be an aggregate cash amount equal to the difference between $29,400,000 and the Target Consideration. For purposes of calculating the Knights Shareholder Cash, the term "pro rata basis" means based on the same proportion that the aggregate number of shares of Knights Stock held by each individual Knights Shareholder bears to the aggregate number of shares of Knights Stock held by all Knights Shareholders.

TREATMENT OF STOCK OPTIONS

     At the Effective Time, each outstanding, unexercised and vested Knights stock option and each outstanding, unexercised, and unvested Knights stock option will cease to represent a right to acquire shares of Knights Stock and will convert automatically into an option to purchase Electroglas Common Stock. The number of shares of Common Stock of Electroglas subject to the new option will be equal to the product of the number of shares of Knights Common Stock subject to the original option and the Conversion Ratio, provided that any fractional Electroglas Common Stock resulting from such multiplication will be rounded down to the nearest whole share; and the exercise price per Electroglas Common Share under the new option will be substantially equal to the quotient obtained by dividing the exercise price per share of Knights Stock under the original option by the Conversion Ratio, provided that such exercise price will be rounded to the nearest cent. The adjustment provided with respect to any options that are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) will be and is intended to be effected in a manner consistent with Section 424(a) or the Code. The duration and other terms of the new option, including the vesting schedule, will be the same as the original option except that all references to Knights will be deemed to be references to Electroglas. None of the options to purchase Electroglas Common Stock resulting from the conversion will be placed in escrow.

ESCROW

     Pursuant to the Escrow Agreement, on the Closing Date, Electroglas will withhold from the Knights Shareholders on a pro rata basis the Knights Shareholder Cash or, if cash is insufficient, cash and stock, approximately equal to approximately ten percent of the aggregate consideration that would otherwise be delivered to the Knights Shareholders and hold that amount in escrow for a period of twelve months as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. None of the options to purchase Electroglas Common Stock that result from the conversion of outstanding and unexercised options to purchase Knights Common Stock shall be placed in escrow. If the Merger is consummated, the Representatives, Knights and Electroglas shall enter into an Escrow Agreement substantially in the form attached hereto as Appendix B. The Escrow Agreement sets forth the terms and conditions under which the assets held in Escrow shall be held and disposed of. See " -- The Escrow Agreement" and " -- The Agreement and Plan of Reorganization -- General Indemnification of Knights Shareholders; Liability of Knights Shareholders for Certain Damages."

CLOSING AND EFFECTIVE DATE


     As soon as practicable after the conditions set forth in the Agreement are satisfied or waived, Knights and Newco will file a Certificate of Merger with the Delaware Secretary of State and the California Secretary of State (the "Certificate of Merger"). The Merger will become effective upon such filing (the "Effective Time"). It is anticipated that, assuming all conditions are met, the Merger will occur on or about May 19, 1997, assuming no shareholders are eligible to assert dissenters' rights, and otherwise on or about June 18, 1997. See " -- The Agreement and Plan of Reorganization -- Conditions to the Merger."


EFFECTS OF THE MERGER

     At the Effective Time: (a) the separate existence of Newco will cease, and Newco will be merged with and into Knights, and Knights will be the surviving corporation; (b) the Articles of Incorporation and Bylaws of Knights will continue unchanged as the Articles of Incorporation and Bylaws of the surviving corporation; (c) each share of Knights Stock outstanding immediately prior to the Effective Time will be converted as described above; (d) each share of Newco Common Stock outstanding immediately prior to the Effective Time will be converted into one outstanding share of Knights Common Stock; (e) the Board of Directors and executive officers of Electroglas will remain unchanged and the sole director of Newco immediately prior to the Effective Time will become the sole director of Knights as the surviving corporation and the officers of Newco will become the officers of Knights; and (f) the Merger will, at and after the Effective Time, have all of the effects provided by applicable law.

BACKGROUND OF THE MERGER

     In their efforts to enhance their market position and grow their businesses in an increasingly competitive environment, each of Electroglas and Knights has continually evaluated various strategic alternatives, including mergers and acquisitions. Other than the Merger described herein, Electroglas has no commitments or agreements relating to a business combination with any other acquisition candidate.

     On March 7, 1996, Mr. Neil R. Bonke, Chairman of the Board of Electroglas, and Mr. Thomas A. Sherby, Chief Executive Officer of Knights, met for general discussion, at which time the possible strategic alliance of Electroglas and Knights was mentioned.

     On March 20, 1996, Mr. Bonke, Mr. Sherby and Mr. Joseph Savarese, Vice President, Business Development of Electroglas, met and discussed the possible strategic alliance of Electroglas and Knights.

     On April 18, 1996, Knights retained the investment banking firm of Montgomery Securities ("Montgomery") to review its strategic alternatives and to advise Knights in connection with a possible sale of its business.

     On April 25, 1996, Mr. Bonke, Mr. Savarese and Mr. Sherby met to discuss a possible strategic combination of Electroglas and Knights, and the Knights Board of Directors also discussed progress but took no formal action.

     During the period from May 1996 through January 1997, representatives of Knights and Montgomery contacted a number of companies, including private and publicly-held companies in the semiconductor capital equipment and manufacturing enterprise software industries, to ascertain their interest in entering into a business combination with Knights. Such representatives also contacted a number of venture capital funds to evaluate the possibility of an investment in or recapitalization of Knights, in which a portion of the proceeds would be used to provide liquidity to Knights shareholders. From time to time during this period, management of Knights held meetings with a number of these potential partners and considered the interest expressed in Knights by certain of these parties. In addition, at various times, representatives of Montgomery met with Knights's management and its Board of Directors to assess the various strategic alternatives available to Knights and its shareholders.

     On May 16, 1996, Mr. Savarese held preliminary discussions with Lehman Brothers's investment banking group regarding a preliminary analysis and valuation of Knights.

     On May 22, 1996, Mr. Bonke and Mr. Sherby met for further discussion of the possible strategic combination of Electroglas and Knights.

     On May 24, 1996, Electroglas retained Lehman Brothers as their investment banker for the purposes of the possible strategic combination of Electroglas and Knights.

     On May 30, 1996, Lehman Brothers met at Knights with various Knights officers to conduct on-site preliminary due diligence. Ms. Mary P. Korn, Chief Financial Officer of Knights, provided Lehman Brothers with financial statements and other financial data on Knights.

     During the month of June, the management of each of the parties to the transaction engaged in numerous and detailed discussions and negotiations regarding the potential acquisition of Knights.

     On July 3, 1996, Lehman Brothers met with Knights officers to discuss and clarify various issues related to the potential acquisition of Knights.

     On July 19, 1996, Lehman Brothers presented to Electroglas's management their valuation analysis of Knights.

     On July 23, 1996, the Electroglas Board of Directors engaged in a detailed discussion of the proposed transaction and considerations related thereto, including the valuation of Knights.

     On August 2, 1996, Messrs. Bonke, Wozniak and Sherby met to continue negotiations relating to the potential acquisition of Knights.

     On September 20, 1996, Mr. Wozniak and Mr. Sherby met to continue discussions and Electroglas subsequently delivered to Knights a letter of intent proposing to acquire Knights, which letter of intent was subsequently rejected by Knights.

     During the months of October 1996 and November 1996, Electroglas's management continued to engage in internal discussions and discussions with Lehman Brothers as to the potential acquisition of Knights.

     On October 25, 1996, the Knights Board of Directors discussed progress on the potential acquisition of Knights but took no formal action.

     On December 17, 1996, Mr. Savarese telephoned Mr. Sherby and continued discussions regarding the proposed transaction.

     On December 19, 1996, Mr. Savarese and Mr. Sherby met to discuss the valuation of Knights.

     On December 20, 1996, Electroglas delivered to Knights a letter of intent to acquire Knights.

     On December 30, 1996, Montgomery delivered to Knights an analysis of the valuation of Knights contained in Electroglas's December 20, 1996 letter.

     During the remainder of December 1996 and in to early January 1997, Knights's management and Montgomery continued to analyze the valuation of Knights.

     On January 22, 1997, Montgomery and Knights's management prepared a counter proposal to Electroglas's December 20, 1996 letter agreeing to recommend the proposed merger to the Knights Board of Directors if certain conditions were met by Electroglas. The resulting counter proposal was put into a letter which was delivered by Mr. Sherby to Mr. Bonke, Mr. Wozniak and Mr. Savarese the same day.

     On January 23, 1997, the Knights Board of Directors and Montgomery engaged in a detailed discussion of both the strategic implications to Knights of the proposed merger and of the valuation.

     On January 24, 1997, Electroglas delivered to Knights a new letter of intent to acquire Knights.

     On January 25, 1997, Mr. Sherby discussed the details of Electroglas's January 24, 1997 letter with Montgomery.

     On January 25, 1997 and January 26, 1997, Mr. Savarese and Mr. Sherby discussed the details of Electroglas's January 24, 1997 letter.

     On January 28, 1997, Electroglas delivered to Knights a new letter of intent to acquire Knights which was modified and signed by Mr. Sherby on behalf of Knights. The modifications were subsequently rejected by Electroglas.

     On January 31, 1997, Electroglas delivered to Knights a new letter of intent to acquire Knights which was signed by Mr. Sherby on behalf of Knights the same day.

     During the month of February 1997, Electroglas conducted certain preliminary due diligence on Knights, including a series of formal meetings, informal telephone conversations and the review and analysis of various documents and financial data provided to Electroglas. During such period, Electroglas drafted and negotiated with Knights a definitive agreement for the proposed transaction.

     On March 4, 1997, the Electroglas Board of Directors met and considered the terms of the proposed transaction. The Electroglas Board of Directors then unanimously approved the terms of the proposed transaction and authorized Mr. Wozniak to negotiate and consummate a definitive agreement and plan of reorganization with Knights.

     On March 12, 1997, the Knights Board of Directors met and discussed the terms set forth in the form of definitive agreement for the proposed transaction. The Knights Board approved the definitive agreement and the transactions contemplated thereby.

     On March 12, 1997, the Agreement was signed by each of Electroglas, Knights and the Principal Knights Shareholders.

RECOMMENDATIONS OF THE BOARD OF KNIGHTS; KNIGHTS'S REASONS FOR THE MERGER

     The factors considered by the Knights Board in approving the Merger included, but were not limited to, the following: Electroglas is highly respected by Knights target customer base and a merger with Electroglas will enhance Knights's position in the industry; Electroglas's global distribution and support channels support semiconductor manufacturing facilities throughout the world and would provide Knights with the opportunity to quickly penetrate target markets; the belief that Electroglas has both the capital and infrastructure resources to meet the requirements for continued growth of Knights; Electroglas's continued support of investment in research and development, total quality management and providing information management systems to the semiconductor industry; the Merger presents an opportunity for Knights Shareholders to enhance the liquidity of their investment through their holdings of publicly traded Electroglas Common Stock; the Merger will have a positive impact on the employees of Knights due to the assessment that Electroglas's culture and values closely matched those of Knights; the ability of Knights employees to continue to vest their current Knights option holdings under Electroglas employee stock option plan; and, finally, the strategic alternatives for Knights other than the Merger, including remaining as an independent company and obtain additional financing, entering into another business combination or entering into some other affiliation with a strategic partner.

     By unanimous vote, the Board approved the Agreement and the Merger and authorized Mr. Sherby, Ms. Korn and Mr. Liu to sign the Merger Agreement.

     THE BOARD OF DIRECTORS OF KNIGHTS RECOMMENDS THAT SHAREHOLDERS OF KNIGHTS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND MERGER.

DETERMINATION OF THE BOARD OF ELECTROGLAS

     The Electroglas Board has concluded that the terms of the proposed Merger are fair to, and in the best interests of, Electroglas and its stockholders.

EMPLOYMENT OFFERS

     Electroglas has made offers of employment to four current employees of Knights to serve as officers of the Knights Technology subsidiary of Electroglas (the "Knights Subsidiary") after the Merger. The offers are all contingent on the completion of the Merger by May 29, 1997. Thomas A. Sherby, currently Chairman, President and CEO of Knights, has been offered the position of President of the Knights Subsidiary. Mary P. Korn, currently Vice President of Finance and Administration, Chief Financial Officer and Secretary of Knights, has been offered the position of Vice President of Finance and Administration of the Knights Subsidiary. Ankush Oberai, currently Vice President of Worldwide Sales and Strategic Marketing of Knights, has been offered the position of Vice President of Sales and Strategic Marketing of the Knights Subsidiary. Kuang-Hua Ken Huang, currently Vice President of Engineering of Knights, has been offered the position of Vice President of Engineering of the Knights Subsidiary. See "Other Agreements."

THE AGREEMENT AND PLAN OF REORGANIZATION

     REPRESENTATIONS AND WARRANTIES. In the Agreement, Knights, the Principal Knights Shareholders and Electroglas have made representations and warranties as to various aspects of their respective corporations, including the following: their organization and good standing; the existence of requisite corporate power and authority to enter in the Agreement and the validity of the Agreement as a binding obligation of each corporation; and that the execution, delivery and performance of the Agreement will not contravene the terms of any law or legal judgment or decree, or contravene the corporation's articles, bylaws or, except as disclosed by Knights, any material



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

contract of either corporation. Knights and the Principal Knights Shareholders have made representations and warranties as to additional aspects of Knights, including the following: the capitalization of Knights, including the number of outstanding options; the absence of any subsidiaries; litigation against Knights; the accuracy of Knights financial statements; payment of taxes; Knights possession of good title to all its properties; the absence of certain changes in the business of Knights from its ordinary course; the material agreements and commitments of Knights, the intellectual property rights of Knights, compliance with laws; absence of ownership interest in competitors of Knights by directors and officers of Knights or members of their immediate family, the absence of material contracts of Knights in which the officers or directors or their immediate family members have a direct or indirect interest; employment matters; absence of brokers, the absence of previously undisclosed material facts relating to the Agreement, corporate documents, books and records, insurance, environmental matters, government contracts and the contents of the Registration Statement. Electroglas has made additional representations regarding the truth of the reports filed by Electroglas with the Securities and Exchange Commission pursuant to Electroglas's obligations as a reporting company under the Securities and Exchange Act of 1934 and the contents of the Registration Statement.

     Approximately ten percent of the Electroglas Common Stock or cash that the Knights Shareholders would otherwise be entitled to receive will be held in escrow as collateral for certain claims that might arise against Knights in the twelve months after the Closing, including claims resulting from any breach in the representations and warranties of Knights described in the preceding paragraph. Therefore, the Knights Shareholders are urged to read the representations and warranties of Knights contained in the Agreement. See "-- The Escrow Agreement" and "-- General Indemnification by Knights Shareholders; Liability of Knights Shareholders for Certain Damages."

     COVENANTS OF KNIGHTS AND ELECTROGLAS. Under the Agreement, Knights has agreed that from the date of the Agreement through the Effective Time it will advise Electroglas of any event that would render any representation or warranty of Knights contained in the Agreement (if the representation or warranty were made on or as of the date of the event or the Closing Date) untrue or inaccurate in any material respect and of any material adverse change in Knights's financial condition, properties, assets, liabilities, business, results of operations or prospects, that it will maintain its business, reporting to Electroglas a material deterioration in the relationship with any material customer, supplier or key employee, and, if requested by Electroglas, exert all reasonable efforts to restore the relationship. Knights has also agreed that from the date of the Agreement through the Effective Time it will not, without the prior written consent of the President of Electroglas, such consent not to be unreasonably withheld, do or agree to do any of the following: (a) borrow any money; (b) enter into any transaction not in the ordinary course of business or enter into any transaction or make any commitment involving an expense of Knights or capital expenditure by Knights in excess of $10,000; (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice and to an extent which is not material;
(d) dispose of any of its material assets except in the ordinary course of business consistent with past practice; (e) enter into any material lease or contract for the purchase or sale of any property, real or personal, tangible or intangible, except in the ordinary course of business consistent with past practice, or enter into any of certain types of agreements; (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of the Agreement, subject only to ordinary wear and tear; (g) pay any bonus, royalty, increased salary (except for annual increases in the ordinary course of business consistent with past practice and disclosed to Electroglas in writing) or special remuneration to any officer, employee or consultant (except pursuant to existing arrangements heretofore disclosed in writing to Electroglas) or enter into any new employment or consulting agreement with any such person, or enter into any new employment agreement or employment benefit plan; (h) change accounting methods; (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock; (j) amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of business, consistent with past practice, and which are not material in amount or effect;
(k) lend any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount, which travel and expenses shall be documented by receipts for the claimed amounts; (l) guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the ordinary course of business, consistent with past practice;
(m) waive or release any material right or claim except in the ordinary course of business, consistent with past practice; (n) issue or sell any shares of its capital stock of any class or any other of its securities, or issue or create any warrants, obligations,



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

subscriptions, options, convertible securities, stock appreciation rights or other commitments to issue shares of capital stock, or accelerate the vesting of any outstanding option or other security; (o) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities (p) except for the Merger, merge, consolidate or reorganize with, or acquire any entity; (q) amend its Articles of Incorporation or Bylaws; (r) license any of Knights's technology or any of Knights's Intellectual Property, except in the ordinary course of business consistent with past practice; (s) change any insurance coverage or issue any certificates of insurance, except for issuances of certificates of insurance in the ordinary course of business; (t) terminate the employment of any key employee; or (u) agree to do any of the things described in clauses (a) through
(t).

     The Agreement also provides that Knights shall do the following: cause present employees and consultants of Knights who have not previously done so to execute assignments assigning their copyright and other intellectual property rights to Knights; execute and file, or join in the execution of filing, of any application or document necessary to obtain regulatory approval; use its best efforts to obtain any written consents necessary to consummate the transaction and for Electroglas to carry on the business of Knights; notify Electroglas promptly in writing of any new litigation, proceeding or investigation; provide Electroglas with reasonable access (subject to certain conditions regarding treatment of confidential material) to its files, books, records and offices, financial and intellectual property materials; use all reasonable efforts to satisfy the conditions to closing set forth in the Agreement or to cause the conditions to be satisfied; use its best efforts to assist Electroglas to the extent necessary to comply with the securities and Blue Sky laws of all jurisdictions applicable in connection with the Merger; notify Electroglas if any of Knights's key employees intends to cease working for Knights; not take any action that would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; prepare and timely file all tax returns and amendments due up to the Closing; to pay all taxes except those being contested in good faith by Knights or for which Knights has set aside reserves on its books; and terminate all tax allocation and tax sharing agreements of Knights. Knights has also agreed to authorize its officers to execute and deliver any documents or instruments that Electroglas considers reasonably necessary, or that Electroglas is advised are reasonably necessary, to vest, perfect or confirm title of Knights's assets in Electroglas.

     Electroglas has agreed to do the following: to provide Knights with reasonable access to its management and officers and material information regarding Electroglas; to use all reasonable efforts to satisfy the conditions to Closing set forth in the Agreement or to cause the conditions to be satisfied; to execute and file, or join in the execution or filing, of any application or document necessary to obtain regulatory approval; and, until the Closing, not to repurchase any publicly traded shares of Electroglas Common Stock at a price less than $18.00 per share.

     NO SOLICITATION OR NEGOTIATION OF TRANSACTIONS. The Agreement also provides that between the date of the Agreement and the termination of the Agreement or consummation of the Merger, Knights will not authorize any officer, director, employee or affiliate of Knights, or any other person, to solicit, facilitate, discuss or encourage any offer, inquiry or proposal received from any party other than Electroglas, concerning the possible disposition of all or any substantial portion of Knights's business, assets or capital stock by merger, sale or any other means, or otherwise solicit, facilitate, discuss or encourage any such disposition through a transaction other than the Merger, or provide any confidential information to, or negotiate with, any third party other than Electroglas in connection with any offer, inquiry or proposal concerning any such disposition. Knights will immediately notify Electroglas of any such offer, inquiry or proposal.

     CONDITIONS TO THE MERGER. Each party's respective obligation to effect the Merger is conditioned, among other things, on the fulfillment or satisfaction of following items: the truth and completeness in all material respects of the representations and warranties of the other party; the performance by the other party of its covenants under the Agreement; the absence of any order, decree or ruling by any court or governmental agency or threat thereof that would prohibit the transactions contemplated by the Agreement or render them illegal; the obtaining of any permits or authorizations required by any regulatory authority having jurisdiction over the parties, including the satisfaction of all requirements under applicable state and federal securities laws; receipt of all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by legal counsel to consummate the Merger; the absence of any pending litigation or proceeding that will have the probable effect of enjoining or



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

preventing the consummation of any of the transactions provided for in the Agreement; and the receipt of an opinion of counsel for the other party covering matters typical for a transaction such as the Agreement.

     The obligation of Knights to effect the Merger is conditioned, in addition to the items in the preceding paragraph, on the Registration Statement becoming effective in accordance with the provisions of the Securities Act.

     The obligation of Electroglas to effect the Merger is conditioned, in addition to the items in the first paragraph under this caption, on the fulfillment or satisfaction of the following items: delivery by the Chief Financial Officer of Knights of a true and complete list of Knights Vested Options and Knights Unvested Options; approval of the Agreement by the Knights Shareholders in accordance with the California Corporations Code (the "CCC"); delivery by counsel to Electroglas of an opinion that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code; absence of any litigation or proceedings not previously disclosed that could reasonably be expected to have a material adverse effect on the financial condition or results of operations of Knights; the execution and delivery by Knights and the Representatives of the Escrow Agreement; the absence of any material adverse change in the business of Knights (other than on account of matters which affect the general economy or the industry in which Knights is engaged or events triggered by Electroglas's statements as to its intentions regarding its future management of Knights); Electroglas's not becoming aware of, and its due diligence investigation of Knights not revealing, any facts or circumstances or conditions specific to Knights that have or would have a material adverse effect on the business of Knights; dissenting shares of Knights Common Stock not exceeding five percent of the issued and outstanding shares of Knights Common Stock on the Closing Date; and no holder of Knights Preferred Stock having exercised dissenters' rights.

     TERMINATION; AMENDMENT; EXPENSES. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the Knights Shareholders, (a) by the mutual consent of Knights and Electroglas; (b) by either Knights or Electroglas, if the conditions to closing have not been satisfied or waived on or before July 15, 1997, other than as a result of breach by the terminating party; (c) by Knights, if Electroglas materially breaches any of its representations, warranties, covenants or agreements, or any material representation of Electroglas becomes untrue, and Electroglas does not cure the breach within a reasonable time or thirty days (whichever is longer); (d) by Electroglas, if Knights materially breaches any of its representations, warranties, covenants or agreements, or if any material representation of Knights in the Agreement becomes untrue and Knights does not cure the breach within a reasonable time or thirty days (whichever is longer); or (e) by either Knights or Electroglas if a federal or state court issues a permanent injunction or other order that would make the Merger illegal or otherwise restrain or prohibit its consummation.

     The Agreement may be amended, and the observance of any of its terms may be waived, only by a writing signed by the party to be bound by the amendment or waiver. Electroglas, Knights and the Principal Knights Shareholders may amend the Agreement at any time before or after the approval of the Knights Shareholders.

     Each party will bear its own expenses and fees of its accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement; however, if the Merger is consummated, Electroglas will pay at or immediately before the Closing the reasonable accounting and attorneys' fees and expenses incurred by Knights in connection with the Merger up to a maximum of $125,000.

     GENERAL INDEMNIFICATION BY KNIGHTS SHAREHOLDERS; LIABILITY OF KNIGHTS SHAREHOLDERS FOR CERTAIN DAMAGES. In the Agreement, the Knights Shareholders agree to indemnify and hold harmless Electroglas and its officers, directors, agents and employees, and each person, if any, who controls or may control Electroglas within the meaning of the Securities Act (referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses including, without limitation, reasonable legal fees (collectively, "Damages"): (1) arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given or made by Knights or the Principal Knights Shareholders in the Agreement or any certificate, document or instrument delivered by or on behalf of Knights or by one of the Knights Shareholders pursuant to the Agreement; or (2) resulting from any failure of any Knights Shareholder to have good, valid and marketable title to the issued and outstanding Knights capital stock held by the Shareholder, free and clear of all liens, claims, pledges, options, adverse claims, assessments or charges of any nature whatsoever, or to have full right, capacity and authority to vote such Knights capital stock in favor of the Merger and the other transactions contemplated by the Agreement of Merger.

     LIMITATIONS; EXCEPTION TO LIMITATIONS. The indemnification provisions will comprise the sole and exclusive remedies of the Indemnified Persons for breach of, or misrepresentation or default in connection with, any of the representations, warranties or covenants given by or on behalf of Knights or by one of the Knights Shareholders pursuant to the Agreement. The Indemnified Persons will exercise their remedies only with respect to the Escrow Assets and any other assets deposited in escrow pursuant to the Escrow Agreement, and the Knights Shareholders shall not incur liability for Damages (as defined above) beyond the Escrow Assets. However, the liability of any of the Knights Shareholders for any intentional misrepresentation, fraud or criminal act will not be limited. The Knights Shareholders will settle any claims for indemnification or payment by returning to Electroglas shares of Electroglas Common Stock valued at the Closing Price and/or cash.

     EXPIRATION OF REPRESENTATIONS AND WARRANTIES; SURVIVAL OF CLAIMS. The representations, warranties and covenants of Knights and the Principal Knights Shareholders will remain operative and in full force and effect (but only as of the date they were made and as of the date of Closing) after the Closing, but a claim for violation of the representations and warranties by Knights may only be raised if written notice of the Claim is given to Knights on or prior to the day one year after the Closing (the "Applicable Expiration Date"). An Indemnified Person's right to indemnification for breach of any representation or warranty will survive the expiration of that representation or warranty if the Indemnified Person makes the claim for indemnification or Damages prior to the expiration of a particular representation or warranty. If the Agreement is terminated, the representations, warranties and covenants of Knights and the Principal Knights Shareholders will terminate at the same time, except for covenants relating to treatment of confidential materials of Electroglas, dispute resolution, expenses, assignment and other similar items.

     The representations, warranties and covenants of Electroglas shall remain in full force and effect after the Closing until the termination of the Escrow Period. If the Agreement is terminated, the representations, warranties and covenants of Electroglas will terminate.

     INDEMNIFICATION PROCEDURES. Thomas A. Sherby, Dag Tellefsen and Shao-Hung Gerald Liu will act as representatives of the Knights Shareholders for purposes of the Escrow Agreement and the Agreement (the "Representatives"). They will be duly authorized to be the Representatives and have the authority to bind the Knights Shareholders for purposes of the Escrow Agreement. Promptly after the receipt by Electroglas of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification or payment rights for Damages under the Agreement, Electroglas will give the Representatives and the Escrow Agent written notice of the claim, damage, legal action or proceeding (a "Claim") in accordance with Section 3 of the Escrow Agreement. Electroglas may assert a Claim at any time prior to the Applicable Expiration Date. Within ten days of delivery of such written notice, the Representatives may, at the expense of the Knights Shareholders, elect to take all necessary steps properly to contest any Claim involving third parties or to prosecute the Claim to conclusion or settlement satisfactory to the Representatives. If the Representatives make the foregoing election, Electroglas will have the right to participate at its own expense in all proceedings. If the Representatives do not make such an election, Electroglas will be free to handle the prosecution or defense of any such Claim, will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to Electroglas, and will notify the Representatives of the progress of any such Claim, will permit the Representatives at the sole cost of the Knights Shareholders to participate in such prosecution or defense and will provide the Knights Shareholders with reasonable access to all relevant information and documentation relating to the Claim and Electroglas's prosecution or defense thereof. In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim. Neither party will compromise or settle any such Claim without the written consent of either Electroglas (if the Representatives defend the Claim) or the Representatives (if Electroglas defends the Claim), such consent not to be unreasonably withheld.

     GOVERNING LAW; ARBITRATION OF DISPUTES. The Agreement provides that the laws of the State of California shall govern the validity of the Agreement (irrespective of choice of law principles), the construction of its terms, and the


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

interpretation and enforcement of the rights and duties of the parties. Disputes arising under the Agreement shall be settled by arbitration under procedures set forth in the Agreement.

THE ESCROW AGREEMENT

     On the Closing Date, Electroglas will withhold from the Knights Shareholders on a pro rata basis the cash payable as the Knights Shareholder Cash; provided, however, that the cash withheld (the "Escrow Cash") shall not exceed ten percent of the sum of (i) the Knights Shareholder Cash and (ii) the product of the aggregate number of shares of Electroglas Common Stock issued upon the conversion of the Knights Stock multiplied by the Closing Price, which sum is referred to as the "Target Escrow Cash." If the Escrow Cash is less than the Target Escrow Cash, then Electroglas will withhold from the Knights Shareholders on a pro rata basis shares of Electroglas Common Stock issued in the Merger equal to the quotient of (i) the Target Escrow Cash minus the cash (if any) withheld from the Additional Cash Payment, divided by (ii) the Closing Price. The Escrow Cash and stock held in escrow (the "Escrow Assets") will be held for twelve months to secure the indemnification obligations of the Knights Shareholders and to pay any Damages (as defined in the Agreement) arising under the Agreement to Electroglas and other Indemnified Persons (as defined above) (see " -- the Agreement and Plan of Reorganization -- General Indemnification by Knights Shareholders; Liability of Knights Shareholders for Certain Damages"). None of the options to purchase Electroglas Common Stock that will be exchanged for options to purchase Knights Common Stock shall be withheld in escrow. The terms under which the Escrow Assets shall be held and disposed of are set forth in the Escrow Agreement.

     APPROVAL OF THE AGREEMENT AND THE MERGER BY THE KNIGHTS SHAREHOLDERS AT THE KNIGHTS SPECIAL MEETING SHALL CONSTITUTE APPROVAL OF THE ESCROW AGREEMENT AND APPROVAL OF THE APPOINTMENT OF MESSRS. SHERBY, TELLEFSEN AND LIU AS REPRESENTATIVES OF THE KNIGHTS SHAREHOLDERS.

     The following description of the Escrow Agreement does not purport to be a complete statement of the terms of the Escrow Agreement and is qualified in its entirety by reference to the Escrow Agreement, which is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference.

     LIMITATIONS ON LIABILITY. The Knights Shareholders will not incur liability under the Agreement or under the Escrow Agreement beyond the Escrow Assets, and the Indemnified Persons shall exercise their remedies under the Agreement and the Escrow Agreement only with respect to the number of Escrow Shares and/or the cash amount that shall be set forth next to each Knights Shareholder's name on Attachment A to the Escrow Agreement at the time of Closing. However, the liability of any Knights Shareholders for any intentional misrepresentation, fraud or criminal act will not be limited.

     DIVIDENDS, VOTING AND RIGHTS OF OWNERSHIP. Except for tax-free dividends paid in stock declared with respect to the Escrow Shares pursuant to Section 305(a) of the Code ("Additional Escrow Securities"), any distributions of any kind made in respect of the Escrow Shares will be distributed currently by Electroglas to each Knights Shareholder. Each Knights Shareholder will have the right to vote the Escrow Shares deposited in that Knights Shareholder's account so long as the Escrow Shares are held in escrow. While the Escrow Shares remain in the Escrow Agent's possession, the Knights Shareholders will retain and will be able to exercise all other incidents of ownership of the Escrow Shares that are not inconsistent with the terms and conditions of the Escrow Agreement.

     INDEMNIFICATION AND PAYMENT OF CLAIMS. The Representatives may bind the Knights Shareholders for purposes of the Escrow Agreement and take any other action as Representatives that is approved by a majority of the Representatives. Promptly after receipt by Electroglas of notice or discovery of any claim, damage or legal action or proceeding (a "Claim") giving rise to indemnification rights under the Agreement, Electroglas will give the Representatives and the Escrow Agent written notice of the Claim, which Electroglas may assert at any time prior to the Applicable Expiration Date of the matter subject to the Claim. Within thirty calendar days of delivery of written notice, the Representatives may, at the expense of the Knights Shareholders, elect to take all necessary steps properly to contest any Claim involving third parties or to prosecute the Claim to conclusion or settlement satisfactory to the Representatives. If the Representatives make the foregoing election, Electroglas has the right to



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

participate at its own expense in all proceedings. If the Representatives do not make such an election, Electroglas is free to handle the prosecution or defense of any such Claim, take all necessary steps to contest the Claim involving third parties or prosecute the Claim to conclusion or settlement satisfactory to Electroglas, and will notify the Representatives of the progress of any such Claim, will permit the Representatives, at the sole cost of the Knights Shareholders, to participate in such prosecution or defense and will provide the Representatives with reasonable access to all relevant information and documentation relating to the Claim and Electroglas's prosecution or defense thereof. In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim. Neither party will compromise or settle any such Claim without the written consent of either Electroglas (if the Representatives defend the Claim) or the Representatives (if Electroglas defends the Claim).

     DISTRIBUTIONS TO KNIGHTS SHAREHOLDERS. Twelve months after the Closing Date (the "Final Release Date"), the Escrow Agent will release from escrow to each Knights Shareholder the Knights Shareholders' Escrow Assets, plus that portion of all Additional Escrow Shares related to the Escrow Shares, less (A) any Escrow Assets delivered to Electroglas in satisfaction of Claims by Electroglas and (B) any Escrow Assets subject to delivery to Electroglas with respect to any then pending but unresolved Claims of Electroglas. Any Escrow Assets held as a result of clause (B) will be released to the Knights Shareholders or released to Electroglas (as appropriate) promptly upon resolution of each specific Claim involved. Notwithstanding anything to the contrary in the Escrow Agreement, the Escrow Agent will not deliver any Escrow Assets out of Escrow to Electroglas until claims exceed $50,000.

     RELEASE OF ESCROW ASSETS. Within five business days after the applicable release condition is met (either due to the expiration of the Escrow Period or to the resolution of any pending Claim for which the Escrow Assets were held), the Escrow Agent will deliver to the Knights Shareholders the requisite number of Escrow Shares and the amount of Escrow Cash to be released on that date as identified by Electroglas and the Representatives to the Escrow Agent in writing. The delivery will be in the form of stock certificates issued in the name of such Knights Shareholders and cash, as applicable. The Escrow Agent will have stock certificates and/or checks in its possession no later than three business days prior to the day on which Escrow Agent is to deliver certificates or cash to the Knights Shareholders. Certificates representing Escrow Assets will bear a legend during the escrow period, before the Final Release Date, indicating that they are subject to the Agreement. Cash will be paid in lieu of fractions of Escrow Shares in an amount equal to the same fraction of the Closing Price. Within five business days after a written request by the Representatives, Electroglas will submit a certified schedule of the cash amounts payable for fractional shares and will deposit with the Escrow Agent sufficient funds to pay the scheduled cash amounts for fractional shares.

     NO ENCUMBRANCE. No Escrow Assets or any beneficial interest may be pledged, sold, assigned or transferred, including by operation of law, by a Knights Shareholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Knights Shareholders (other than the Knights Shareholders obligations under the Agreement), prior to the delivery to the Knights Shareholders of the Escrow Assets by the Escrow Agent.

     UNCONTESTED CLAIMS. In the event that the Representatives do not contest a Notice of Claim in writing to the Escrow Agent and Electroglas, the Escrow Agent will immediately deliver to Electroglas that number of Escrow Shares for cancellation and/or an amount of Escrow Cash having a value equal to the amount of Damages specified in the Notice of Claim, which will be allocated among the Knights Shareholders in proportion to their percentage interests in the Escrow Assets set forth on Attachment A to the Escrow Agreement at the time of Closing, and will notify the Representatives of such transfer.

     CONTESTED CLAIMS; ARBITRATION. If the Representatives give written notice contesting all, or a portion of, a Notice of Claim to Electroglas and the Escrow Agent (a "Contested Claim") within 30 calendar days, matters that are subject to third party claims brought against Electroglas or Knights in a litigation or arbitration will await the final decision, award or settlement of such litigation or arbitration, while matters that arise between Electroglas on the one hand and Knights on the other hand ("Arbitrable Claims"),will be settled by binding arbitration. Any portion of the Notice of Claim that is not contested will be resolved as set forth above in "Uncontested Claims." After notice that the Representatives contest a Notice of Claim, the Escrow Agent will continue to hold sufficient

Escrow Assets to cover the Claim after the Final Release Date until either a settlement by Electroglas and the Representatives of the Notice of Claim or the final determination of the arbitrator. Any Arbitrable Claim shall be settled by arbitration in San Francisco, California, and, except as specifically stated in the Escrow Agreement, in accordance with the commercial arbitration rules of the American Arbitration Association (the "AAA") then in effect. Any amount owed to Electroglas, determined pursuant to "Uncontested Claims" or "Contested Claims" above, will be immediately payable to Electroglas out of the Escrow Assets then held by the Escrow Agent on a pro rata basis among the Knights Shareholders at a per share value for all Escrow Shares equal to the Closing Price of Electroglas Common Stock. In asserting any claim, Electroglas need not exhaust any other remedies that may be available to it, but shall proceed directly in accordance with the provisions of the Escrow Agreement; the assertion of any single Claim for indemnification under the Escrow Agreement will not bar Electroglas from asserting other Claims under the Escrow Agreement.

     LIMITATION OF ESCROW AGENT'S LIABILITY. The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction, except its own willful misconduct or gross negligence. The Escrow Agent shall have no duty to inquire into or investigate the validity, accuracy or content of any document delivered to it. In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the Escrow Assets, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to either resign so a successor can be appointed, or file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves or do both.

     The other parties to the Escrow Agreement agree to jointly and severally reimburse, indemnify and hold harmless Escrow Agent, and its officers, directors, employees, counsel and agents, from and against any damages, liability or loss suffered arising out of the Escrow Agreement or Escrow Agent's services thereunder, except for gross negligence and willful misconduct on Escrow Agent's part.

     KNIGHTS SHAREHOLDERS' REPRESENTATIVES. The Representatives will be authorized to take any action deemed by them appropriate or necessary to carry out the provisions of, and to determine the rights of the Knights Shareholders under, the Escrow Agreement and the Agreement. The Representatives shall serve as the agents of the Knights Shareholders for all purposes related to the Escrow Agreement and the Agreement including, without limitation, receiving service of process on behalf of the Knights Shareholders. The Representatives will not be entitled to receive any compensation from Electroglas in connection with their services under the Escrow Agreement.


ACCOUNTING TREATMENT

     The Merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles. Under the "purchase" method of accounting, the aggregate consideration paid by the acquiring company, which is deemed to be Electroglas, is allocated to the acquired assets and liabilities (in this instance, of the business of Knights) based on their fair market values at the Effective Time with any excess being treated as goodwill. Results of operations of the Knights business, including the related amortization of intangible assets and write-off of in-process research and development associated with the Merger, will be included in the results of operations of Electroglas subsequent to the Effective Time. See "Risk Factors -- Integration of the Business."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Electroglas has made offers of employment to four current employees of Knights to serve as officers of the Knights Technology subsidiary of Electroglas (the "Knights Subsidiary") after the Merger. The offers are all contingent on the completion of the Merger by May 29, 1997. Thomas A. Sherby, currently Chairman, President and CEO of Knights, has been offered the position of President of the Knights Subsidiary. Mary P. Korn, currently Vice President of Finance and Administration, Chief Financial Officer and Secretary of Knights, has been offered the position of Vice President of Finance and Administration of the Knights Subsidiary. Ankush Oberai, currently

Vice President of Worldwide Sales and Strategic Marketing of Knights, has been offered the position of Vice President of Sales and Strategic Marketing of the Knights Subsidiary. Kuang-Hua Ken Huang, currently Vice President of Engineering of Knights has been offered the position of Vice President of Engineering of the Knights Subsidiary. See "Other Agreements."

     Unvested options for 15,750 shares of Knights held by each of Robert Anderson, Shao-Hung Gerald Liu and Dag Tellefsen and unvested options for 20,000 shares of Knights held by James Poitras, each a director of Knights, will vest and become exercisable upon the consummation of the Merger. Unvested options for 51,780 shares and 137,860 shares held by Ms. Korn and Mr. Sherby will vest and become exercisable upon the consummation of the Merger.

REGULATORY APPROVALS

     Electroglas and Knights are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary addresses the material federal income tax consequences of the Merger as generally applicable to the Knights Shareholders. Accordingly, this summary does not address all federal income tax considerations that may be relevant to particular Knights Shareholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who are tax-exempt organizations, who are life insurance companies, who are other financial institutions, who are partnership or other pass-through entities, who are regulated investment companies, who do not hold their Knights common stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. The summary also does not address the tax consequences of the Merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger) including, without limitation, any transaction in which shares of Knights Stock are acquired or shares of Electroglas Common Stock are disposed of (other than pursuant to the Merger), or the tax consequences of the assumption by Electroglas of the options to acquire stock of Knights.


     THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, KNIGHTS SHAREHOLDERS AND HOLDERS OF OPTIONS TO ACQUIRE KNIGHTS STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.


     The following summary is based upon interpretations of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, as in effect on the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger.



     The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code. Provided the Merger does so qualify as a reorganization, then, subject to the limitations and qualifications referred to herein, the Merger will generally result in the following federal income tax consequences:

         (i) Electroglas and Knights will each be a party to a reorganization within the meaning of Section 368(b) of the Code.



         (ii) No gain or loss will be recognized by Electroglas or Knights as a result of the Merger.



         (iii) Except as described below, no gain or loss will be recognized by a Knights Shareholder upon the exchange of Knights Stock pursuant to the Merger.



         (iv) Any cash received by a Knights Shareholder as a pro rata share of the Knights Shareholder Cash will be taxable to such Knights Shareholder in an amount equal to the lesser of (A) the cash received by such Knights Shareholder, or (B) the excess, if any, of the sum of the fair market value (as of the Closing Date) of the shares of Electroglas Common Stock received or deemed received and the share of Knights Shareholder Cash received by such Knights Shareholder in the Merger over his or her basis in the Knights Stock surrendered in exchange therefor.



         (v) A dissenting Knights Shareholder who receives payment for all of his or her shares of Knights Stock in cash will generally recognize capital gain or loss (if the shares were held as a capital asset at the Closing Date) equal to the difference between the cash received and the Knights Shareholder's basis in such shares, provided the payment is neither essentially equivalent to a dividend within the meaning of
         Section 302 of the Code nor has the effect of the distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of shares pursuant to an exercise of dissenter rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder owns no shares of Electroglas Common Stock (either actually or constructively within the meaning of Section 318 of the Code).



         (vi) Any cash received by a Knights Shareholder in lieu of fractional shares of Electroglas Common Stock, will be treated as if (A) such Knights Shareholder received solely shares of Electroglas Common Stock, including fractional shares, for his or her Knights Stock, and then (B) such cash was received in a distribution in redemption of a portion of such Electroglas Common Stock issued to the Knights Shareholder, subject to the provisions of Section 302 of the Code. Accordingly, a Knights Shareholder will generally recognize gain or loss in an amount equal to the difference between the amount of cash received and the basis of the shares of Electroglas Common Stock, including fractional shares, deemed surrendered in exchange therefor.



         (vii) The aggregate tax basis of the shares of Electroglas Common Stock received by a Knights Shareholder pursuant to the Merger will be the same as the aggregate tax basis of the Knights Stock exchanged in the Merger, reduced by any basis allocable to shares of Electroglas Common Stock, including fractional shares, treated as sold or exchanged under
         Section 302 of the Code, as described in (vi) above.



         (viii) The holding period of the shares of Electroglas Common Stock received by a Knights Shareholder in the Merger will include the holding period for which shares of Knights Stock exchanged in the Merger were held by the holder, provided the shares of Knights Stock were held as capital assets on the date of the Merger.



     If the Merger does not qualify as a "reorganization" within the meaning of
Section 368(a) of the Code, the Merger will not result in the tax consequences as described above. Instead, a Knights Shareholder will be subject to federal income tax on the excess of the sum the fair market value (as of the Closing
Date) of the shares of Electroglas Common Stock and any cash received in the Merger over his or her basis in the Knights Stock surrendered in exchanged therefor (irrespective of whether or not such Knights Shareholder received substantially all of the consideration for his or her shares of Knights Stock in the form of Electroglas Common Stock pursuant to the Merger). Furthermore, a Knights Shareholder's aggregate basis in the Electroglas Common Stock received would equal its fair market value on the Closing Date, and the shareholder's holding period for such Electroglas Common Stock would begin on the day after the Merger.



     There are several circumstances in which the Merger will not qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In particular, the Merger will not qualify as a "reorganization" if, pursuant to the Merger, the Knights Shareholders receive, in the aggregate, greater than twenty percent (20%) of the total consideration for their shares of Knights Stock in cash, including any cash paid to dissenting Knights Shareholders, any cash paid in lieu in fractional shares, and the Knights Shareholders Cash (including, but not limited to, any cash held pursuant to the Escrow Agreement). If the Closing Price is less than $15.68 per share of Electroglas Common Stock, then the Knights Shareholders will receive, in the aggregate, greater than twenty percent (20%) of the total consideration for their shares of Knights Stock in cash and, accordingly, the Merger will not qualify as a "reorganization" within Section 368(a) of the Code.



     Subject to waiver by Electroglas, it is a condition to the consummation of the Merger that Electroglas receive an opinion from its counsel, Morrison & Foerster LLP, substantially to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that Electroglas and Knights will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code (the "Closing Opinion"). The Closing Opinion, if delivered, will be based upon certain assumptions and subject to certain limitations and qualifications as noted therein. However, the requirement of the Closing Opinion may be waived by Electroglas and the failure of the Merger to so qualify as a reorganization will not result in adverse federal income tax consequences to Electroglas or its stockholders (other than such stockholders acquiring Electroglas Common Stock pursuant to the Merger). In addition, the Closing Opinion will not be delivered to Knights or the Knights Shareholders, and Knights and the Knights Shareholders will not be entitled to rely on the Closing Opinion. Knights has decided not to seek an opinion of its counsel or its tax advisor as to the tax consequences of the Merger to Knights or the Knights Shareholders. A ruling from the IRS concerning the tax consequences of the Merger will not be requested.


RESALE RESTRICTIONS

     All shares of Electroglas Common Stock received by Knights Stockholders in the Merger will be freely transferable, except shares of Electroglas Common Stock received by persons who are deemed to be "affiliates" (as the term is defined under the Securities Act) of Knights may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Electroglas) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Knights or Electroglas generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

TREATMENT OF SHARES OF DISSENTING HOLDERS

     If holders of shares of Knights Stock are entitled to dissent from the Merger and demand appraisal of any of their shares of Knights Stock in accordance with the provisions of the CCC concerning the right of such holders to dissent from the Merger and demand appraisal of their Knights Stock, (each a "Dissenting Holder" and together the "Dissenting Holders"), any Knights Stock held by a Dissenting Holder as to which appraisal has been so demanded ("Excluded Shares") will not be converted or purchased, but will, from and after the Effective Time, represent only the right to receive such consideration as may be determined to be due to such Dissenting Holder pursuant to the CCC; provided, however, that each share of Knights Stock held by a Dissenting Holder who will, after the Effective Time, lose his right of appraisal or withdraw his demand for appraisal with respect to such shares of Knights Stock pursuant to the CCC, will not be deemed Excluded Shares but will be deemed to be converted, as of the Effective Time, into the right to receive shares of Electroglas Common Stock and/or cash. IF MORE THAN FIVE PERCENT OF THE SHARES OF KNIGHTS COMMON STOCK ARE EXCLUDED SHARES OR IF ANY OF THE HOLDERS OF KNIGHTS PREFERRED STOCK ASSERT DISSENTERS' RIGHTS, ELECTROGLAS WILL NOT BE OBLIGATED TO CLOSE THE TRANSACTION.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of Knights Stock into the right to receive Electroglas Common Stock, the Knights Shareholders Cash or cash in lieu of fractional shares will occur automatically at the Effective Time.

     At and after the Effective Time, each certificate representing outstanding shares of Knights Stock will represent the number of shares of Electroglas Common Stock into which such shares of Knights Stock have been converted, and the resulting shares of Electroglas Common Stock will be deemed registered in the name of the holder of the original Knights Stock certificate. As soon as practicable after the Effective Time, each Knights Shareholder will receive instructions for surrendering his or her Knights stock certificates, together with a letter of transmittal that the shareholder shall complete and submit along with the Knights stock certificates surrendered in exchange for shares of Electroglas Common Stock or cash. As soon as practicable after the Effective Time, each holder of shares of Knights Stock will surrender (a) the certificates for the holder's shares (the "Knights Certificates") to Electroglas for cancellation or (b) an affidavit of lost certificate (or nonissued certificate) and a bond in a form reasonably satisfactory to Electroglas (a "Bond"). Promptly following the Effective Time and receipt of the Knights Certificates and/or the Bonds, Electroglas will cause its transfer agent to issue to each surrendering holder certificates for the number of shares of Electroglas Common Stock to which such holder is entitled, and Electroglas will distribute any cash payable with respect to fractional shares or pursuant to the Knights Shareholder Cash, less approximately ten percent of such shares or cash deposited in Escrow.

     All shares of Electroglas Common Stock (and, if applicable, cash ) delivered upon the surrender of Knights Certificates will be delivered to the registered holder or placed in escrow with the Escrow Agent (as provided in the

Escrow Agreement) as applicable. After the Effective Time, there will be no further registration of transfers of the shares of Knights Stock on the stock transfer books of Knights. If, after the Effective Time, Knights Certificates are presented for transfer or for any other reason, they will be canceled and exchanged and certificates therefor will be delivered or placed in escrow. Except to the extent waived by Electroglas, any Knights Certificate that is not properly submitted to Electroglas for exchange and cancellation within three years after the Effective Time will no longer evidence ownership of or any right to receive shares of Electroglas Common Stock or cash, and all rights of the holder of such Knights Certificate with respect to the shares previously evidenced by such Knights Certificate will cease.

     Until Knights Certificates representing Knights Stock outstanding prior to the Merger are surrendered, the certificates will be deemed, for all purposes, to evidence ownership of (a) the number of shares of Electroglas Common Stock into which the shares of Knights Stock will have been converted and (b) any cash amount due, subject in each case to the obligation to place a portion thereof in escrow as required.

     If any issuance of shares of Electroglas Common Stock in exchange for shares of Knights Stock is to be made to a person other than the Knights shareholder in whose name the certificate is registered at the Effective Time, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the Knights Shareholder requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of the Electroglas that such tax has been paid or is not payable.

     No dividends or other distribution, if any, payable to holders of Electroglas Common Stock will be paid to the holders of any certificates for shares of Knights Stock until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions which shall have become payable with respect to such Electroglas Common Stock in respect of a record date after the Effective Time will be paid to the holder of record of the full shares of Electroglas Common Stock represented by the certificate issued in exchange therefor, without interest.

               KNIGHTS SHAREHOLDERS WILL RECEIVE INSTRUCTIONS FOR
                   SURRENDERING THEIR SHARES AT A LATER DATE.

                  KNIGHTS SHAREHOLDERS SHOULD NOT RETURN STOCK
                     CERTIFICATES WITH THE ENCLOSED PROXY.

                         DISSENTERS' RIGHTS OF APPRAISAL


     If the transactions contemplated by the Agreement are not abandoned or terminated, Knights Shareholders (holders of either Knights Common Stock or Knights Preferred Stock) who abstain or vote "AGAINST" the proposal to approve and adopt the Agreement, and the transactions contemplated thereby, may be entitled to certain dissenters' rights of appraisal under Chapter 13 of the California General Corporation Law ("GCL").

     The following discussion is not a complete statement of the GCL relating to dissenters' rights, and is qualified in its entirety by reference to sections 1300 through 1312 of the GCL attached to this Proxy/Prospectus as Appendix C and incorporated herein by reference. This discussion and sections 1300 through 1312 of the GCL should be reviewed carefully by any Knights Shareholder who wishes to exercise statutory dissenters' rights or wishes to preserve the right to do so, since failure to take any necessary step may result in the loss of such rights.

     If the Merger is consummated, those Knights Shareholders who elect to exercise their dissenters' rights and who in a timely and proper fashion perfect such rights may be entitled to receive the "fair market value" of their shares in cash. Pursuant to section 1300(a) of the GCL, such "fair market value" would be determined as of the day before the first announcement of the terms of the Merger, excluding any appreciation or depreciation in consequence of the proposed Merger, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     Shares of Knights Stock must satisfy each of the following requirements to qualify as dissenting shares ("Dissenting Shares") under the GCL: (i) the shares of Knights Stock must have been outstanding on the Record Date; (ii) the Shareholder must not vote any or all of the shares that the Shareholder is entitled to vote to approve the Agreement; and (iii) the holder of such shares of Knights Stock must, within thirty days after the date on which notice of approval of the Merger is mailed to the holder, make a written demand upon Knights or its transfer agent (as described below), and submit for endorsement the certificates representing any shares in regard to which the demand is made. If no instructions are indicated in a signed and returned proxy, shares of Knights Stock subject to that proxy will be voted in favor of adoption of the Agreement and the holder of the Knights Shares subject to the proxy will not be entitled to assert dissenters' rights.

     IF A KNIGHTS SHAREHOLDER VOTES AGAINST APPROVAL OF THE AGREEMENT, THAT VOTE WILL NOT BE SUFFICIENT TO CONSTITUTE THE DEMAND DESCRIBED IN CLAUSE (iii) ABOVE.

     If the Agreement is approved at the Knights Special Meeting, within ten days thereafter Knights will mail to any Shareholder who may have a right to require Knights to purchase his or her shares for cash as a result of making such a demand (as described below) a notice that the required Shareholder approval and adoption of the Agreement, the Merger and the transactions contemplated by the Agreement was obtained (the "Notice of Approval") accompanied by a copy of sections 1300 through 1304 of the GCL. The Notice of Approval will set forth the price determined by Knights to represent the "fair market value" of any Dissenting Shares, which shall constitute an offer by Knights to purchase such Dissenting Shares at such stated price, and will set forth a brief description of the procedures to be followed by such Shareholders who wish to exercise their dissenters' rights.

     Within 30 days after the date on which the Notice of Approval was mailed
(i) Knights must receive the demand of the dissenting Shareholder, which is required by law to contain a statement concerning the number of shares of Knights Stock held of record by such dissenting Shareholder which the dissenting Shareholder claims to be the fair market value of the dissenting shares as of the close of business on March 12, 1997, the day immediately preceding the announcement of the proposed Merger (the statement of fair market value in such demand by the dissenting Shareholder constitutes an offer by the dissenting Shareholder to sell the Dissenting Shares at that price); and (ii) the dissenting Shareholder must submit share certificate(s) representing the Dissenting Shares to Knights at Knights's principal office. The certificate(s) will be stamped or endorsed with a statement that the shares are Dissenting Shares or will be exchanged for certificates of appropriate denomination so stamped or endorsed. If the price contained in the Notice of Approval is acceptable to the dissenting Shareholder, the dissenting Shareholder may demand the same price. THIS WOULD CONSTITUTE AN ACCEPTANCE OF THE OFFER BY KNIGHTS TO PURCHASE THE DISSENTING SHAREHOLDER'S STOCK AT THE PRICE STATED IN THE NOTICE OF APPROVAL.

     If Knights and a dissenting Shareholder agree upon the price to be paid for the Dissenting Shares, upon the dissenting Shareholder's surrender of the certificates representing the Dissenting Shares, such price (together with interest thereon at the legal rate on judgments from the date of the agreement between Knights and the dissenting Shareholder) is required by law to be paid to the dissenting Shareholder within 30 days after such agreement or within 30 days after any statutory or contractual conditions to the Merger are satisfied, whichever is later, subject to the surrender of the certificates therefor.

     If Knights and a dissenting Shareholder do not agree upon the price to be paid for the Dissenting Shares or disagree as to whether such Dissenting Shares are entitled to be classified as Dissenting Shares, the holder may, within six months after the Notice of Approval is mailed, file a complaint in the Superior Court of the proper county requesting the court to make such determinations or, alternatively, may intervene in any pending action brought by any other dissenting Shareholder. Costs of such an action (including compensation of appraisers) are required to be assessed as the court considers equitable, but must be assessed against Knights if the appraised value as determined by the court exceeds the price offered by Knights.

     The court action to determine the fair market value of the shares will be suspended if litigation is instituted to test the sufficiency or regularity of the vote of the Shareholders in authorizing the Merger. Furthermore, no Shareholder who has appraisal rights under Chapter 13 of the GCL shall have any right to attack the validity of the Merger or to have the Merger set aside or rescinded except in an action to test whether the number of shares required to authorized or approve the Merger has been legally voted in favor of the Merger.

     Dissenting Shares may lose their status as such and the right to demand payment will terminate if (i) the Merger is abandoned (in which case Knights shall pay on demand to any dissenting Shareholder who has initiated proceedings in good faith as provided under Chapter 13 of the GCL all necessary expenses and reasonable attorneys' fees incurred in such proceedings); (ii) the shares are transferred before being submitted for endorsement or are surrendered for conversion into shares of another class; (iii) the dissenting Shareholder and Knights do not agree upon the status of the Dissenting Shares or upon the price of such shares and the dissenting Shareholder fails to file suit against Knights or intervene in a pending action within six months following the date on which the Notice of Approval was mailed to the Shareholder; or (iv) the dissenting Shareholder withdraws his or her demand for the purchase of the Dissenting Shares with the consent of Knights.


     IF MORE THAN FIVE PERCENT OF THE SHARES OF KNIGHTS COMMON STOCK ARE DISSENTING SHARES OR IF ANY OF THE HOLDERS OF KNIGHTS PREFERRED STOCK ASSERT DISSENTERS' RIGHTS, THEN ELECTROGLAS SHALL NOT BE OBLIGATED TO CLOSE THE MERGER.

COMPARISON OF RIGHTS OF KNIGHTS SHAREHOLDERS AND ELECTROGLAS STOCKHOLDERS

     The rights of Electroglas's Stockholders are governed by its Certificate of Incorporation (the "Electroglas Certificate"), its Bylaws (the "Electroglas Bylaws") and the laws of the State of Delaware. The rights of Knights's Shareholders are governed by its Articles of Incorporation (the "Knights Articles"), its Bylaws (the "Knights Bylaws") and the laws of the State of California. After the Effective Time, the Knights Shareholders will become Electroglas stockholders and will be governed by the Electroglas Certificate, Electroglas Bylaws and the laws of the State of Delaware. In addition, because holders of Series C Preferred Stock of Knights will become common Shareholders of Electroglas, after the Merger they will rank pari passu with and have the same rights and privileges as other common Shareholders of Electroglas.

     While the rights and privileges of shareholders of a California corporation such as Knights are, in many instances, comparable to those of stockholders of a Delaware corporation such as Electroglas, there are certain differences. The following is a summary of the material differences between the rights of holders of Knights Stock and the rights of holders of Electroglas Common Stock at the date hereof. These differences arise from differences between the Delaware General Corporation Law (the "DGCL") and the California Corporations Code (the "CCC"), between the Knights Articles and the Electroglas Certificate, between the Electroglas Bylaws and the Knights Bylaws and, as to holders of Knights Preferred Stock, between the rights, preferences and privileges of Knights Preferred Stock and those of Electroglas Common Stock.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

     The CCC requires that the principal terms of a merger be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, except that, unless required by its articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if the shareholders of such corporation shall own, immediately after the merger, more than five-sixths of the voting power of the surviving corporation. The Knights Articles do not require a greater percentage vote. The CCC further requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon if (a) the surviving corporation's articles of incorporation will be amended and would otherwise require shareholder approval or (b) shareholders of such corporation will receive shares of the surviving corporation having different rights, preferences, privileges or restrictions (including shares in a foreign corporation) than the shares surrendered. Shareholder approval is not required under the CCC for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

     The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger or consolidation of a corporation, except that, unless required by its certificate of incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if (a) such corporation's certificate of incorporation is not amended in any respect by the merger, (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (c) the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. The Electroglas Certificate does not require a greater percentage vote for such actions. Shareholder approval is also not required under the DGCL for mergers or consolidation in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

DIRECTOR NOMINATIONS

     The Knights Bylaws provide that directors be elected at each annual meeting of the Shareholders, but do not set forth procedures for nominating directors. Shareholders of Knights have therefore been entitled to make nominations for the election of directors of Knights at the annual meeting of Shareholders without restriction.

     The Electroglas By-Laws require stockholders to follow certain procedures in making nominations for the election of directors. Nominations of directors may be made by the Board of Directors, by a committee or person appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors generally (the nominations are subject to the rights of holders of any class or series of stock having a preference over the Electroglas Common Stock as to dividends or upon liquidation, dissolution or winding-up). A stockholder entitled to vote in the election of directors at an annual meeting may generally nominate one or more persons for election as directors at the annual meeting (i) by the procedures set out in Electroglas's notice of the annual meeting, or (ii) by giving written notice of the intent to make the nomination or nominations to the Secretary of Electroglas. The Secretary of Electroglas must receive written notice of the intention to make the nomination or nominations, in the form prescribed in the Electroglas By-Laws, not less than sixty nor more than ninety days prior to the first anniversary of the preceding year's annual meeting. In the event of a special meeting of stockholders for the purpose of electing one or more directors, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at the special meeting, but only (a) pursuant to the Electroglas's notice of meeting or
(b) if written notice of the stockholder's intent to make the nomination or nominations, setting forth the information and complying with the form prescribed in the Electroglas By-Laws, has been received by the Secretary of Electroglas not earlier than the ninetieth day prior to the special meeting and not later than the close of business on the later of (i) the sixtieth day prior to the special meeting or (ii) the tenth day following the day on which notice of the date of the special meeting was mailed or publicly disclosed by Electroglas, whichever comes first.

AMENDMENT TO GOVERNING DOCUMENTS

     Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval. The Knights Articles do not require a greater level of approval for an amendment thereto. Under the CCC, the holders of the outstanding shares of a class are entitled to vote as a class if a proposed amendment to the articles of incorporation would (i) increase or decrease the aggregate number of authorized shares of such class; (ii) effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split; (iii) effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class; (iv) change the rights, preferences, privileges or restrictions of the shares of such class; (v) create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class; (vi) in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or (vii) cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid. Under the CCC, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. The Articles and Bylaws of Knights do not modify the provisions of the CCC.

     The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. The Electroglas Certificate does not require a greater level of approval for an amendment thereto. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Electroglas Certificate does confer the power to amend the By-Laws of the corporation on the Electroglas Board.

APPRAISAL RIGHTS

     Generally, shareholders of a California corporation who dissent from a merger or consolidation of the corporation are entitled to dissenters' rights.

     Under the DGCL, holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. The DGCL grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than (a) stock of the surviving corporation; (b) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders;
(c) cash in lieu of fractional shares; or (d) some combination of the above. In addition, dissenters' rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. See "Dissenters' Rights of Appraisal Rights."

DERIVATIVE ACTION

     The CCC provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. The CCC also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond.

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he first makes a demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Under the DGCL and the CCC, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. The Electroglas Certificate provide that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. The Knights Articles do not contain any special provision relating to action by written consent.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations incorporated or organized under the DGCL and the CCC have fiduciary obligations to the corporation and its shareholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation. Under the CCC, the duty of loyalty requires directors to perform their duties in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its stockholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would exercise under similar circumstances.

INDEMNIFICATION

     Under the CCC, (i) a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (ii) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

     The indemnification authorized by the CCC is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. The Knights Articles and the Knights Bylaws provide for the indemnification of its agents (as defined under the CCC) to the maximum extent permitted by the CCC.

     The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (each an "indemnitee") against all reasonable expenses (including attorneys' fees) and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement in actions brought against them, if such individual acted in good faith, and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the stockholders and, in the case of a proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. The Electroglas Certificate provides for indemnification of directors or officers to the fullest extent authorized by the DGCL.

     Both the DGCL and the CCC allow a corporation to advance funds for payment of an indemnitee's legal expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any of the amount so advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

DIRECTOR LIABILITY

     The DGCL and the CCC each provide that the charter documents of the corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including, in the case of the DGCL, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, breach of the duty of loyalty, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit, or, in the case of the CCC, intentional misconduct or knowing and culpable violation of law, acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees. The Knights Articles contain a provision limiting the liability of its directors to the fullest extent provided by the CCC. The Electroglas Certificate contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS

     The DGCL prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where: (i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine whether shares held subject to the plan will be tendered; (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or
(v) the corporation has opted out of this provision. Electroglas has not opted out of this provision.

     Under the CCC, there is no comparable provision. However, the CCC does provide that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholders already own 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.

CUMULATIVE VOTING

     Under the CCC, the Knights Shareholders have had the right to cumulate their votes in elections of directors. Under the DGCL, shareholders of a corporation may exercise cumulative voting only if the certificate of incorporation specifically provides for it. The Electroglas Certificate makes no such provision, and therefore Electroglas Stockholders may not cumulate their votes in elections of directors.

CHANGE FROM PREFERRED SHARES TO COMMON SHARES

     If the Merger is consummated, holders of Knights Preferred Stock who do not receive cash for their shares will receive Electroglas Common Stock. Under the Knights Articles holders of Knights Preferred Stock have enjoyed different rights, preferences and privileges from those of the Knights Common Stock. After exchanging their shares for Electroglas Common Stock, these holders will rank pari passu with and have the same rights, preferences and privileges as other common shareholders of Electroglas, with no priority over those other shareholders in the right to receive dividends and proceeds of liquidation. The following discussion summarizes certain of the rights, preferences and privileges of the Knights Preferred Stock, but does not purport to be a full description of the rights, preferences and privileges, which are set forth in the Knights Certificate.

     The Knights Preferred Stock has a dividend preference consisting of a right to receive, if funds therefor are legally available, a noncumulative annual dividend equal to the greater of $0.01125 per share and the amount of any dividend distributed to any other outstanding shares. The Knights Preferred Stock has a liquidation preference consisting of a right to receive upon liquidation per share the sum of $0.125 plus the lesser of (x) 9% of the original issue price of the share of Knights Preferred Stock for each year since the issuance of the share and (y) 18% of the original issue price of the share of Knights Preferred Stock; if the liquidation does not produce sufficient funds to pay that sum to each holder of Knights Preferred Stock then the liquidation proceeds shall be distributed on a pro rata basis to the holders of Knights Preferred Stock. Upon any liquidation, if after payment of the liquidation preference to holders of Knights Preferred Stock additional funds remain available for distribution to Shareholders, the holders of shares of Knights Common Stock will receive $.0125 per share, and then any funds remaining available for distribution to Shareholders after that payment will be distributed on a pro rata basis to the holders of Knights Common Stock and to the holders of Knights Preferred Stock based on the then applicable ratio for converting their shares to shares of Knights Common Stock. THE MERGER WOULD BE DEEMED A "LIQUIDATION" UNDER THE TERMS OF THE KNIGHTS ARTICLES. HOWEVER, THE CONVERSION RATIO UNDER THE MERGER HAS BEEN CALCULATED BASED ON AN "AS CONVERTED" BASIS AND WITHOUT REFERENCE TO THE LIQUIDATION PREFERENCE OF THE KNIGHTS PREFERRED STOCK SET FORTH IN THE KNIGHTS ARTICLES. EACH HOLDER OF SHARES OF KNIGHTS PREFERRED STOCK WHO VOTES TO APPROVE AND ADOPT THE AGREEMENT WILL ALSO BE DEEMED TO BE VOTING TO SUBSTITUTE THE CONSIDERATION FOR THOSE SHARES DETERMINED UNDER THE TERMS OF AGREEMENT FOR THE LIQUIDATION PREFERENCE PAYABLE IN ACCORDANCE WITH THE KNIGHTS ARTICLES.

     The Knights Preferred Stock is also subject, under certain circumstances, to the right of the corporation to redeem the shares of Knights Preferred Stock at a price equal to their original issue price.

     The foregoing discussion of certain similarities and material differences between the rights of Knights Shareholders and the rights of Electroglas Stockholders under the respective Articles, Certificate of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the CCC and the DGCL, the common law thereunder and the full text of the Articles or Certificate of Incorporation and Bylaws of each of Electroglas and Knights.

                                OTHER AGREEMENTS

     Electroglas has made offers of employment to four current employees of Knights to serve as officers of the Knights Technology subsidiary of Electroglas (the "Knights Subsidiary") after the Merger. The offers are all contingent on the completion of the Merger by May 29, 1997. Thomas A. Sherby, currently Chairman, President and CEO of Knights, has been offered the position of President of the Knights Subsidiary. Mary P. Korn, currently Vice President of Finance and Administration, Chief Financial Officer and Secretary of Knights, has been offered the position of Vice President of Finance and Administration of the Knights Subsidiary. Ankush Oberai, currently Vice President of Worldwide Sales and Strategic Marketing of Knights, has been offered the position of Vice President of Sales and Strategic Marketing of the Knights Subsidiary. Kuang-Hua Ken Huang, currently Vice President of Engineering of Knights has been offered the position of Vice President of Engineering of the Knights Subsidiary. If the Merger is consummated and the offers of employment are accepted according to their terms, each will work for the Knights Subsidiary on the terms summarized below.

     Thomas A. Sherby will be employed on a full-time basis, and, at Electroglas's request at any time during Mr. Sherby's employment with Electroglas, or at Mr. Sherby's request after six months from the date of hire, will be employed on a part-time consultancy basis for up to three years after Mr. Sherby's date of hire. While he is a full time employee, Mr. Sherby will be entitled to receive an annual salary of $165,000, six weeks of vacation per year and participate in a bonus plan that follows the same structure as Electroglas Executive Bonus Plan, which will pay 50% of base salary if revenue and pretax earnings meet the target amount and a maximum of 110% of base salary if revenue and pretax earnings reach 115% of the target amount. As long as he is an active employee of the Knights Subsidiary Mr. Sherby will also receive options to purchase Electroglas Common Stock commensurate with options received by employees in similar positions at Electroglas. If Mr. Sherby converts to consulting status, he will continue to receive his base salary of $13,750 per month for the first 18 months after conversion and $9,167 thereafter for the remainder of the three-year period after initial hiring; he will not be eligible for bonuses. Electroglas can terminate the employment agreement for any reason, provided that Mr. Sherby will be entitled to written notice and payment of a lump sum for the remainder of the three-year period beginning from the date of hire if he is terminated without cause. The offer of employment is subject to Mr. Sherby's agreement to restrictive covenants regarding confidentiality and rights to inventions, and his agreement to certain noncompetition provisions.

     Mary P. Korn will be employed full time on an at-will basis at a starting base salary of $100,000 per year, subject to annual review. She will be eligible in 1997 to participate in a bonus plan that follows the same structure as the Electroglas Bonus Plan, which will pay 40% of base salary if revenue and pretax earnings meet the target amount up to a maximum of 88% of base salary if revenue and pretax earnings reach 115% of the target amount. As long as Ms. Korn is an active employee of the Knights Subsidiary she will also receive options to purchase Electroglas Common Stock commensurate with options received by employees in similar positions at Electroglas. The offer of employment is subject to Ms. Korn's agreement to restrictive covenants regarding confidentiality and rights to inventions.

     Ankush Oberai will be employed full time on an at-will basis at a starting base salary of $74,984 per year, subject to annual review. He will initially be eligible for commissions on the same basis as during his Knights employment in lieu of any bonus plan, and receive a car allowance of $775 per month. As long as Mr. Oberai is an active employee of the Knights Subsidiary he will also receive options to purchase Electroglas Common Stock commensurate with options received by employees in similar positions at Electroglas. The offer of employment is subject to Mr. Oberai's agreement to restrictive covenants regarding confidentiality and rights to inventions.

     Kuang-Hua Ken Huang will be employed full time on an at-will basis at a starting base salary of $130,000 per year, subject to annual review. He will be eligible in 1997 to participate in a bonus plan that follows the same structure as the Electroglas Bonus Plan, which will pay 40% of base salary if revenue and pretax earnings meet the target amount up to a maximum of 88% of base salary if revenue and pretax earnings reach 115% of the target amount. As long as Mr. Huang is an active employee of the Knights Subsidiary he will also receive options to purchase Electroglas Common Stock commensurate with options received by employees in similar positions at

Electroglas. The offer of employment is subject to Mr. Huang's agreement to restrictive covenants regarding confidentiality and rights to inventions.

                      PRINCIPAL STOCKHOLDERS OF ELECTROGLAS

    The following table sets forth certain information known to Electroglas with respect to beneficial ownership of Electroglas's Common Stock as of February 28, 1997, by (i) each stockholder known to Electroglas to own beneficially more than 5% of Electroglas's Common Stock, (ii) each of Electroglas's directors, (iii) the Chief Executive Officer and the two other executive officers of Electroglas (collectively, the "Named Executive Officers") and (iv) all executive officers and directors of Electroglas as a group.

                                                  SHARES BENEFICIALLY OWNED(1)
                                                  ----------------------------
                  NAME                                 NUMBER      PERCENT(2)
 -------------------------------------------        ----------    ----------
 State of Wisconsin Investment Board(3).....           1,160,900       6.6%
   121 East Wilson Street
   Madison, Wisconsin  53707
 EQSF Advisors, Inc.(4).....................           1,070,000       6.1
   767 Third Avenue
   New York, New York  10017-2023
 Neil R. Bonke(5)...........................             194,061       1.1
 Curtis S. Wozniak(6).......................             141,821         *
 Armand J. Stegall(7).......................              30,202         *
 Joseph F. Dox(8)...........................              25,000         *
 Roger D. Emerick(9)........................              20,000         *
 Robert J. Frankenberg(10)..................              20,000         *
 All executive officers and directors
  as a group (6 persons)(11)................             431,084       2.5

----------

    * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 28, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To Electroglas's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

 (2) Percentage beneficially owned is based on 17,585,201 shares of Common Stock outstanding as of February 28, 1997, excluding shares held in the treasury of Electroglas.

 (3) Based on a Schedule 13G dated January 23, 1997, State of Wisconsin Investment Board, a Wisconsin corporation, has sole voting power with respect to 1,160,900 shares and sole dispositive power with respect to 1,160,900 shares of Electroglas's Common Stock as of December 31, 1996.

 (4) Based on a Schedule 13G dated February 13, 1997, EQSF Advisors, Inc., A New York corporation, has sole voting power with respect to 1,070,000 shares and sole dispositive power with respect to 1,070,000 shares of Electroglas's Common Stock as of December 31, 1996.

 (5) Includes 192,501 options exercisable within 60 days of February 28, 1997.

 (6) Includes 40,273 options exercisable within 60 days of February 28, 1997.

 (7) Includes 15,364 options exercisable within 60 days of February 28, 1997.

 (8) Includes 25,000 options exercisable within 60 days of February 28, 1997.

 (9) Includes 20,000 options exercisable within 60 days of February 28, 1997.

(10) Includes 20,000 options exercisable within 60 days of February 28, 1997.

(11) Includes 313,138 options exercisable within 60 days of February 28, 1997.

                             BUSINESS OF ELECTROGLAS

OVERVIEW

         Electroglas is a leader in the development, manufacture, marketing and servicing of automatic wafer probing equipment for use in the fabrication of semiconductor devices. Electroglas's wafer probers position individual semiconductor devices still in wafer form under contact test probes to facilitate testing of the devices. Electroglas believes it is one of the largest suppliers of automatic wafer probing equipment worldwide. Electroglas has sold over 9,000 wafer probers from among its current product offerings and believes it supplies more than half of the probers used in the United States and European market segments. Electroglas's primary product offerings are its 2000 Series wafer probers and its Horizon 4000 Series wafer probers. All of Electroglas's wafer probers feature Electroglas's linear motor technology and offer advanced vision processing, sophisticated system software and high throughput.

         Electroglas was formed on April 1, 1993 to succeed to the wafer prober business conducted by the Electroglas division of General Signal Corporation (former "Parent"). Immediately prior to the closing of the initial public offering of its Common Stock (the "IPO") on July 1, 1993, Electroglas assumed the assets and liabilities of the Electroglas division in the asset transfer and, following the IPO, Electroglas commenced operations as an independent corporation. Electroglas, through its predecessors, has been in the wafer prober business for more than 30 years.

INDUSTRY BACKGROUND

         Semiconductor devices are fabricated by repeating a complex series of process steps on a wafer substrate, which is usually made of silicon and measures three to eight inches in diameter. Wafers are typically sent through a series of 100 to 300 process steps. A finished wafer consists of many integrated circuits (each referred to as a "device" or "die"), the number depending on the area of the circuits and the size of the wafer. Manufacturers have increasingly utilized larger diameter wafers to achieve more cost effective production.

  Wafer Probing Process

         A wafer prober successively positions each integrated circuit on a wafer so that the electrical contact points (or "pads") on the die align under and make contact with the probe pins, which are located on a probe card mounted on the wafer prober. The probe card, which is generally custom made by other suppliers for the specific integrated circuit being tested, is connected to a test system, also supplied by other suppliers, which performs the required parametric or functional test. Parametric testing is performed during the wafer fabrication process ("in-line testing") and at the completion of the wafer fabrication process ("end-of-line testing") to measure electrical parameters which verify the reliability of the wafer fabrication process, while functional testing is performed after the completion of wafer fabrication ("wafer sort") to identify devices which do not conform to particular electrical specifications.

  Wafer Prober Market

         The automatic wafer probing market can be divided into a United States, European and Asian market segment, into which Electroglas sells substantially all of its products, and a Japanese market segment. The Japanese market segment is comprised of semiconductor fabrication facilities located in Japan and those located outside Japan which are controlled by Japanese companies. Semiconductor manufacturers use automatic wafer probers primarily during wafer sort, which occurs before the separation and packaging of each individual device. Wafer probers are being increasingly used during in-line and end-of-line testing and are also used for research and development, and quality and process control applications. In-line testing requires special equipment features such as cleanroom compatibility, as tests are carried out during the manufacturing process. This testing is done to verify the manufacturing process while wafers are in an unfinished state where corrective action can occur. Electroglas estimates, based upon its experience, that wafer sort applications represent approximately 80% of the market for automatic wafer probers. The remaining 20% is approximately equally divided between in-line and end-of-line testing and laboratory applications.

         Wafer probers are typically purchased by a semiconductor manufacturer when outfitting a new wafer fabrication facility or expanding an existing facility. Wafer probers are also purchased to replace equipment in response to major changes in technology, such as larger wafer sizes and greater device complexity. A semiconductor fabrication facility typically requires 20 to 80 probers to meet testing requirements on a timely basis. The purchase of semiconductor manufacturing equipment and spare parts, the integration of such equipment into production lines and the training of employees on a particular supplier's equipment require significant expenditures by semiconductor manufacturers. To maximize the benefits of their investment in machinery, parts, production line integration and training, semiconductor manufacturers generally are reluctant to replace existing equipment with equipment from another supplier.

         In order to minimize the total cost of ownership, semiconductor manufacturers generally evaluate the following features, in addition to price, when choosing automatic wafer probers:

         o Reliability. Semiconductor manufacturers must be highly confident that the wafer prober will operate reliably over long periods of constant use. Virtually every wafer must pass through wafer sort to determine the yield from all prior manufacturing steps and eliminate the significant cost of unnecessarily packaging defective devices. Reliable prober operation prevents probe area bottlenecks and maximizes utilization of expensive automatic test equipment.

         o Productivity. The key parameters for comparisons among wafer probers are horizontal and vertical positioning speed, alignment time and wafer handling time. To maximize the number of wafers processed in any given period and achieve low test cost per die, it is very important to minimize the time needed to execute any operation.

         o Accuracy. The process of positioning device pads under the corresponding probe pins requires extreme accuracy and precision from the positioning system to ensure that the probe pins make contact only with the safe area on the pads. The average size of the semiconductor device pads and the distance between pads continue to decrease, thus necessitating more accurate probers.

         o Advanced Automation. The effort to improve manufacturing efficiency, reduce production costs and minimize operator intervention during key process steps has led to increased automation of probers. Operations such as wafer handling and prober setup, previously performed manually, are now routinely done automatically. Important advanced automation features include probe-to-pad setup, probe-to-pad alignment, probe-to-pad optimization and networking capabilities. Electroglas expects the need for advanced automation to grow in order to further minimize operator intervention.

         o Software Flexibility. Each semiconductor manufacturer has developed its own methods of wafer production. These variations in method and variations in devices create different prober requirements among device manufacturers. To accommodate such differences, flexible prober software is often required so that the user can configure the prober in a way that is optimal for its specific manufacturing conditions. Software features include recipe creation, control maps, operator check lists, real-time maps, real-time alarms and a color graphical user interface. Compatibility with standard operating systems, such as MS-DOS, and standard network environments, such as Ethernet, are desirable features.

         o Service and Customer Support. Because of the high degree of technical complexity involved in today's semiconductor testing operations, customers expect a very high level of service from the prober manufacturer. Support services include applications engineering, field service, training, timely spare parts delivery and continuing product enhancements.




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

ELECTROGLAS STRATEGY

         Electroglas has become a leader in the wafer probing market through a combination of strengths, including advanced technical capabilities, close relationships with the leading manufacturers of integrated circuits, a broad line of high quality products and a well established, highly qualified distribution organization. Building on these strengths, Electroglas' strategy is comprised of the following key elements:

         o Focus on Technological Innovation. Electroglas has invested heavily in engineering, research and development to add features and functionality to its products. Electroglas was the first to introduce automatic wafer probers using a linear motor positioning system for precise motion control and digital pattern recognition processors for automatic alignment and was the first to introduce automatic wafer probers for use with eight-inch wafers. Electroglas expects to continue its emphasis on engineering, research and development in an effort to anticipate and address technological advances in semiconductor processing.

         o Maintain Strong Customer Relationships. Electroglas has long-standing relationships with its customers. Electroglas's development of products and product enhancements is market driven. Engineering, sales and management personnel collaborate with customer counterparts to determine customers' needs and specifications. One of Electroglas's products, the Horizon 4085X, is available with a Standard Mechanical Interface ("SMIF") option to address a major customer's need for wafer loading without exposure to the environment. Electroglas expects to continue to strengthen its existing customer relationships by continuing to provide high levels of service and support.

         o Emphasize Quality Products. Electroglas believes it has developed a reputation as a leader in providing high quality products. Electroglas was chosen in the most recent customer survey conducted by VLSI Research Inc. as one of the "Ten-Best" test and measurement equipment manufacturers. Electroglas has received quality awards from its customers and the SEMATECH Partnering for Total Quality award. Electroglas has a company-wide quality program in place, headed by a member of senior management. Electroglas's quality training program emphasizes continuous improvement, data driven decisions and close collaboration among Electroglas's employees, customers and suppliers. Electroglas trains all of its employees in basic quality skills. Electroglas also regularly participates in quality sharing meetings with other equipment manufacturers and customer quality audits of procedures and personnel.

         o Increase Focus on Selected Japanese Market Opportunities. The Japanese market segment is large and presently served primarily by Japanese companies. Electroglas is pursuing this market segment aggressively through a focused sales and marketing effort in Japan directed at selected key manufacturers. Electroglas's strategy consists of the use of on-site technically skilled sales and service personnel and application engineers and emphasizes its Horizon 4000 Series products. To date, Electroglas has received purchase orders from, made sales to, customized its products with features requested by, and engaged in product evaluation activities with several Japanese customers which Electroglas considers strategic.

         o Expand Product Lines and Applications. Electroglas intends to capitalize on its market position and technical skills to further broaden existing product lines through internally developed products and from time to time through strategic alliances and acquisitions. Electroglas also intends to take advantage of available opportunities to sell its products for new applications. For example, Electroglas has sold wafer probers for use in the manufacture of thin film disk heads--another industry where devices are fabricated through iterative processing on base substrates.

                  In addition, Electroglas is developing a range of software products named Sortnet(TM). This product line is designed to be used for the management and control of information and data gained during the test process. Electroglas believes this range of software products will be highly complementary to the core product lines.

OVERVIEW OF TECHNOLOGY

         Electroglas believes it has particular expertise in the following technologies which distinguish its wafer probers from those of its competitors:

           Precision Horizontal ("X-Y Stage") Motion Systems

         During the test process, a prober must position each die on a wafer underneath the probe card accurately, reliably and quickly. This can require thousands of individual movements to test a single wafer. Electroglas's probers use a linear motor to control the positioning of the wafer. This linear motor floats on an air bearing which produces virtually frictionless motion with no significant wear and provides accurate stepping without adjustment or calibration. In addition, the high horizontal force and light weight of the motor system enable high speed movements from die to die. Electroglas believes that the linear motor makes its probers faster and more durable than those of its competitors, which use mechanical screws and bearings. Electroglas holds United States and foreign patents for the technology used to adjust the positioning of the linear motor and has developed an extensive base of know-how related to the linear motor.

           Lightweight, High Force Vertical ("Z-Stage") Motion Systems

         Once the die is properly positioned underneath the probe card, it must be raised to make contact with the probe pins. The vertical motion system must be quick and mechanically stiff to maintain accurate contact with the probe card, and lightweight enough to maximize the speed of the horizontal motion system. Electroglas's wafer probers use one of three bearing technologies to offer varying degrees of balance among force, stiffness and weight for particular probing applications. A lightweight sleeve bearing is used to minimize weight for low force application where indexing speed is the primary consideration. An air bearing system is used for high force probing where stiffness is emphasized to accommodate the probe force. Electroglas's ball bearing system, for which a patent has been issued, is used in vertical motion systems for applications requiring a balanced approach to indexing speed and probing force.

  Machine Vision Systems

         As Electroglas probers have evolved, machine vision has been used to eliminate many functions formerly performed by operators. Machine vision was first used to automate the alignment of each wafer. Subsequently, Electroglas introduced probe mark inspection, ink dot inspection, self-teach auto align (to automate the selection of an alignment target) and optical character recognition (to automate the identification of wafers). Electroglas recently developed new machine vision technology to automate the alignment of probes to pads during the initial setup of a new probe card, the last major manual operation in wafer probing. Electroglas recently developed (and has filed a patent application for) illumination technology that improves the accuracy of optical character recognition. Machine vision features under development are designed to further simplify probe-to-pad alignment.

  EGCommander(TM)

         EGCommander(TM), Electroglas's system software featured on its Horizon 4060X, Horizon 4080X and Horizon 4090 products, provides semiconductor manufacturers with a high degree of user configurability to customize the probing process. During probing, the wafer is moved to a number of specific locations on the prober and a series of actions takes place. These actions range from the simple (perform a single test on a die) to the complex (test the die, inspect the points where the probe made contact with the wafer, compare test data from this die to that from the last three die and place an ink dot on the die). EGCommander(TM) software allows the semiconductor manufacturer to set the sequence of actions using "recipes" and to specify where on the wafer the



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

events take place using "maps." The operator interacts with the prober using a color graphical user interface similar to those for personal computers and workstations.

Class 1 Cleanroom Systems

         The advanced multi-step processes involved in semiconductor device production are carried out in highly controlled Class 1 cleanroom conditions. Probers placed in the Class 1 area such as those used during in-line testing must be compatible with the controlled environment. To meet the need for clean probing, Electroglas has designed the Horizon 4085X to provide Class 1 cleanroom compatibility. Where it is desirable to locate the prober outside of the cleanroom to free valuable floor space, it is necessary to create a Class 1 environment inside the prober to isolate the production wafer from the potentially hazardous external environment during test. To meet this need, Electroglas has developed a Clean Air Management System ("CAMS") featured on its Horizon 4085X prober which provides a source of clean filtered air inside the prober. A SMIF option available on the Horizon 4085X allows wafers to be loaded into the prober without contamination.

PRODUCTS

  2000 Series

         The 2000 Series consists of the 2001CX Base Prober, the 2001CX Automatic Prober and the 2010CX Automatic Prober. The flexibility and upgradability inherent in the modular design concept of the 2000 Series is intended to provide a cost effective solution for all production environments by extending the operating life of the product. Product enhancements that have been introduced include multifunctional vision processing, optical character recognition, multidie probing, temperature controlled chuck top and in-process inspection features such as probe mark and ink dot inspection. All 2000 Series probers are hardware and software compatible with a wide array of automatic test equipment. Electroglas's 2000 Series products utilize Electroglas's Prober Vision system software which was designed by Electroglas to control wafer handling, vision functions, motion control and external communications. A color graphical user interface was introduced in 1990, offering wafer mapping capable of displaying real-time test results. In addition, all 2000 Series products are fully compatible with Electroglas network products which further automate wafer probing by facilitating real-time control and data collection.

  Horizon 4000 Series

         First delivered in October 1992, the Horizon 4000 Series of automatic wafer probers consists of four models, Horizon 4060X, Horizon 4080X, Horizon 4085X and Horizon 4090, the latter being introduced in 1996. This product line is positioned to satisfy all high volume semiconductor manufacturing applications. The Horizon 4000 Series provides many advanced automation capabilities including automatic probe-to-pad optimization and alignment, in-process inspection and optical character recognition. Optional for the Horizon Series probers is a temperature controlled chuck top, providing the ability to maintain precisely a customer-selected wafer temperature during testing. The Horizon 4060X, Horizon 4080X and Horizon 4090 utilize Electroglas's EGCommander(TM) system software. This software was developed by Electroglas and allows significant application and customer driven customization of the wafer prober and compatibility with the standard MS-DOS operating system. The user interface features color graphics, touchscreen programming, probing recipes, control maps and real-time maps. Accuracy of the Horizon 4000 Series has been enhanced as compared to the 2000 Series probers. The Horizon 4000 Series probers feature a distributed multiple processor architecture to maximize productivity and expandability.

  Network Products

         The Electroglas Station Controller and Sortnet(TM) products are a system of software and hardware components that allows the integration of Electroglas's prober products into standard local area networks found in semiconductor manufacturing operations. The network products allow manufacturers to monitor the entire probing operation, collect test data on a real-time basis, control centrally prober setup and facilitate key manufacturing advancements, including offline inking and inkless probing, which in turn improve overall productivity.

ENGINEERING, RESEARCH AND DEVELOPMENT

         The market for wafer probing equipment is characterized by continuous technological development and product innovation. Electroglas believes that continued and timely development of new products and enhancements to existing products is necessary to maintain its competitive position. Accordingly, Electroglas devotes a significant portion of its personnel and financial resources to engineering, research and development programs. Electroglas uses its close relationships with key customers to make improvements on its products which respond to such customers' needs. For example, the Horizon 4085X responds to Electroglas's major customers' need for cleanroom compatible probers. In addition, Electroglas develops new products to respond to general market requirements. For example, the EGCommander(TM) was developed to address the market's demand for increased system software flexibility.

         Electroglas's ongoing engineering, research and development efforts generally can be classified into three categories: feature enhancements, such as features to improve accuracy, speed or automation; new products; and customer driven product enhancements. Engineering, research and development expenses were $18,672,000, $13,560,000 and $10,149,000 in 1996, 1995 and 1994, respectively, or 12.3%, 8.0% and 9.0% of net sales, respectively. Engineering, research and development expenses consist primarily of salaries, project materials and other costs associated with Electroglas's ongoing efforts.

MARKETING, SALES AND SERVICE

         Electroglas primarily sells its products directly to end users. Electroglas believes that using a direct sales force provides it with a significant competitive advantage in communicating with customers and responding to market demands.

         Electroglas generally sells product on net 30-day terms to most customers. Other, primarily foreign, customers are required to deliver a letter of credit typically payable upon product delivery. Electroglas generally warrants its products for a period of up to 12 months from shipment for material and labor to repair the product. Installation is customarily included in the price of the product. Electroglas's field engineers provide customers with call out repair and maintenance services for a fee. Customers may enter into repair and maintenance service contracts covering Electroglas's products. Electroglas trains customer employees to perform routine service for a fee and provides telephone consultation services generally free of charge.

         In the United States, Electroglas maintains sales and service offices in Arizona, California, New Hampshire and Texas. In Europe, Electroglas maintains sales and service locations in France, Germany and the United Kingdom. In Asia, Electroglas maintains direct sales and service locations in Japan, Hong Kong, Korea, People's Republic of China, Singapore and Taiwan. As of December 31, 1996, Electroglas employed approximately 184 people worldwide in sales, service, applications, logistics, technical support and customer service.

CUSTOMERS

         Electroglas sells its products to leading semiconductor manufacturers throughout the world. In 1996 and 1994, sales to Intel represented 13% of net sales. In 1994, sales to Philips represented 12% of net sales. No other customer exceeded 10% of net sales in 1996 and 1994. No single customer accounted for more than 10% of net sales in 1995.

         International sales represented 45%, 45% and 47% of Electroglas's net sales in 1996, 1995 and 1994, respectively. These sales represent the combined total of export sales made by United States operations and all sales made by foreign operations.

         Export sales made by United States operations were 19% of net sales in 1996 (18% to Asia, 1% to other), 22% of net sales in 1995 (21% to Asia, 1% to other) and 24% of net sales in 1994 (21% to Asia, 3% to other).

MANUFACTURING AND SUPPLIERS

         Electroglas's principal manufacturing activities take place in Santa Clara, California and consist primarily of assembling and testing complete probing systems that meet specific customer requirements. Most of the subassemblies used in the probing systems are manufactured by Electroglas; however, some are standard products purchased from third parties. While Electroglas uses standard components wherever possible, most mechanical parts, metal fabrications and castings are made to Electroglas specifications. Electroglas schedules production based upon firm customer commitments and anticipated orders during the planning cycle. Electroglas generally expects to be able to accept a customer order, build the required machinery and ship to the customer within 12 weeks.

         Electroglas maintains manufacturing capability for certain components. This capacity has proven useful for certain short-run and small lot size components where economic third party supply is not available. This capacity has also been used for product development and prototypes. Electroglas maintains in-house control of the critical manufacturing processes for its linear motor positioning system.

         Quality control is maintained through incoming inspection of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. Electroglas has a company-wide quality training program emphasizing continuous improvement, data driven decisions and close collaboration among Electroglas's employees and its customers and suppliers. Electroglas trains all of its employees in basic quality skills and regularly participates in quality sharing meetings with other equipment manufacturers and customer quality audits of procedures and personnel.

         Certain of the components and subassemblies included in Electroglas's products are obtained from a single source. However, Electroglas believes that alternative sources exist or can be developed, if necessary.

BACKLOG

         At December 31, 1996, Electroglas's backlog was approximately $24.3 million as compared to approximately $53.2 million at December 31, 1995. Electroglas generally ships orders within six months after receipt of a customer's purchase order. Due to possible changes in product delivery schedules and cancellation of product orders and because Electroglas's sales will often reflect orders shipped in the same quarter received, Electroglas's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

COMPETITION

         The semiconductor equipment industry is highly competitive. The principal competitive factors in the industry are product performance, reliability, service and technical support, product improvements, price, established relationships with customers and product familiarity. Electroglas believes that its products compete favorably with respect to each of these factors in the non-Japanese market segment. Electroglas's major competitors are Tokyo Electron Labs ("TEL") and Tokyo Semitsu ("TSK"). Some of Electroglas's competitors have greater financial, engineering and manufacturing resources than Electroglas and larger service organizations and long-standing customer relationships. There can be no assurance that levels of competition in Electroglas's particular product market will not intensify or that Electroglas's technological advantages may not be reduced or lost as a result of technological advances by competitors or changes in semiconductor processing technology.

PATENTS, TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

         Electroglas believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees, rather than on patents, trademarks and copyrights. Nevertheless,

Electroglas has a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. Electroglas owns seven United States patents, which will expire beginning in 1999 through 2011, and has one patent application pending in the United States. In addition, Electroglas owns thirteen foreign patents, which expire through 2004. Electroglas also has eleven United States and two Japanese registered trademarks, one United States trademark for which application for registration is pending and two copyrighted software programs (EGCommander(TM) and Prober Vision).

         Electroglas also relies upon trade secret protection for its confidential and proprietary information. Electroglas routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently gain information and techniques or otherwise gain access to Electroglas's trade secrets or that Electroglas can meaningfully protect its trade secrets.

EMPLOYEES

         As of December 31, 1996, Electroglas employed approximately 607 persons. Many of Electroglas's employees are highly skilled, and Electroglas's success will depend in part upon its ability to attract and retain such employees, who are in great demand. Electroglas has never had a work stoppage or strike and no employees are represented by a labor union or covered by a collective bargaining agreement. Electroglas considers its employee relations to be good.

PROPERTIES

         Electroglas's executive office and manufacturing, engineering, research and development operations are located primarily in four buildings in Santa Clara, California totaling approximately 150,000 square feet, occupied under leases expiring in March 2000. Electroglas owns substantially all of the machinery and equipment used in its facilities. In March 1997, Electroglas entered into an agreement to lease land with an investment value of $12 million, which, if consummated, will result in an increase in future operating lease commitments.

         Electroglas also occupies office space in Arizona, California, New Hampshire, Texas, the United Kingdom, France, Germany, Japan, Hong Kong, Taiwan, Singapore and Korea.

         Electroglas, like all manufacturing companies, is subject to various federal, state and local environmental statutory requirements. Electroglas believes that it is in material compliance with existing applicable environmental laws and regulations.

LEGAL PROCEEDINGS

         Electroglas is not currently involved in any material legal actions. From time to time, however, Electroglas may be subject to various claims and lawsuits by customers and competitors arising in the normal course of business, including suits charging infringement or violations of antitrust laws. Such suits may seek substantial damages and, in certain instances, any damages awarded would be trebled.

          INFORMATION REGARDING ELECTROGLAS MANAGEMENT AND COMPENSATION

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

    The following table sets forth certain information with respect to the executive officers, directors and key personnel of Electroglas:

            NAME             AGE               POSITION
    -----------------        ---  ------------------------------------------
    Neil R. Bonke             55  Chairman of the Board
    Curtis S. Wozniak         41  Chief Executive Officer and Director
    Armand J. Stegall         53  Vice President -- Finance, Chief Financial
                                  Officer,
                                  Treasurer and Secretary
    Joseph F. Dox             54  Director
    Roger D. Emerick          56  Director
    Robert J. Frankenberg     49  Director

    Key Personnel

            NAME             AGE               POSITION
    -----------------        ---  ------------------------------------------
    Timothy Boyle             45  Vice President -- Engineering
    Conor P. O'Mahony         40  Vice President -- Customer Operations
    Joseph A. Savarese        59  Vice President -- Business Development
    Phillip M. Truckle        41  Vice President -- Marketing
    Daniel D. Welton          57  Vice President -- Manufacturing
    Joe M. Reid, Jr.          51  Director of Quality

    Neil R. Bonke has been Chairman of the Board of Electroglas since April 1993, and Chief Executive Officer from April 1993 through April 1996. Mr. Bonke was a Group Vice President of General Signal Corporation ("General Signal") and President of General Signal's Semiconductor Equipment Operations from September 1991 to July 1993. From 1990 to 1991, he was Chief Operating Officer of Cognex Corporation, a manufacturer of machine vision systems for the semiconductor and electronics industries and, from 1987 to 1990, was President of General Signal's Xynetics division, a group of semiconductor equipment manufacturing companies which included Electroglas. Mr. Bonke holds a B.S. in Engineering and Technical Marketing from Clarkson University, Potsdam, New York. He has nineteen years of management assignments in the semiconductor equipment and semiconductor materials industries with domestic and international experiences. Mr. Bonke currently serves on the Board of Directors of FSI International, a semiconductor equipment company, Sanmina, a contract electronics manufacturing company, and Speedfam, a semiconductor equipment company.

    Curtis S. Wozniak has been Chief Executive Officer of Electroglas since April 1996 and has been a Director of Electroglas since October 1994. He was President and Chief Operating Officer of Xilinx, Inc., a semiconductor manufacturer, from August 1994 to April 1996. From February 1984 to August 1994, Mr. Wozniak was employed by Sun Microsystems, Inc., a computer manufacturer, where he held various management positions, including Vice President, Marketing and Vice President, Engineering. Mr. Wozniak currently serves on the Board of Trustees of GMI Engineering and Management Institute.

    Armand J. Stegall has been Vice President -- Finance, Chief Financial Officer, Treasurer and Secretary of Electroglas since April 1993. He was Vice President -- Finance of General Signal's Semiconductor Equipment Operations from September 1991 to July 1993 and Vice President -- Finance and Administration of the Electroglas division of General Signal from July 1990 to July 1993. From 1982 to 1990, he was Vice President and Unit Financial Officer of General Signal's Xynetics division.

    Joseph F. Dox has been a Director of Electrolas since October 1993. From June 1992 to December 1993, Mr. Dox was President and Chief Operating Officer of Novellus. From June 1989 to April 1992, he served as Senior Vice President, Finance and Administration and Secretary of Novellus, and from August 1987 to June 1989, he served as Vice President, Finance and Administration and Secretary of Novellus.

    Roger D. Emerick has been a Director of Electroglas since July 1993. He has been President, Chief Executive Officer and Director of Lam Research Corporation since 1982. In 1984, he was elected Chairman of the Board of Directors of Lam Research. Mr. Emerick is currently a Director of SEMI/SEMATECH.

    Robert J. Frankenberg has been a Director of Electroglas since July 1993. He was Chairman of the Board, Chief Executive Officer and President of Novell, Inc. from April 1994 to August 1996. From September 1991 to April 1994, he was Vice President and General Manager of Hewlett-Packard Company's Personal Information Products Group. From 1990 to 1992, he was Vice President and General Manager of Hewlett-Packard's Personal Computation Business, from 1989 to 1991, was Vice President and General Manager of Hewlett-Packard's Information Networks Group and, from 1985 to 1989, was General Manager of Hewlett-Packard's Information Systems Group. Mr. Frankenberg currently serves on the Board of Directors of America Online, Caere Corporation, Daw Technologies, Metrix, Starlight Networks and Wall Data.

    Timothy Boyle joined Electroglas in May 1995 as Vice President -- Engineering. From 1983 to 1995, he was employed by Measurex, a process control systems company, where he held a succession of key engineering and management positions. From 1981 to 1983, he was Vice President of Engineering at American Flow Systems, a flow meters company.

    Conor P. O'Mahony has been Vice President -- Customer Operations of Electroglas since March 1995 and was Director of Sales and Customer Operations of Electroglas from July 1993 to March 1995. Mr. O'Mahony served in a similar capacity in the Electroglas division of General Signal from June 1992 to July 1993. From 1989 to 1992, he was International Business Manager of the Electroglas division and, from 1987 to 1989, was General Manager of the photomask production facility at General Signal's Xynetics/Ultratech Photomask unit.

    Joseph A. Savarese joined Electroglas as Vice President -- Business Development in June 1994. Mr. Savarese was President of General Signal's Assembly Technologies division from 1989 to 1994. From 1986 to 1989, he was Chief Operating Officer of Qualcorp, a test instrumentation manufacturer, and, from 1983 to 1986, he was Vice President, Operations for Forox Corporation, a manufacturer of precision photographic equipment. From 1968 to 1983, he was employed by Perkin-Elmer Corporation where he held various management positions, including Director of Engineering and Director of Microlithography Systems.

    Phillip M. Truckle has been Vice President -- Marketing of Electroglas since March 1996 and was Director of Marketing of Electroglas from July 1993 to March 1996. Mr. Truckle served in a similar capacity in the Electroglas division of General Signal from April 1990 to July 1993. From 1987 to 1989, he was North American Sales Manager for the Electroglas division.

    Daniel D. Welton has been Vice President -- Manufacturing of Electroglas since July 1993. Mr. Welton served in a similar capacity in the Electroglas division of General Signal from 1989 to July 1993. He joined the manufacturing department of the predecessor of the Electroglas division in 1965 and served as Director of Manufacturing from 1984 to 1989.

    Joe M. Reid, Jr. has been Director of Quality of Electroglas since July 1993. Mr. Reid served in a similar capacity in the Electroglas division of General Signal from September 1989 to July 1993. From 1981 to 1989, he was employed at Applied Materials, Inc., a manufacturer of semiconductor capital equipment, where his various positions included Director of Quality, Director of Corporate Engineering, Operations Manager and Corporate Controller.

RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS

    There are no family relationships among any of the directors or executive officers of Electroglas.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    During 1996, the Board met five times. No director attended fewer than 75% of all the meetings of the Board and its committees on which he served after becoming a member of the Board. The Board has two committees: the Audit Committee and the Compensation Committee. The Board does not have a nominating committee or a committee performing the functions of a nominating committee.

    The Audit Committee, which held four meetings in 1996, consists of Robert J. Frankenberg and Joseph F. Dox. The Audit Committee recommends engagement of Electroglas's independent auditors and is primarily responsible for approving the services performed by Electroglas's independent auditors and for reviewing and evaluating Electroglas's accounting principles and its system of internal accounting controls.

    The Compensation Committee, which held five meetings in 1996, consists of Roger D. Emerick and Joseph F. Dox (beginning April 1996). Prior to April 1996 Curtis S. Wozniak was a member of the Compensation Committee and attended one meeting. The Compensation Committee's functions are to establish and apply Electroglas's compensation policies with respect to its executive officers and administer Electroglas's Amended and Restated 1993 Employee Stock Purchase Plan and its 1993 Long-Term Stock Incentive Plan (the "Plan").

COMPENSATION OF DIRECTORS

    Directors who are employees of Electroglas do not receive any compensation for their services as directors. Directors who are not employees of Electroglas receive a $1,000 fee for attendance at each Board meeting (or committee meeting held on a separate day). In addition, directors who are not employees of Electroglas receive a $500 fee for attendance at each committee meeting conducted by telephone. All directors are reimbursed for expenses incurred in connection with attending Board and committee meetings.

    Under the Plan, each non-employee director is, upon election or re-election, automatically granted an option to purchase a number of shares of Common Stock equal to the product of 10,000 multiplied by the full number of years remaining in the non-employee director's current term. The exercise price per share of such options will equal 100% of the Fair Market Value (as defined in the Plan) of the Common Stock on the date of the grant of the option. Options granted have a maximum term of three years and become exercisable ratably in annual installments commencing on the date of grant over the number of full years in the non-employee director's remaining term for which he or she is elected or re-elected, or earlier in the event of death, disability or retirement after age 65.

                           SUMMARY COMPENSATION TABLE

    The following Summary Compensation Table sets forth information on 1996, 1995 and 1994 compensation of each of the Named Executive Officers.

                                                                    LONG-TERM COMPENSATION AWARDS
                                        ANNUAL COMPENSATION         --------------------------
                                 ----------------------------------               SECURITIES
                                                                    RESTRICTED    UNDERLYING     ALL OTHER
                                               SALARY      BONUS       STOCK        OPTIONS    COMPENSATION
  NAME AND PRINCIPAL POSITION       YEAR         ($)      ($)(1)    AWARD(S)($)       (#)           ($)
------------------------------   ----------  ---------- ----------  -----------  ------------ --------------
Curtis S. Wozniak(2)..........         1996   $212,500    $175,000  $1,612,500(3)  500,000(4)    $4,750(5)
  Chief Executive Officer and          1995        ---         ---                   ---            ---
  Director                             1994        ---         ---                   ---            ---
Neil R. Bonke(6)..............         1996    277,992         ---                 163,334(7)     4,500(8)
  Chairman                             1995    273,146     400,000                 100,000(9)     4,500(8)
                                       1994    259,846     300,000                  50,000(9)     4,620(8)
Armand J. Stegall.............         1996    159,815      51,000                  91,668(10)    4,500(11)
   Vice President - Finance,           1995    147,238     175,000                  50,000(12)    4,500(11)
   Chief Financial Officer,
   Treasurer and  Secretary            1994    139,582     135,000                  20,000(12)    4,620(11)


----------

(1) 1994 bonuses were earned in 1994 and paid in 1995, 1995 bonuses were earned in 1995 and paid in 1996, and 1996 bonuses were earned in 1996 and paid in 1997. Mr. Wozniak's 1996 bonus was guaranteed at the time of his appointments as Electroglas's Chief Executive Officer.

(2) Mr. Wozniak became Electroglas's Chief Executive Officer in April 1996, his base annual salary for fiscal year 1996 was $325,000. Prior to becoming Electroglas's Chief Executive Officer Mr. Wozniak was a director of Electroglas.

(3) Represents a total of 100,000 shares granted to Mr. Wozniak pursuant to a Restricted Stock Bonus Agreement. Value is based on the price of Electroglas's Common Stock at December 31, 1996 ($16.125). The shares vest in total on April 19, 2001, provided, however that the vesting shall be accelerated such that all shares vest if the closing price of Electroglas's Common Stock is greater or equal to the following closing price targets:
     $57.00 on April 19, 1998, $42.75 on April 19, 1999 or $28.50 on April 19,
     2000. Should Mr. Wozniak terminate his employment with Electroglas prior to vesting of the shares, the shares shall be reconveyed to Electroglas in total (See "Certain Transactions").

(4) This amount represents two stock option grants, each in the amount of 250,000 shares, one of which was canceled pursuant to a repricing of Electroglas's stock options on July 1, 1996, to $14.25 per shares. See "Option Grants in Last Fiscal Year" below.

(5) Represents $3,250 paid to Mr. Wozniak as contributions by Electroglas under its 401(k) plan and $1,500 paid to Mr. Wozniak from January 1996 to April 1996 for services rendered as a director of Electroglas.

(6) Mr. Bonke's compensation for the period January 1994 to April 1996 was for services rendered as Chairman and Chief Executive Officer of Electroglas. From April 1996 to December 1996, Mr. Bonke's compensation was for services rendered as Chairman.

(7) Includes options to purchase 133,334 shares of Electroglas's Common Stock that were canceled on July 1, 1996 and repriced to $14.25 per share. See "Option Grants in Last Fiscal Year" below.

(8) Represents amounts paid to Mr. Bonke as contributions by Electroglas under its 401(k) plan.

(9) All such options were canceled on July 1, 1996 and repriced to $14.25 per share. See "Option Grants in Last Fiscal Year" below.

(10) Includes options to purchase 61,668 shares of Electroglas's common stock that were canceled on July 1, 1996 and repriced to $14.25 per share. See "Option Grants in Last Fiscal Year" below.

(11) Represents amounts paid to Mr. Stegall as contributions by Electroglas under its 401(k) plan.

(12) All such options were canceled on July 1, 1996 and repriced to $14.25 per share. See "Option Grants in Last Fiscal Year" below.


                        OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides certain information with respect to the grant of stock options under Electroglas's 1993 Long-Term Stock Incentive Plan (the "Plan") to each of the Named Executive Officers during the fiscal year ended December 31, 1996.

                                        INDIVIDUAL GRANTS
                          NUMBER OF       % OF TOTAL                                  POTENTIAL REALIZABLE VALUE AT
                         SECURITIES         OPTIONS     EXERCISE                    ASSUMED ANNUAL RATE OF STOCK PRICE
                         UNDERLYING       GRANTED TO    PRICE PER                      APPRECIATION FOR OPTION TERM
                           OPTIONS       EMPLOYEES IN     SHARE      EXPIRATION   -------------------------------------
        NAME             GRANTED(#)     FISCAL YEAR(1)  ($/SH)(2)      DATE(3)       0%($)        5%($)       10%($)
-------------------   ----------------  --------------  ----------  ------------  ----------  ------------ ------------
Curtis S. Wozniak.        250,000 (4)        16.1%        $18.00     04/19/06      $ 62,500    $2,931,832   $7,333,950
                          250,000 (5)        16.1          14.25     04/19/06       140,750     2,411,128    5,861,415
Neil R. Bonke.....         30,000 (6)         1.9          20.25     05/20/99        11,250       108,685      215,841
                           33,334 (7)         2.2          14.25     07/26/04        18,767       256,965      590,377
                          100,000 (8)         6.5          14.25     05/16/05        56,300       858,896    2,026,124
Armand J. Stegall.         30,000 (9)         1.9          14.25     07/01/06        16,890       296,364      725,133
                           11,668 (10)        0.8          14.25     07/26/04         6,569        89,946      206,651
                           50,000 (11)        3.2          14.25     05/16/05        28,150       429,448    1,013,062

----------

(1) Based on a total of 1,548,110 new options granted to employees of Electroglas in 1996, including the Named Executive Officers, which total includes options for 932,370 shares were repriced. Excluding such repriced options, options for a total of 615,740 shares were granted during 1996. The percent of total options granted to employees in the fiscal year based on 615,740 non-repriced options granted and excluding all repriced options is as follows: Mr. Wozniak -- 40.6% for the 250,000 non-repriced options; Mr. Bonke -- 4.9% for the 30,000 non-repriced options; and Mr. Stegall -- 4.9% for the 30,000 non-repriced options.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on the date the options were granted.

(3) The options granted have a term of ten years subject to earlier termination upon the occurrence of certain events related to termination of employment.

(4) Such option was canceled and repriced on July 1, 1996 to $14.25 per share. See "Ten-Year Option/SAR Repricings" below.

(5) Options for of 1/16 of the total shares vest on January 19, 1997, and the options for the remaining shares vest quarterly through January 19, 2001.

(6) Options vest annually over three years, with options for 1/3 of the shares vesting on each anniversary date of the grant.

(7) Represents options granted on July 1, 1996 in connection with the cancellation of an equal number of existing outstanding options with an exercise price in excess of $14.25 per share. See "Ten-Year Option/SAR Repricings" below. Option vests quarterly beginning July 26, 1995 through July 26, 1997.

(8) Represents options granted on July 1, 1996 in connection with the cancellation of an equal number of existing outstanding options with an exercise price in excess of $14.25 per share. See "Ten-Year Option/SAR Repricings" below. Options for 1/3 of the total options granted vest on May 16, 1997, and options for the remaining shares vest quarterly through May 16, 1999.

(9)   Options vest quarterly over four years through July 1, 2000.

(10) Represents options granted on July 1, 1996 in connection with the cancellation of an equal number of existing outstanding options with an exercise price in excess of $14.25 per share. See "Ten-Year Option/SAR Repricings" below. Option vests quarterly beginning July 26, 1995 through July 26, 1998.

(11) Represents options granted on July 1, 1996 in connection with the cancellation of an equal number of existing outstanding options with an exercise price in excess of $14.25 per share. See "Ten-Year Option/SAR Repricings" below. Options for 1/3 of the total options granted vest on May 16, 1997, and options for the remaining shares vest quarterly through May 16, 1999.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

    The following table discloses for the Named Executive Officers information regarding options to purchase Electroglas Common Stock exercised during 1996 and options to purchase Electroglas Common Stock held at the end of 1996.

                                                                       NUMBER OF
                                                                      SECURITIES             VALUE OF
                                                                      UNDERLYING            UNEXERCISED
                                                                      UNEXERCISED          IN-THE-MONEY
                                                                      OPTIONS AT            OPTIONS AT
                                                                   DEC. 31, 1996(#)     DEC. 31, 1996($)(1)
                                                                   ----------------     -------------------
                           SHARES ACQUIRED                           EXERCISABLE/          EXERCISABLE/
        NAME               ON EXERCISE(#)     VALUE REALIZED($)      UNEXERCISABLE         UNEXERCISABLE
-------------------       -----------------   -----------------   -------------------   ----------------
Curtis S. Wozniak.....          ---                 ---             10,000/250,000                0/$467,500
Neil R. Bonke.........          ---                 ---            184,167/132,501         1,284,901/210,939
Armand J. Stegall.....        13,750              $109,147           13,242/87,426            81,079/163,924

----------

(1) Value is based on the stock price of Electroglas Common Stock at December 31, 1996 ($16.125), minus the exercise price.

                        TEN-YEAR OPTION/SAR REPRICINGS(1)

    The following table discloses for any Named Executive Officers during the last four completed fiscal years information regarding all repricings of options.


                                  LENGTH OF
                                   NUMBER OF         MARKET                                     ORIGINAL
                                  SECURITIES        PRICE OF         EXERCISE                 OPTION TERM
                                  UNDERLYING        STOCK AT         PRICE AT                 REMAINING AT
                                 OPTIONS/SARS       TIME OF          TIME OF         NEW         DATE OF
                       DATE OF    REPRICED OR     REPRICING OR     REPRICING OR    EXERCISE    REPRICING OR
        NAME          REPRICING   AMENDED (#)    AMENDMENT ($)    AMENDMENT ($)   PRICE ($)     AMENDMENT
-------------------   ---------   -----------    -------------    -------------   ---------     ---------
 Curtis S. Wozniak.   07/01/96      250,000         $14.25           $18.000        $ 14.25  9 years 292 days
 Neil R. Bonke.....   07/01/96       33,334          14.25            17.125          14.25  8 years 25 days
                      07/01/96      100,000          14.25            25.000          14.25  8 years 319 days
 Armand J. Stegall.   07/01/96       11,668          14.25            17.125          14.25  8 years 25 days
                      07/01/96       50,000          14.25            25.000          14.25  8 years 319 days
 William Cornwell(2)  07/01/96       33,334          14.25            17.125          14.25  8 years 25 days
                      07/01/96       80,000          14.25            25.000          14.25  8 years 319 days

(1)   Electroglas became a reporting company pursuant to section 13(a) or section 15(d) of the Securities and Exchange Act of 1934 on July 1, 1993, therefore this table represents only repricings of options during the last four fiscal years by Electroglas.

(2) Mr. Cornwell served as President and Chief Operating Officer of Electroglas from April 1993 to April 1996. Mr. Cornwell is currently employed by Electroglas in a non-executive officer capacity.

EMPLOYMENT AGREEMENTS

    On July 23, 1996, Electroglas entered into an Employment and Consulting Agreement with Mr. Bonke. Mr. Bonke desired to reduce his time commitment to Electroglas and Electroglas desired to retain his services. Pursuant to the Employment and Consulting Agreement, Mr. Bonke will continue to serve as an advisor to the Chief Executive Officer of Electroglas but shall not be required to devote his full time to the affairs of Electroglas. Through December 1996, Mr. Bonke's salary continued at the annual rate of $278,000. From January 1, 1997 through June 30, 1997, Mr. Bonke's salary shall be at the monthly rate of $25,000. Mr. Bonke's salary will terminate after June 30, 1997, unless he remains as Chairman of the Board and/or enters into a definitive consulting agreement with Electroglas, in such instances Electroglas and Mr. Bonke will agree to appropriate compensation. Pursuant to the Employment and Consulting Agreement, Mr. Bonke shall continue to receive all benefits received by him at the time of the Employment and Consulting Agreement, or made available to executive officers on or after the date thereof, until December 31, 1997. Mr. Bonke will not be eligible to receive an incentive bonus for 1996 or thereafter under the terms of the Employment and Consulting Agreement. Mr. Bonke will continue to serve as Chairman of the Board of Electroglas, with the consent of the Board. Mr. Bonke may resign as Chairman at any time. Pursuant to the Employment and Consulting Agreement, Mr. Bonke will retire from Electroglas on January 1, 1998, which date shall be his retirement date for purposes of all stock option agreements and other arrangements between Electroglas and him. Mr. Bonke shall be entitled to receive any applicable company executive officer retirement benefits

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


    Notwithstanding anything to the contrary set forth in any of Electroglas's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement/Prospectus, in whole or in part, the following report and the Performance Graph which follows shall not be deemed to be incorporated by reference into any such filings.

    Compensation Policy. Electroglas's compensation policy as established by the Compensation Committee is that executive officers' total annual cash compensation should vary with the performance of Electroglas and that long-term incentives awarded to such officers should be aligned with the interest of Electroglas's stockholders. Electroglas's executive compensation program is designed to attract and retain executive officers who will contribute to Electroglas's long-term success, to reward executive officers who contribute to Electroglas's financial performance and to link executive officer compensation and stockholder interests through Electroglas's 1993 Long-Term Stock Incentive Plan (the "Plan").

    Compensation of Electroglas's executive officers consists of three principal components: salary, bonus and long-term incentive compensation. In setting compensation for all three components, the Compensation Committee consults surveys that track the executive compensation of other leading companies in the semiconductor and semiconductor equipment industries, many of which are included in the Hambrecht & Quist Semiconductor Sector Index used in the Stock Performance Graph.

    Salary. Base salaries are reviewed annually and set by the Compensation Committee. Salaries are set to be competitive within the semiconductor industry.

    Bonus. The Compensation Committee met in March 1997 to evaluate the performance and set bonuses payable to its executive officers for the 1996 fiscal year. The performance factors utilized by the Compensation Committee to determine whether bonuses should be awarded to Electroglas's executive officers for fiscal 1996 included the following: reduced sales of Electroglas's products during the latter part fiscal 1996; the officer's overall individual performance in his position and relative contribution to Electroglas performance during the year; and the Board's desire to retain the executive officer in the face of considerable competition for executive talent within the industry. The Compensation Committee in the future may modify the foregoing criteria or select other performance factors with respect to executive officer bonuses for a given fiscal year.

    For the 1996 fiscal year, the minimum level of bonus compensation of Electroglas's Chief Executive officer was set forth in Mr. Wozniak's initial employment agreement.

    Long-Term Incentive Awards. The Compensation Committee periodically considers whether to grant awards under the Plan to specific officers based on factors including: the executive officer's position in Electroglas; his or her performance and responsibilities; the extent to which he or she already holds an equity stake in Electroglas; equity participation levels of comparable executives and key employees at other similar companies; and the officer's individual contribution to Electroglas's financial performance. The Plan does not provide any formula for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the past as well as the future anticipated performance and responsibilities of the officer in question.

    Compensation Policy Regarding Deductibility. Electroglas is required to disclose its policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code which provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation is limited to no more than $1 million per year. It is not expected that the compensation to be paid to Electroglas's executive officers for fiscal 1997 will exceed the $1 million limit per officer. Electroglas's 1993 Long-Term Stock Incentive Plan is structured so that any compensation deemed paid to an executive officer when he exercises an outstanding option under the Plan, with an exercise price equal to the fair market value of the option shares on the grant date, will qualify as performance-based compensation which will not be subject to the $1 million limitation.

    In summary, it is the opinion of the Compensation Committee that the adopted executive compensation policies and plans provide the necessary total remuneration package to align properly Electroglas's performance and the interests of Electroglas's stockholders with competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

STOCK PERFORMANCE GRAPH

    The following graph compares the percentage change in the cumulative total stockholder return on Electroglas's Common Stock from the date of Electroglas's initial public offering (June 24, 1993) through the end of Electroglas's last fiscal year (December 31, 1996), with the percentage change in the cumulative total return for The Nasdaq Stock Market (U.S. Companies) and the Hambrecht & Quist Semiconductor Sector Index. The comparison assumes an investment of $100 on June 24, 1993 in Electroglas's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends. The stock price performance shown on the graph below is not necessarily indicative of future price performance.


[LINE GRAPH APPEARS HERE]

                6/24/93    6/93    9/93    12/93    3/94    6/94    9/94    12/94
               ---------------------------------------------------------------------
Electroglas,      $100     $100    $163    $156     $177    $215    $311    $209
Inc.

Nasdaq Stock
Market -- U.S.    $100     $102    $111    $113     $108    $103    $112    $110

H&Q
Semi-conductor    $100     $100    $126    $112     $127    $119    $130    $137
Sector

                   3/95    6/95    9/95    12/95    3/96    6/96    9/96   12/96
               ------------------------------------------------------------------
Electroglas,     $273    $358    $426    $306     $192    $178    $172    $202
Inc.

Nasdaq Stock
Market -- U.S.   $120    $138    $154    $156     $164    $177    $183    $192

H&Q
Semi-conductor   $166    $232    $263    $191     $180    $73     $196    $247
Sector

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On June 9, 1995, Messrs. Bonke and Stegall, and on April 4, 1996, Mr. Wozniak, each executive officers of Electroglas (the "Executive Officers"), entered into agreements with Electroglas which provide for severance benefits and acceleration of option vesting in the event of a change of control of Electroglas. Pursuant to the terms of agreements, if the Executive Officer's employment is terminated under certain circumstances during the one-year period following a change in control of Electroglas, Electroglas will (i) continue payment of the Executive Officer's base salary then in effect for one year, (ii) pay the Executive Officer a bonus based on a calculation tied to a prior year's bonus, (iii) provide for continuation of medical and dental benefits for one year, (iv) pay the Executive Officer's life insurance premiums and car allowance for one year, (v) pay accrued but unused vacation as of the date of termination,
(vi) accelerate vesting of stock options and restricted shares; provided that, at least one year has elapsed between the date of the agreement and the date of termination of employment and (vii) extend the expiration date of the Executive Officer's vested stock options on the date of termination to six months after the date of termination.

    During 1996, each of Mssrs. Bonke, Wozniak and Stegall were granted non-qualified stock options under Electroglas's 1993 Long-Term Incentive Plan in the amount of 30,000 option shares, 250,000 option shares and 30,000 option shares respectively, at an exercise price of $14.25 per share.

    On April 1, 1996, Electroglas entered into a Severance Agreement and Release of all Claims (the "Severance Agreement") with Mr. William J. Cornwell. Pursuant to the terms of the Severance Agreement Mr. Cornwell resigned as Electroglas's President and Chief Operating Officer effective April 1, 1996 and accepted a special assignment as Special Assistant to the Chief Executive Officer until March 31, 1997, at which time Mr. Cornwell will retire from Electroglas. During the term of the Severance Agreement Mr. Cornwell's rate and terms of compensation, including stock options and all benefits, remain in effect as of April 1, 1996. In addition, Mr. Cornwell will receive a 1996 performance bonus payable on March 1, 1997. Effective April 1, 1997, and continuing thereafter until Mr. Cornwell reaches age 65, Electroglas will offer Mr. Cornwell and his spouse, at his own expense, the same medical and dental benefits offered Electroglas's employees. The indemnification provided under the Indemnification Agreement entered into by Mr. Cornwell on August 10, 1993 will continue for any action taken or not taken by Mr. Cornwell while serving in an indemnified capacity pertaining to an Indemnifiable Event (as defined in the Indemnification Agreement) even though he may have ceased to serve in such capacity at the time any proceeding. Effective April 1, 1996, Mr. Cornwell was no longer covered by the terms and conditions of the Change of Control Agreement between Electroglas and Mr. Cornwell dated June 9, 1995.

    On July 1, 1996, Electroglas entered into a Restricted Stock Bonus Agreement pursuant to which Electroglas issued to Mr. Wozniak 100,000 shares of Common Stock of Electroglas (the "Restricted Stock"). The fair market value of Electroglas's stock on that date was $14.25. The Restricted Stock cannot be sold, transferred by gift, pledged hypothecated or otherwise transferred or disposed of by Mr. Wozniak prior to being vested on April 19, 2001; provided, however, that the vesting for all Restricted Stock shall be accelerated if the closing stock price of Electroglas's Common Stock is greater or equal to the following closing price targets: (i) $57.00 on April 19, 1998; (ii) $42.75 on April 19, 1999 or (iii) $28.50 on April 19, 2000. Should Mr. Wozniak, prior to the vesting of all Restricted Stock, terminate his employment with Electroglas for any reason, with or without cause as defined in the Restricted Stock Bonus Agreement, other than death, total and permanent disability or retirement at normal retirement age at a time when he holds any Restricted Stock, such Restricted Stock shall be deemed reconveyed to Electroglas without payment of any consideration by Electroglas. If Electroglas terminates Mr. Wonziak's employment other than for Cause or if Mr. Wozniak terminates his employment for Good Reason (both as defined in the Electroglas Change of Control Agreement entered into between Mr. Wozniak and Electroglas -- see above description), and the shares of Restricted Stock subject to the Restricted Stock Bonus Agreement are unvested, the anniversary dates for vesting and acceleration shall in each case be one year earlier.

              SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                              MANAGEMENT OF KNIGHTS



     The following table sets forth information as of April 11, 1997 (the "Record Date") as to the number of shares of Knights Common Stock beneficially owned by (i) each person who is known by Knights to own beneficially more than five percent of Knights Common Stock (ii) each of Knights's officers and directors and (iii) all directors and executive officers of Knights as a group.



                                                                                SHARES BENEFICIALLY
                                                                                      OWNED(1)
                              PERCENT OF                                  ------------------------------
                           BENEFICIAL OWNER                                   NUMBER          TOTAL(2)
------------------------------------------------------------------------  ------------      ------------
Glenwood Ventures II(3) ..............................................      3,630,862             37.7
   3000 Sand Hill Road
   Building 4, Suite 320
   Menlo Park, California  94025
Thomas A. Sherby(4) ..................................................      1,744,320             17.6
   155 North Wolfe Road
   Sunnyvale, California  94086
Shao-Hung Gerald Liu(5) ..............................................      1,130,600             11.7
   155 North Wolfe Road
   Sunnyvale, California  94086
Kuang-Hua Ken Huang(6) ...............................................        616,960              6.3
   155 North Wolfe Road
   Sunnyvale, California  84086
Robert Anderson(7)....................................................        312,000              3.2
Dag Tellefsen(8)......................................................      3,652,862             37.8
James Poitras(9)......................................................         20,000              *
Mary P. Korn(10)......................................................        431,500              4.4
Ankush Oberai(11).....................................................        375,320              3.9
Jessee Ring...........................................................              0              *
All directors and officers as a group(12).............................      8,273,562             80.0


-------------------------

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage of the person holding such option but are not outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws were applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


(2) Percentage beneficially owned is based on 9,642,289 shares of Common Stock outstanding at the Record Date, including the conversion of the outstanding shares of Series C Preferred Stock into Common Stock on a 1:1 basis.


(3) Dag Tellefsen, a director of Knights, is President of Glenwood II Management, Inc., the general partner of Glenwood Ventures II.

(4) Includes 265,720 shares represented by stock options exercisable within 60 days of the Record Date.

(5) Includes 22,000 shares represented by stock options exercisable within 60 days of the Record Date and 66,664 shares held by Mr. Liu's children as to which Mr. Liu disclaims beneficial ownership.

(6) Includes 226,760 shares represented by stock options exercisable within 60 days of the Record Date and 72,000 shares held by Mr. Huang as custodian for his minor children.

(7) Includes 22,000 shares represented by stock options exercisable within 60 days of the Record Date.

(8) Includes 3,630,862 shares held by Glenwood Ventures II and 22,000 shares represented by stock options exercisable within 60 days of the Record Date.

(9) Constitutes shares represented by stock options exercisable within 60 days of the Record Date.

(10) Includes 90,300 shares represented by stock options exercisable within 60 days of the Record Date.

(11) Includes 44,120 shares represented by stock options exercisable within 60 days of the Record Date.

(12) Includes 712,900 shares represented by stock options exercisable within 60 days of the Record Date.

                               BUSINESS OF KNIGHTS

GENERAL

     Knights develops, markets, and supports software solutions for semiconductor manufacturing. Knights's software tools access and extract inspection and measurement results for powerful, fast and robust yield enhancement analysis in the wafer fab. Since its founding in 1987, Knights has established its reputation as the leading software supplier of failure analysis and yield enhancement tools to the semiconductor industry. Knights's principal products are YieldManager(R) and Merlin's Framework(TM). YieldManager, introduced in 1994, is an integrated enterprise, client-server yield enhancement system for sub-micron semiconductor fabrication facilities ("fabs"). YieldManager takes the output from testers, process and inspection equipment used at various points in the semiconductor fabrication process, correlates it and manages it in a manner that enables the operator of the fab to maximize its manufacturing yield. YieldManager provides an encompassing and integrated approach to yield management and automates processes previously managed separately and often manually. Merlin's Framework is Knights's principal CAD navigation product which connects the CAD semiconductor design to the physical attributes of the semiconductor itself. Merlin's Framework has been widely accepted in the semiconductor industry for failure analysis and process diagnostics and is the leading CAD navigation product. Knights sells its software products directly to semiconductor manufacturers in the U.S. and through OEMs, distributors and other sales representatives worldwide.

INDUSTRY BACKGROUND

     Until relatively recently, yield enhancement for a fab was mostly a matter of trying to "inspect in" quality and reliability by installing multi-million dollar wafer inspection machines and manually classifying the defects these machines found. Engineers had to sort through huge volumes of inspection and test data, guess at which defects might be causing yield problems, and then send problem wafers to failure analysis labs for evaluation.

     As a result of the advent of deep submicron technology (less than 0.5(mu)m minimum feature size), these wafer inspection machines became faster and the sizes of identifiable defects became smaller, geometrically increasing the data output of inspection and test machines. Yield enhancement engineers were overwhelmed with the additional data, but actually had little real information about yield loss available to them. A semiconductor fabrication facility processing 6,000 wafer starts per week can generate as much as 1.5 gigabytes of inspection and test data each week. The volume of the data presented a difficult management problem. Much of the collected data had to be discarded or ignored because of time and staff availability constraints.

     The brute force solution to the problem of how to process the dramatically increasing volume of test data is no longer practical. Fab personnel are under intensifying pressure to increase yield quickly, as yield is one of the most important components of fab profitability. A modern sub-micron fab represents an investment of over $1 billion and even small changes in overall yield can dramatically affect a fab's profitability. Moreover, the cost of inspection and test hardware has dramatically increased. One industry observer has estimated that the cost of inspection and measurement equipment has risen at a rate of over twenty times as fast compared to the increase in cost for all fab equipment.

     The data processing bottleneck in fab test and inspection is further complicated by the fact that most fabs use a mix of inspection and test equipment from a variety of different suppliers. Although some vendors have offered limited software solutions for the management of data produced by their test equipment, they are largely hardware specific. No vendor supplied an integrated equipment-independent solution that accommodates the range of test and inspection equipment used in the modern fab.

     Knights created YieldManager to address the problem of data accumulation and analysis in a fab's test and inspection functions. YieldManager provides a comprehensive open software environment for yield enhancement with interfaces to a wide variety of hardware suppliers. Since Knights is not competing with vendors of inspection and test hardware, it can provide multi-instrument horizontal integration across design, process, and test disciplines.

YieldManager enables a fab operator to build its own custom yield management system with best of breed hardware.

PRODUCTS

     Knights Technology is the only company focused on software that deals with all three cardinal elements of fab yield: design, process, and test. Merlin's Framework CAD navigation software and its related MegaLab(R)/MegaLink(TM) networking software address design and process problems and are used by design, procesS diagnostic, and failure analysis engineers. The YieldManager Defect yield enhancement system and its related products are used by process and yield analysis engineers for yield management and rapid yield learning. All of Knights's software products are designed around industry standard open software standards.

     CAD NAVIGATION PRODUCTS

     Knights CAD Navigation software products enable a design engineer to use the CAD design database to navigate a wide variety of analysis and test equipment to features of interest on a device for physical measurement of these features. Knights's principal CAD Navigation product, Merlin's Framework, can import CAD design data in a variety of formats, such as Cadence, Avant!, Mentor Graphics, Lucent Technologies, Silicon Valley Research and several user-proprietary formats. It can then be used by a test engineer to trace the design to the physical measurements from a variety of testing tools, such as in-line inspection devices, scanning electron microscopes, optical microscope review stations and analytical probe stations.

     Merlin's Framework is based upon industry standard open hardware and software standards. License fees for Merlin's Framework can vary widely based upon the intended usage of the customer, but a typical license fee is approximately $80,000.

     YIELDMANAGER

     YieldManager collects, processes and displays data accumulated from inspection and test equipment during the semiconductor fabrication process. YieldManager takes the raw data from the inspection and test equipment and processes them through a variety of routines including the following:

     Partitioning. The data is partitioned to show which defects were added to the wafer after each inspection. YieldManager can then generate step contribution charts that illustrate both the relative and the total number of defects found at each successive test or inspection point.

     Cluster Analysis. This data analysis divides the data between random and non-random, i.e. clustered, defects. Clustered defects only tend to affect a small number of die on a wafer whereas random defects can have a much greater effect on die loss and overall wafer yield. The proper characterization of the defects observed makes it easier to track the sources of the defect.

     Repeater Defect Detection. Repeating defects can often be caused by defects in the lithography process and can cause heavy yield losses. To isolate such defects, YieldManager automatically compares the relative location of each defect within its die against the location of every other defect within its die.

     Sample Selection. Many "defects" found by inspection devices are actually normal slight variations in pattern edges or grain structure. YieldManager sorts through the data to identify and cull out the false defects.

     SPC System Links. The results of the processed data are then transmitted to YieldManager's standard process control or other existing software which charts it over time against pre-designated tolerances. It will automatically notify fab personnel if the actual results exceed the pre-set tolerances.

     YieldManager incorporates a large number of visual tools and graphical and statistical tools to allow the yield engineer to plot and visualize the data in a variety of ways to assist in isolating and correcting yield problems. The images created by the inspection and test tools themselves are also included in the defect database and can be reviewed at any time. The physical defect data can also be correlated to electrical test results of the die. YieldManager is configurable in that its elements can be configured by the user who can also set testing parameters and specify regular report generation.

     YieldManager also runs on industry standard engineering workstations and incorporates open software standards such as EtherNet/TCP/IP networking protocols, MS Windows NT, SQL and Oracle 7.X database.

     The sales price for YieldManager varies according to each installation, but a single installation end-user list price is approximately $500,000.

MARKETING, SALES AND SUPPORT

     Knights markets YieldManager and its related yield management products through its direct sales force in the United States and through independent sales agents and distributors in Asia and Europe. A defect management subset of YieldManager is also marketed on an OEM basis by an established supplier of wafer inspection equipment. Knights's CAD Navigation products are sold by its direct sales force, through the direct sales forces of over 20 OEMs of semiconductor inspection and analytical equipment, such as focused ion beam instruments, design verification testers, emission microscopes, scanning electron microscopes, and electron beam probers, and through independent sales agents and distributors in Asia and Europe. In many cases Knights's distributor for its YieldManager products in a particular country will be different from its representative for CAD Navigation products.

     Knights's YieldManager customers include Charter Semiconductor Manufacturing, Motorola, National Semiconductor, Philips, SEMATECH, SGS Thompson, Siemens and Taiwan Semiconductor Manufacturing Corporation. Knights CAD Navigation customers include Advanced Micro Devices, Analog Devices, Fujitsu, Harris Semiconductor, Hitachi, Hyundai, IBM, Intel, Macronix, Micron, Mitsubishi, Mosel, Motorola, National Semiconductor, OKI, Philips, Ross Technology, Samsung, Seiko, SGS Thomson, Texas Instruments, and Toshiba.

     After receipt of the Merlin's Framework software, Knights customers almost uniformly enter into Maintenance Agreements with Knights, as is customary in the software business. After expiration of the initial one-year warranty period, Knights's customers for its YieldManager products also almost uniformly enter into Maintenance Agreements with Knights. Under the terms of the Maintenance Agreements, Knights supplies the customer with enhancements and upgrades to the software as well as "bug fixes," and the customer agrees to pay Knights a maintenance fee generally fixed at between 12% and 15% of the original purchase price of the software.

     Knights believes that providing its customers with effective support in the use of its software products is essential to its continued success. Accordingly, Knights has established a sales and support facility in Austin, Texas. Knights, working together with one of its distributors, has established Knights Technology (Asia/Pacific) Pte. Ltd. in Singapore, a joint venture created to meet the support needs of its customers in the Asia/Pacific region.
Knights has also established an engineering and quality assurance facility in Mumbai, India.

RESEARCH & DEVELOPMENT

     Knights undertakes substantial ongoing research and developments activities. Knights research and development expenditures totaled $1,992,000, $1,187,000 and $750,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The expenditures in 1996 and 1995 were primarily attributable to the development of, and functional enhancement to, Knights's YieldManager product.

     Knights's current research and development efforts are directed toward developing functional enhancements and extensions to its Merlin's Framework and YieldManager products. These enhancements include extensions to the product to make it compatible with a greater range of test and inspection devices, more flexible user interfaces and to enhance its data management and analysis capabilities. In particular, Knights is continually enhancing the product's ability to recognize and classify defects so as to isolate and therefore contain and manage defects.

     In addition to its ongoing product development and enhancement activities, Knights is continually engaged in a program to maintain the competitiveness of its existing products. These efforts include extending Knights's products to be compatible with new test and inspection devices as well as to incorporate enhanced features of existing equipment. Moreover, the hardware and software technologies around which Knights's products are built are constantly changing. Knights incorporates into its products advanced computer and software capabilities as they become available.


COMPETITION

     Competition in the semiconductor manufacturing test and inspection industry is intense. Knights's principal competitors are established suppliers of test and inspection equipment such as KLA Instruments and Inspex. Many of the established suppliers of inspection and test equipment also provide software products which are designed to augment the performance of their equipment. These companies have substantially greater technical, financial and sales resources than Knights. In addition, since these companies provide equipment that is necessary to establish and operate a competitive semiconductor fab, they exert significant influence on Knights's customers. Knights also competes with the product offerings and the announced product offerings of newly established companies. Several companies have been established to provide software solutions for semiconductor manufacturing which could compete with those offered by Knights.

     Knights believes that it holds a competitive advantage to its competitors in that it is an independent supplier whose products are compatible with the products of all the principal suppliers of semiconductor test and inspection equipment. The software product offerings from the equipment suppliers themselves may be generally specific to the equipment offered by that supplier and, if so, are not easily integrated with other equipment used in a semiconductor fab. Knights believes that its principle competitive disadvantages are its limited financial resources and the lack of established support resources.

PATENTS, TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

     Knights has been granted several patents and has applied for additional patent protections for the technology incorporated in its products. Knights believes, however, that its ultimate success will be dependent upon the functionality offered its customers by its software products and the ability of that functionality to enable its customers to address their yield problems.

     Knights maintains unregistered copyrights in its software and also maintains the source code for its products as trade secrets. Knights typically licenses the object code version of its software to its customers only.

EMPLOYEES

     At March 12, 1997, Knights employed 44 people including 27 in engineering, 7 in sales and sales support and 10 in finance and administration. None of Knights employees is represented by a labor union. Knights believes that its relations with its employees are good.

PROPERTIES

     Knights headquarters is located in a leased 21,410 square foot building in Sunnyvale, California. Knights has a sales and customer support facility in a leased 4,132 square foot facility in Austin, Texas and also leases office space in Mumbai, India where it maintains an engineering and quality assurance operation.

  SELECTED HISTORICAL FINANCIAL DATA AND COMPARATIVE PER SHARE DATA OF KNIGHTS

The following summary historical financial data of Knights has been derived from its historical financial statements and should be read in conjunction with such financial statements and the notes thereto.

                       SELECTED HISTORICAL FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

HISTORICAL STATEMENT OF OPERATIONS DATA

Years Ended December 31,                                              1996             1995              1994
                                                                ----------------- ---------------- -----------------
Product revenues                                                $      4,807      $      4,720     $      3,506
Maintenance and other revenues                                         1,331               433              516
                                                                ----------------- ---------------- -----------------
                                                Total revenues         6,138             5,153            4,022
Cost of product revenues                                                 399               390              628
Cost of maintenance and other revenues                                   387               155               92
                                                                ----------------- ---------------- -----------------
                                                  Gross margin         5,352             4,608            3,302
Research and development                                               1,992             1,187              750
Marketing and sales                                                    2,418             1,523              968
General and administrative                                             1,665             1,259              925
                                                                ----------------- ---------------- -----------------
                                      Total Operating Expenses         6,076             3,970            2,643

                                       Operating income (loss)          (724)              638              659
Other income                                                              58                81               42
                                                                ----------------- ---------------- -----------------
   Income (loss) before income tax expense (benefit)                    (666)              719              700
Income tax expense (benefit)                                            (260)              250              243
                                                                ----------------- ---------------- -----------------
                                             Net income (loss)          (406)              470              457
Net income (loss) per share                                           $(0.08)            $0.05            $0.05
                                                                ================= ================ =================
Shares used in computing net income (loss) per share                   4,966            10,100           10,045
                                                                ================= ================ =================

HISTORICAL BALANCE SHEET DATA
Working capital                                                 $      1,181      $      2,380     $      2,078
Total assets                                                           4,177             4,734            3,370
Short-term borrowings                                                    313                 0                0
Accumulated deficit                                                   (1,884)           (1,478)          (1,947)
Total shareholders' equity                                             2,554             2,814            2,337

                KNIGHTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     The statements contained herein that are not purely historical are forward-looking statements, including statements regarding Knights's expectations, hopes or intentions regarding the future. Forward-looking statements include, but are not limited to, statements about gross profits, current levels of taxable income, liquidity, anticipated cash needs and availability. All forward-looking statements included herein are made as of the date hereof, based on information available to Knights as of the date hereof, and Knights assumes no obligation to update any forward-looking statement. It is important to note that Knights actual results could differ materially from those in the forward-looking statements.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     The following tables sets forth for the periods indicated certain financial data in dollar amounts and as a percentage of revenues.

                                                            YEAR ENDED DECEMBER 31,
                                                                 (IN THOUSANDS)
                                                -------------------------------------------------
                                                  1996               1995                1994
                                                ---------         ----------           ----------
Product Revenues                                $   4,807         $    4,720           $    3,506
Maintenance and other Revenues                      1,331                433                  516

Cost of Product Revenues                              399                390                  628
Cost of Maintenance and Other Revenues                387                155                   92

Gross Margin                                        5,352              4,608                3,302

Research and Development                            1,992              1,187                  750

Marketing and Sales                                 2,418              1,523                  968

General and Administrative                          1,665              1,259                  925

Operating income (loss)                              (724)               638                  659

Other income                                           58                 81                   42

Net income (loss)                                    (406)               470                  457

                           As a Percentage of Revenues

                                              1996       1995        1994
Product Revenues                               78.3%     91.6%       87.2%
Maintenance and other Revenues                 21.7%      8.4%       12.8%

Cost of Product Revenues                        6.5%      7.6%       15.6%
Cost of Maintenance and Other Revenues          6.3%      3.0%        2.3%

Gross Margin                                   87.2%     89.4%       82.1%

Research and Development                       32.5%     23.0%       18.6%

Marketing and Sales                            39.4%     29.6%       24.1%

General and Administrative                     27.1%     24.4%       23.0%

Operating income (loss)                       -11.8%     12.4%       16.4%

Other income                                    0.9%      1.6%        1.0%

Net income (loss)                              -6.6%      9.1%       11.4%

     Revenue. Revenue consists primarily of fees for licenses of Knights software products, maintenance and customer support.

     Knights's primary products are Merlin's Framework and YieldManager. Product revenue comprised of the Merlin's Framework product (48.6%, 56.4% and 78.6% for 1996, 1995 and 1994, respectively as a percent of total revenues), and the YieldManager product (29.7%, 35.2% and 8.6% for 1996, 1995 and 1994, respectively as a percent of total revenues). The YieldManager product was introduced during 1994.

     Maintenance and other revenue was $1,331,000, $433,000 and $516,000 for 1996, 1995 and 1994 respectively or as a percentage of total revenue, 21.7%, 8.4% and 12.8% for 1996, 1995 and 1994, respectively. The increase during 1996 is due primarily to the establishment of the Yield Management Team program. The Yield Management Team is a collaborative effort of software and equipment semiconductor supplier companies to provide a total yield management solution. The increase is also a result of the recognition in 1996 of YieldManager sales deferred in 1995 and the first part of 1996.

     Cost of Product Revenues. Costs of product revenue consist primarily of expenses associated with software licenses of embedded software, product documentation, hardware bundled with products and software production costs. Costs of product revenues were $399,000, $390,000 and $628,000 for 1996, 1995 and 1994, respectively. The change in cost of product revenues was primarily due to the termination of a software license agreement that was resold in Knights's products.

     Cost of Maintenance and Other Revenues. Costs of maintenance and other revenue consist of maintenance and customer support, and direct costs with providing other services. Maintenance includes activities undertaken after the product is available for general release to customers to correct errors and make routine changes and additions. Customer support includes any installation assistance, training classes, telephone question and answer services, on-site visits and software or data modifications. Costs of maintenance and other revenue were $387,000, $155,000 and $92,000 in 1996, 1995 and 1994 respectively.
The increase was primarily due to an increase in software support personnel and expenses necessary to support the company's growing base of installed software.

     Gross Margin. Gross margin was 87.2%, 89.4% and 82.1% in 1996, 1995 and 1994 respectively. The absolute decline in gross profit in 1996 as compared to 1995 was primarily attributable to a change in the product mix and cost of installation of software licenses for the YieldManager software. Knights believes its gross profit will continue to be affected by a number of factors, including the cost of installation of the YieldManager software, reliance on computer vendors for competitive pricing on computer hardware bundled with software sales and the uncertainty in pricing that will be realized in the long-term.


     Research and Development. Research and development expenses were $1,992,000, $1,187,000 and $750,000 in 1996, 1995 and 1994, respectively and as a percent of total revenues, 32.5%, 23.0%, 18.6%, for 1996, 1995 and 1994 respectively. Research and development expenses include all costs associated with the development of new products and significant enhancement of existing products. These consist primarily of salaries, expensed software development tools, computer equipment depreciation and other costs associated with Knights continuing efforts to develop new software products. For the past three years, Knights continued to increase the amount of resources associated with research and development necessary to take advantage of an emerging market.


     Marketing and Sales. Marketing and sales expenses were $2,418,000, $1,523,000 and $968,000 in 1996, 1995 and 1994, respectively and as a percent of total revenues, 39.4%, 29.6% and 24.1% for 1996, 1995 and 1994, respectively. These included sales representatives, product marketing engineers and field application engineers. Marketing and sales expense also includes costs of tradeshows and marketing collateral. During the past three years, Knights continued to increase its sales and marketing staff in order to provide customer support to an increased number of software installations. The increase in expenses for 1996 was due to an increase in salaries and commissions on a higher sales level.

     General and administrative. General and administrative expenses were $1,665,000, $1,259,000 and $925,000 in 1996, 1995 and 1994, respectively representing 27.1%, 24.4% and 23.0% for 1996, 1995 and 1994, respectively as a percent of total sales. The increase in general and administrative expenses over the past three years reflects increase in personnel and related costs necessary to support Knights growth.

     Other income. Other income was $58,000, $81,000 and $42,000 in 1996, 1995 and 1994 respectively. The decrease in other income from 1996 as compared to 1995 and 1994 was the result of lower interest income attributable to a decrease in cash balances, due to growth during the year, coupled with additional interest expense resulting from the borrowing activity under the bank credit line. The credit line balance was $313, 000 at the end of 1996. There was no activity under the credit line during 1995 or 1994.

     Income taxes. Due to the net loss in 1996, the company recorded a tax benefit of $260,000 which represents an effective rate of 39% compared to 35% in 1995 and 1994, respectively. The increase in the effective tax rate for 1996 is due to the impact of the research tax credit.

     Factors that May Affect Results and Financial Conditions. Knights future operating results may be affected by inherent uncertainties that exist in the worldwide semiconductor equipment industry. Such uncertainties include, but are not limited to, capital expenditures of semiconductors manufacturers, changes in demand for semiconductor products, competitive pricing pressures, product volume and mix, development of new products, enhancement of existing products, global economic conditions, availability of skilled employees, timing of orders received and introduction of competitor products having technological and/or pricing advantages.

LIQUIDITY AND CAPITAL RESOURCES

     Knights cash, cash equivalents and short-term investments were $724,000 at December 31, 1996, a decrease of $1,418,000 from December 31, 1995. Cash was used to purchase computer equipment, leasehold improvements and to pay increased operating expenses incurred by the company during 1996.

     Working capital items that significantly impacted cash balances were accounts receivable, other current assets and income taxes. Accounts receivable decreased $545,000, although sales volume increased, primarily due to an improvement in days sales outstanding in 1996 and favorable payment terms on the YieldManager software product that require a substantial portion of the purchase price to be paid prior to installation of the software at the customer site. The increase in other assets of $493,000 was due to a payment to acquire adjacent space at Knights Sunnyvale headquarters location and to acquire rights to software licenses that were prepaid during 1996. The decrease in income taxes payable was due to estimated tax payments in excess of actual tax liabilities as a result of lower than anticipated earnings during the year and an operating loss carryback, resulting in an income tax receivable of $567,000. Knights used $1,202,000 of cash for investing activities, including $709,000 for capital expenditures on computer software and computer equipment and on leasehold improvements to Knights facilities. Cash provided by financing activities was $415,000, including $313,000 advanced under the bank credit line, $26,000 from repayment of shareholders notes, and $77,000 from the exercise of common stock options.


     On March 13, 1997, Knights announced the signing of the Agreement, pursuant to which Knights will enter into the transactions described in this Proxy Statement/Prospectus.

                              STOCKHOLDER PROPOSALS

    To be considered for presentation to the annual meeting of Electroglas's stockholders to be held in 1998, a stockholder proposal must be received by Armand J. Stegall, Secretary, Electroglas, Inc., 2901 Coronado Drive, Santa Clara, California 95054, no later than December 12, 1997.

                                     EXPERTS

     The consolidated financial statements of Electroglas incorporated by reference in Electroglas, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The financial statements and financial statement schedule of Knights as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement of which this Prospectus/Proxy Statement is a part in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS


     The validity of the shares of Electroglas Common Stock offered hereby, will be passed upon for Electroglas by Morrison & Foerster LLP, Palo Alto, California. In addition, Morrison & Foerster LLP, San Francisco, California, will render the Closing Opinion, if delivered, to Electroglas. See "The Merger and Related Transactions -- Certain Federal Income Tax Consequences." John D. Arnold, Esquire, Woodside, California is acting as counsel for Knights with respect to the Merger and the transactions contemplated thereby.

                                    Index to

                            KNIGHTS TECHNOLOGY, INC.

                              Financial Statements


                                                                                                            Page
                                                                                                            ----
Report of Independent Certified Public Accountants ..........................................................F-2

Balance Sheets as of December 31, 1996 and 1995 .............................................................F-3

Statements of Operations for the years ended December 31, 1996, 1995 and 1994 ...............................F-4

Statements of Shareholders' Equity for the years ended December 31, 1996, 1995 and 1994 .....................F-5

Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994 ...............................F-6

Notes to Financial Statements ...............................................................................F-7

               Report of Independent Certified Public Accountants

The Board of Directors
Knights Technology, Inc.:


We have audited the accompanying balance sheets of Knights Technology, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of Knights's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knights Technology, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                           KPMG PEAT MARWICK LLP

San Jose, California

March 3, 1997,
except as to Note 9,
which is as of March 13, 1997

                            KNIGHTS TECHNOLOGY, INC.

                                 Balance Sheets

                           December 31, 1996 and 1995


                      Assets                                        1996             1995
                                                               -------------    -------------
Current assets:

     Cash and cash equivalents                                 $     325,572    $   1,741,751
     Short-term investments                                          398,710          400,010
     Accounts receivable, net of $130,000 allowance as
       of December 31, 1996 and 1995                               1,051,467        1,596,622
     Refundable income taxes                                         567,103               -
     Prepaid expenses and other assets                               165,839          221,940
     Deferred income taxes                                           295,600          338,870
                                                               -------------    -------------
           Total current assets                                    2,804,291        4,299,193

Property and equipment, net                                          798,763          389,185
Deferred income taxes                                                 80,100           34,530
Other assets                                                         493,673           10,640
                                                               -------------    -------------
           Total Asset                                         $   4,176,827    $   4,733,548
                                                               =============    =============
         Liabilities and Shareholders' Equity

Current liabilities:
     Bank borrowings                                           $     313,000    $          -
     Accounts payable                                                381,339          303,998
     Income taxes payable                                                 -           315,288
     Accrued employee expenses                                       286,839          444,874
     Other accrued expenses                                          234,968          132,424
     Deferred revenue                                                406,861          723,045
                                                               -------------    -------------
           Total current liabilities                           $   1,623,007    $   1,919,629
                                                               -------------    -------------

Shareholders' equity:
      Convertible preferred stock, no par value;
           4,600,000 shares authorized;
           4,599,978 shares issued and outstanding;
          liquidation preference of $680,000                   $   4,174,107    $   4,174,107
      Common stock, no par value; 20,000,000
           shares authorized; 5,011,250 and
           4,881,242 shares issued and outstanding
           in 1996 and 1995, respectively                            402,822          143,318
      Deferred stock compensation                                   (139,182)              -
      Notes receivable from shareholders                                  -           (25,756)
      Accumulated deficit                                         (1,883,927)      (1,477,750)

           Total shareholders' equity                              2,553,820        2,813,919
                                                               -------------    -------------
           Total liabilities and shareholders' equity          $   4,176,827    $   4,733,548
                                                               =============    =============


See accompanying notes to financial statements.

                            KNIGHTS TECHNOLOGY, INC.

                            Statements of Operations

                  Years ended December 31, 1996, 1995, and 1994


                                                                           1996             1995            1994
                                                                      -------------    -------------   -------------
Revenues:
     Product                                                          $   4,807,377    $   4,720,183   $   3,506,238
     Maintenance and other                                                1,330,832          433,263         515,816
                                                                      -------------    -------------   -------------
                  Total revenues                                          6,138,209        5,153,446       4,022,054
                                                                      -------------    -------------   -------------
Cost of revenues:
     Product                                                                399,454          389,778         628,189
     Maintenance and other                                                  387,060          155,474          92,181
                                                                      -------------    -------------   -------------
                  Total cost of revenues                                    786,514          545,252         720,370
                                                                      -------------    -------------   -------------
                  Gross margin                                            5,351,695        4,608,194       3,301,684
                                                                      -------------    -------------   -------------
Operating expenses:
     Research and development                                             1,992,176        1,187,381         750,218
     Marketing and sales                                                  2,418,244        1,523,213         967,911
     General and administrative                                           1,665,221        1,259,278         924,935
                                                                      -------------    -------------   -------------
                  Total operating expenses                                6,075,641        3,969,872       2,643,064
                                                                      -------------    -------------   -------------
                  Operating income (loss)                                  (723,946)         638,322         658,620

Other income                                                                 57,769           81,136          41,770
                                                                      -------------    -------------   -------------
                  Income (loss) before income tax expense (benefit)        (666,177)         719,458         700,390

Income tax expense (benefit)                                               (260,000)         249,800         243,000
                                                                      -------------    -------------   -------------
                  Net income (loss)                                   $    (406,177)   $     469,658   $     457,390
                                                                      =============    =============   =============
Net income (loss) per share                                           $       (0.08)   $        0.05   $        0.05
                                                                      =============    =============   =============
Shares used in per share computations                                     4,965,509       10,099,953      10,044,547
                                                                      =============    =============   =============

See accompanying notes to financial statements

                            KNIGHTS TECHNOLOGY, INC.

                       Statements of Shareholders' Equity

                  Years Ended December 31, 1996, 1995, and 1994



                                                   Convertible
                                                  Preferred Stock                   Common Stock
                                           -----------------------------   -----------------------------
                                               Shares          Amount          Shares          Amount
                                           -------------   -------------   -------------   -------------
Balances of December 31, 1993                  4,599,978   $   4,174,107       4,372,868   $     135,501
     Exercise of stock options                        --              --           9,374             117
     Collection on                                    --              --              --              --
     Shareholder notes
     receivable
     Net income                                       --              --              --              --
                                           -------------   -------------   -------------   -------------
Balances as of December 31, 1994               4,599,978       4,174,107       4,382,242         135,618

     Exercise of stock options                        --              --         499,000           7,700
     Net income                                       --              --              --              --
                                           -------------   -------------   -------------   -------------
Balances as of December 31, 1995               4,599,978       4,174,107       4,881,242         143,318

     Exercise of stock options                        --              --           6,100           2,239
     Issuance of stock to                             --              --         123,908          74,345
     consultants
     Compensation relating to                         --              --              --          30,000
     consultant stock options
     Deferred compensation                            --              --              --         152,920
     relating to employee
     stock options
     Amortization of deferred                         --              --              --              --
     stock compensation
     Collection on                                    --              --              --              --
     shareholder notes
     receivable
     Net loss                                         --              --              --              --
                                           -------------   -------------   -------------   -------------
Balances as of December 31, 1996               4,599,978   $   4,174,107       5,011,250   $     402,822
                                           =============   =============   =============   =============


                                                                Notes
                                              Deferred       Receivable                           Total
                                               Stock            from          Accumulated     Shareholders'
                                           Compensation     Shareholders        Deficit           Equity
                                           -------------    -------------    -------------    -------------
Balances of December 31, 1993              $          --    $     (28,404)   $  (2,404,798)   $   1,876,406
     Exercise of stock options                        --               --               --              117
     Collection on                                    --            2,648               --            2,648
     Shareholder notes
     receivable
     Net income                                       --               --          457,390          457,390
                                           -------------    -------------    -------------    -------------
Balances as of December 31, 1994                      --          (25,756)      (1,947,408)       2,336,561

     Exercise of stock options                        --               --               --            7,700
     Net income                                       --               --          469,658          469,658
                                           -------------    -------------    -------------    -------------
Balances as of December 31, 1995                      --          (25,756)      (1,477,750)       2,813,919

     Exercise of stock options                        --               --               --            2,239
     Issuance of stock to                             --               --               --           74,345
     consultants
     Compensation relating to                         --               --               --           30,000
     consultant stock options
     Deferred compensation                      (152,920)              --               --               --
     relating to employee
     stock options
     Amortization of deferred                     13,738               --               --           13,738
     stock compensation
     Collection on                                    --           25,756               --           25,756
     shareholder notes
     receivable
     Net loss                                         --               --         (406,177)        (406,177)
                                           -------------    -------------    -------------    -------------
Balances as of December 31, 1996           $    (139,182)   $          --    $  (1,883,927)   $   2,553,820
                                           =============    =============    =============    =============



See accompanying notes to financial statements

                            KNIGHTS TECHNOLOGY, INC.

                            Statements of Cash Flows

                  Years ended December 31, 1996, 1995, and 1994


                                                                            1996            1995           1994
                                                                        -------------  -------------  -------------
Cash flows from operating activities:
     Net income (loss)                                                  $    (406,177) $     469,658  $     457,390
     Adjustments to reconcile net income (loss) to
          net cash provided by (used for) operating activities:
              Depreciation and amortization                                   310,301        152,523         58,385
              Deferred income taxes                                            (2,300)      (138,600)       107,600
              Compensation expense relating to employee stock options          43,738             --             --
                                                                        -------------  -------------  -------------
              Changes in operating assets and liabilities:
                  Accounts receivable                                         545,155       (297,312)      (299,759)
                  Refundable income taxes                                    (567,103)            --             --
                  Prepaid expenses and other assets                            56,101       (129,104)           271
                  Accounts payable                                             77,341        (37,726)       203,940
                  Accrued employee expenses                                  (158,035)       210,390        108,411
                  Other accrued expenses                                      102,544         59,108         11,468
                  Income taxes payable                                       (315,288)       243,418        (43,197)
                  Deferred revenue                                           (316,184)       411,046         49,689
                                                                        -------------  -------------  -------------
                   Net cash provided by (used for) operating
                         activities                                          (629,907)       943,401        654,198
                                                                        -------------  -------------  -------------
Cash flows from investing activities:
     Purchases of property and equipment                                     (709,379)      (298,219)      (233,954)
     Purchases of short-term investments                                           --       (100,010)            --
     Proceeds from sale of short-term investments                               1,300             --        189,971
     Other assets                                                            (493,533)            --             --
                                                                        -------------  -------------  -------------
                      Net cash used for investing activities               (1,201,612)      (398,229)       (33,983)
                                                                        -------------  -------------  -------------
Cash flows from financing activities:
     Bank borrowings                                                          313,000             --             --
     Collections on shareholder notes receivable                               25,756             --          2,648
     Net proceeds from sale of common stock                                    76,584          7,700            117
                                                                        -------------  -------------  -------------
                      Net cash provided by financing activities               415,340          7,700          2,765
                                                                        -------------  -------------  -------------
Net change in cash and cash equivalents                                    (1,416,179)       552,872        622,980
Cash and cash equivalents at beginning of year                              1,741,751      1,188,879        565,899
                                                                        -------------  -------------  -------------
Cash and cash equivalents at end of year                                $     325,572  $   1,741,751  $   1,188,879
                                                                        =============  =============  =============
Supplemental cash flow information:

Income taxes paid                                                       $     662,000  $     165,442  $     247,638
                                                                        =============  =============  =============
Supplemental disclosure of noncash financing activities:
         Deferred compensation relating to employee stock options       $     152,920  $          --  $          --
                                                                        =============  =============  =============

See accompanying notes to financial statements.

                            KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements

                        December 31, 1996, 1995, and 1994


(1)      SUMMARY OF KNIGHTS AND SIGNIFICANT ACCOUNTING POLICIES

         The Company

         Knights Technology, Inc. develops, markets, and supports client server software products that automate, enhance, and accelerate the analysis of yield loss and defects which occur during the manufacture of integrated circuits. Through the use of leading edge technology, Knights provides software products that enable customers to improve time-to-market and fabrication yields of complex electronic devices.

         Revenue Recognition

         Knights recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 91-1, Software Revenue Recognition. Product revenues from the sale of software licenses are recognized upon shipment to an end user if collection is probable and remaining vendor obligations are insignificant. Product returns and sales allowances are estimated and provided for at the time of sale. Maintenance revenues from customer support and product upgrades, including maintenance bundled with original software licenses, are deferred and recognized ratably over the term of the maintenance agreement, typically 12 months. Revenues from training are recognized when the services are performed.

         Use of Estimates

         Knights's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         Net Income (Loss) Per Common Share

         Net income (loss) per share data has been computed using the weighted average number of shares of common stock outstanding, and, when dilutive, common equivalent shares from stock options and warrants outstanding (using the treasury stock method) and common equivalent shares resulting from the assumed conversion of all outstanding shares of preferred stock when dilutive (using the if converted method).

         Cash and Cash Equivalents

         Knights considers all highly liquid instruments with a remaining maturity of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of certificates of deposit.

         Short-Term Investments

         Short-term investments consist of an investment in a floating-rate mutual fund that invests in commercial debt securities with maturities up to 12 months. This investment is classified as "available-for-sale." Knights's "available-for-sale" securities are carried at fair value with any unrealized gains or losses reported as a separate component of shareholders' equity. The costs of securities sold is based upon the specific identification method. Unrealized gains and losses to date have not been material.


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


         Property and Equipment

         Property and equipment are stated at cost, net of accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives of three to five years.

         Software Development Costs

         Software development costs are expensed as incurred until technological feasibility has been established. After technological feasibility has been established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. To date, amounts subject to capitalization have not been significant.

         Income Taxes

         Knights uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

         Concentration of Credit Risk

         Knights sells its products principally to semiconductor manufacturers, OEMs and distributors in North America, Asia, and Europe. Knights's credit risk is concentrated primarily in North America.

         Knights performs on-going credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Knights maintains an allowance for doubtful accounts to cover potential credit losses.

         Fair Value of Financial Instruments

         The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and bank borrowings approximates fair value due to the short maturities of these instruments.

         Accounting for Stock-Based Compensation

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which Knights adopted effective January 1, 1996. Knights has elected to continue to use the intrinsic value-based method under Accounting Principles Board (APB) Opinion No. 25, and provide the pro forma disclosures of SFAS No. 123

         Impairment of Long-Lived Assets

         The Financial Accounting Standards Board recently issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires long-lived assets to be


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Knights adopted SFAS No. 121 in fiscal 1996. The adoption of SFAS No. 121 did not have a material effect on Knights's results of operations.

         Pursuant to SFAS No. 121, Knights assesses the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. If the estimated future undiscounted operating cash flows over the remaining useful life of the long-lived asset is in excess of the carrying amount of the asset, a charge to income would be recognized for the excess carrying amount of the asset over its fair value.

         Reclassifications


         Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.


(2)      PROPERTY AND EQUIPMENT

         Property and equipment as of December 31, 1996 and 1995, consisted of the following:

                                                        1996              1995
                                                        ----              ----

              Computer equipment                     $1,143,100         $660,000
              Computer software                         126,300           78,900
              Furniture and fixtures                    158,100           49,900
                                                     ----------      -----------

                                                      1,427,500          788,800
              Less accumulated depreciation             628,800          399,600
                                                     ----------      -----------

                                                     $  798,700      $   389,200
                                                     ==========      ===========

(3)      BANK BORROWINGS

         Under the terms of Knights's bank line of credit agreement, Knights may borrow up to a maximum of $1,000,000 based upon a specified percentage of certain eligible accounts receivable. Knights must maintain certain financial ratios and minimum net worth requirements. As of December 31, 1996, Knights was not in compliance with certain of these covenants, for which a waiver from the lending institution has been obtained.

         Borrowings under the agreement, which expires May 15, 1997, are collateralized by substantially all of the assets of Knights and bear interest at the bank's prime rate plus .50% (8.25% as of December 31, 1996). As of December 31, 1996, $313,000 was outstanding under the line of credit agreement. In February 1997, the credit agreement was revised so that the line now bears interest at the bank's prime rate plus 1.00%, and certain of the covenants have been revised.

(4)      LEASE OBLIGATIONS

         Knights leases its facilities under noncancelable operating leases. These agreements require Knights to pay property taxes, insurance, and normal maintenance costs. The minimum future rentals under these leases are as follows:


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


                Year ending
               December 31,
               ------------
                  1997                                              $   382,700
                  1998                                                  382,900
                  1999                                                  340,200
                  2000                                                  291,200
                  2001                                                  291,200
                  Thereafter                                            461,100
                                                                    -----------
                                                                    $ 2,149,300
                                                                    ===========

         Rent expense for the years ended December 31, 1996, 1995, and 1994, was $237,700, $115,600, and $83,200, respectively.

         In 1996, Knights paid $250,000 to acquire the remaining term of a favorable lease arrangement from a tenant which occupied space adjacent to Knights's primary facility. The payment is included in other assets and is being amortized over the remaining 10 year term of the lease.

(5)      CONVERTIBLE PREFERRED STOCK

         The Board of Directors has been authorized to issue preferred stock with such designations, preferences, and relative rights and limitations as may be stated in the resolution relating to each issue, of which 4,600,000 shares have been designated Series C preferred stock with the rights and preferences stated below.

         Liquidation Preference

         The Series C preferred stock has preference over common stock in liquidation. The holders of Series C preferred stock are entitled to receive a liquidation preference of $0.1475 per share, aggregating approximately $680,000.

         Conversion

         The Series C convertible preferred stock is convertible into common stock on a one-for-one basis, subject to adjustments upon the occurrence of certain dilutive events. Conversion of Series C preferred stock is automatic upon either the closing of a public offering of Knights's common stock at a purchase price of not less that $1.25 per share or at any time if approved by two-thirds of the preferred shareholders.

         Dividends and Voting

         Holders of the Series C convertible preferred stock are entitled to receive noncumulative cash dividends at the rate of $0.0225 per share, when and as declared by the Board of Directors, in preference to cash dividends to common stock shareholders. In addition, preferred stock shareholders are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock are convertible.

         Redemption

         Knights may redeem the Series C convertible preferred stock at the Redemption Price.

                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


(6)      COMMON STOCK

         1989 Stock Purchase Plan

         Knights has reserved 1,000,000 shares of its common stock for issuance under the 1989 Stock Purchase Plan (the 1989 Plan). Under the terms of the 1989 Plan, Knights's common stock may be sold to officers, directors, employees, and consultants designated by the Board of Directors at prices not lower than fair value, as determined by the Board of Directors, on the date of approval of the sale. Shares of common stock issued under the 1989 Plan are subject to such terms and conditions, including the right to repurchase, as determined by the Board of Directors. No shares of common stock were issued in 1996, 1995 or 1994 under the 1989 Plan. As of December 31, 1996, 1995 and 1994, no shares were subject to repurchase, and 25,970 shares were available for issuance. The 1989 Plan terminates in 1999.

         1987 Stock Option Plan

         Knights's Board of Directors has reserved 2,712,800 shares of common stock for issuance to employees, officers, directors and consultants of Knights under the 1987 Stock Option Plan (the 1987 Plan). Under the 1987 Plan, incentive stock options may be granted at prices not lower than the fair value of Common Stock at the date of grant as determined by the Board of Directors and supplemental stock options may be granted at prices not lower than 85% of this value. Options granted under the 1987 Plan are exercisable at such times and under such conditions as determined by the Board of Directors at the date of the grant, but the term of the option and the right to exercise may not exceed 10 years from the date of grant. Unexercised options expire 3 months after termination of employment with Knights. As of December 31, 1996, options to purchase 1,038,750 shares were exercisable.

         Stock Split

         In March 1996, Knights's shareholders authorized a 2 for 1 stock split of all preferred stock, common stock, and options outstanding. The stock split has been retroactively reflected in all periods presented.

         Accounting for Stock-Based Compensation Plans


         Knights has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for all of its employee stock-based compensation plans. Accordingly, deferred compensation cost aggregating $152,920 relating to certain 1996 options granted has been recognized in the accompanying financial statements because the fair value of the underlying common stock at the grant date exceeded the exercise price of the options. This amount is being amortized on a straight-line basis over the vesting period of the individual options, generally three to four years.



         Had compensation cost for Knights's stock-based compensation plans been determined in a manner consistent with the fair value approach described in SFAS No. 123, Knights's pro forma net income and pro forma net income per share would not have differed materially from those amounts as reported in the accompanying financial statements.


         The Company's computation of the pro forma amounts reflects only options granted in 1995 and 1996. Therefore the full impact of calculating compensation cost under SFAS No. 123 is not reflected in the computation of the pro forma amounts because compensation cost is reflected over the vesting period of three to four years and compensation cost for options granted prior to January 1, 1995 is not considered.


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


         The fair value of each option was estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividends, an expected life of four years, and risk-free interest rates of 6.13% for the year ended December 31, 1996, and 6.19% for the year ended December 31, 1995.

         A summary of Knights's stock option activity for the years ended December 31, 1996 and 1995, is as follows:


                                                           1996                                1995
                                                                   WEIGHTED                            WEIGHTED
                                                                   AVERAGE                             AVERAGE
                                                  SHARES        EXERCISE PRICE        SHARES        EXERCISE PRICE
Outstanding at beginning of year                1,534,572           $0.18            1,194,200            $0.02
     Granted                                      508,931            1.10              901,136             0.31
     Exercised                                     (6,100)           0.37             (499,000)            0.015
     Canceled                                     (73,820)           1.25              (61,764)            0.015
                                                ---------                            ---------
Outstanding at end of year                      1,963,583           $0.38            1,534,572            $0.18
                                                =========                            =========
Options exercisable at end of year              1,038,750           $0.11              645,062            $0.02
                                                =========                            =========
Weighted average fair value of options
  granted during the year with exercise prices
  equal to fair value of common stock             140,000           $0.15              901,136            $0.07

Weighted average fair value of options
  granted during the year with exercise prices
  less than fair value of common stock            368,931           $0.70                 --                 --


The following summarizes information about fixed stock options outstanding as of December 31, 1996:

                              OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
                                         WEIGHTED AVERAGE
 RANGE OF EXERCISE        NUMBER            REMAINING       WEIGHTED AVERAGE        NUMBER         WEIGHTED AVERAGE
       PRICE            OUTSTANDING      CONTRACTUAL LIFE    EXERCISE PRICE       EXERCISABLE       EXERCISE PRICE
 -----------------      -----------      ----------------   ----------------      -----------      ----------------
    $0.01-0.18             686,200          5.90 years            $0.018             678,700             $0.017
    $0.24-0.27             700,302          8.50 years            $0.27              327,379             $0.27
    $0.55-0.60             152,750          8.42 years            $0.56               32,671             $0.55
    $1.08                  424,331          9.70 years            $1.08                 --                --
                         ---------                                                 ---------
                         1,963,583          7.84 years            $0.38            1,038,750             $0.11
                         =========          ==========            =====            =========             =====


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


(7)      INCOME TAXES

         The components of income tax expense (benefit) as of December 31, 1996, 1995, and 1994, consisted of the following:

                                     1996             1995             1994
                                     ----             ----             ----
     Current:
         Federal                $   (259,700)   $    328,200      $    100,200
         State                         2,000          60,200            35,200
                                ------------    ------------      ------------
                                    (257,700)        388,400           135,400
                                ------------    ------------      ------------
     Deferred:
         Federal                      53,700        (116,100)           86,000
         State                       (56,000)        (22,500)           21,600
                                ------------    ------------      ------------
                                      (2,300)       (138,600)          107,600
                                ------------    ------------      ------------
                                $   (260,000)   $    249,800      $    243,000
                                ============    ============      ============

         The difference between the actual tax provision (benefit) and the amount obtained by applying the U.S. federal statutory rate to income (loss) before income taxes is as follows:

                                                                 1996             1995           1994
                                                                 ----             ----           ----
     Tax provision (benefit) at federal statutory rate      $   (226,500)   $    244,600      $ 238,100
     State taxes, net of federal tax effect                      (35,500)         25,300         37,100
     Research and development tax credit                         (43,300)        (23,900)       (41,300)
     Foreign sales corporation                                   (23,100)             -              -
     Other                                                        68,400           3,800          9,100
                                                            ------------    ------------      ---------
                                                            $   (260,000)   $    249,800    $   243,000
                                                            ============    ============    ===========


         The components of the deferred tax asset as of December 31, 1996 and 1995, were comprised of the following:

                                                                     1996              1995
                                                                     ----              ----
      Allowances and accrued expenses                          $    177,000       $    228,400
      Deferred compensation                                          18,800                 -
      Net operating loss carryforward                                70,700             38,700
      Research and development credits                              104,700                 -
      Accruals and reserves not currently deductible                 50,400             50,400
      Other                                                         (45,900)            55,900
                                                               ------------       ------------
          Deferred tax asset                                   $    375,700       $    373,400
                                                               ============       ============

         No valuation allowance has been provided for the deferred tax asset as management believes it is more likely than not that the deferred tax asset will be utilized in the future based upon projected profitability. Knights has a federal and state net operating loss carryforwards of approximately $90,000 and $500,000, respectively, that expire primarily in 2005 and 2001. Federal and California tax law provides for limitation on the operating loss carryforward and


                                                                     (Continued)

                           KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements

utilization of such losses in the event of an ownership change, as defined. Knights had such a change of ownership in 1991 that limits the utilization of the net operating loss carryforward to $8,000 per year.

(8)      SIGNIFICANT CUSTOMERS AND EXPORT SALES

         Knights operates in one primary industry segment for the sale of software to aid in the manufacture of integrated circuits.

         Sales to major customers as a percentage of net revenues, and the amount receivable as of December 31, 1996, from such customers were as follows:


                                                               Accounts
                                                            receivable as of
                                                            December 31,
       Customer             1996       1995      1994            1996
       --------             ----       ----      ----            ----
       A (OEM)               8%         20%        -%             -
       B (end user)         17          16         22            132,500
       C (end user)          2          16          -              2,300
       D (end user)          6          11          -            389,000
       E (end user)          -           1         18             -



                                                                     (Continued)

                            KNIGHTS TECHNOLOGY, INC.

                          Notes to Financial Statements


         Knights's export sales are primarily to customers in Asia and Europe and consisted of the following:


                                               1996         1995         1994
                                            ----------   ----------   ----------
         Asia                               $  430,100   $  748,300   $
         Europe                              1,164,400      167,500      130,200
                                            ----------   ----------   ----------

    Total export sales                      $1,594,500   $  915,800   $
                                            ==========   ==========   ==========


(9)      SUBSEQUENT EVENT


         On March 13, 1997, Knights signed an Agreement and Plan of Reorganization (the "Agreement") with Electroglas, Inc. ("Electroglas"). The Agreement provides, among other things, for the combination of Electroglas and Knights through the creation of a new Delaware corporation ("Newco"), organized as a wholly owned subsidiary of Electroglas, followed by the merger of Newco with and into Knights (the "Merger"). Knights will survive the Merger, thereby becoming a wholly owned subsidiary of Electroglas. Pursuant to the Merger, each outstanding share of Knights Common Stock and each outstanding share of Knights Series C Preferred Stock (collectively with Knights Common Stock, the "Knights Stock") will automatically convert into the right to receive fully paid and nonassessable Electroglas Common Stock, par value $.01, in an amount determined by a conversion ratio described in the accompanying Proxy Statement/Prospectus, and the right to receive on a pro rata basis an additional cash payment (the "Knights Shareholder Cash") if the aggregate market value of the shares of Electroglas Common Stock to be received does not meet a certain minimum level. Cash will also be delivered in lieu of fractional shares. Holders of Knights Preferred Stock will receive the Merger consideration described above in lieu of the liquidation preference set forth in the Knights Articles of Incorporation. Approximately ten percent of the aggregate Merger consideration that Electroglas would otherwise deliver to the Knights Shareholders will, on a pro rata basis, be placed in escrow for twelve months after the closing of the transaction as collateral for the indemnification obligations of the Knights Shareholders under the Agreement and for payment of certain claims and damages described in the Agreement. The escrow assets will first be drawn from the Knights Shareholder Cash, if any is payable, and then, if the Knights Shareholder Cash is insufficient, from the shares of Electroglas Common Stock offered in exchange for the Knights Stock surrendered in the Merger. Holders of outstanding options to purchase shares of Knights Common Stock shall receive options to purchase shares of Electroglas Common Stock, none of which shall be held in escrow.

                                   APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                      AMONG

                               ELECTROGLAS, INC.,

                            KNIGHTS TECHNOLOGY, INC.

                                       AND

                CERTAIN SHAREHOLDERS OF KNIGHTS TECHNOLOGY, INC.

                                 MARCH 12, 1997

                                TABLE OF CONTENTS

                                                                            PAGE

1. PLAN OF REORGANIZATION......................................................1

         1.1 The Merger........................................................1
         1.2 Fractional Shares.................................................3
         1.3 Escrow Agreement..................................................3
         1.4 Effects of the Merger.............................................3
         1.5 Further Assurances................................................4
         1.6 Tax-Free Reorganization...........................................4
         1.7 Additional Cash Payment...........................................4
         1.8 Stock Options.....................................................4
         1.9 Appraisal Rights..................................................5

2. REPRESENTATIONS AND WARRANTIES OF KNIGHTS AND THE PRINCIPAL KNIGHTS
         SHAREHOLDERS..........................................................6

         2.1 Organization and Good Standing....................................6
         2.2 Power, Authorization and Validity.................................6
         2.3 Capitalization....................................................7
         2.4 Subsidiaries......................................................8
         2.5 No Violation of Existing Agreements...............................8
         2.6 Litigation........................................................8
         2.7 Knights Financial Statements......................................9
         2.8 Tax Matters.......................................................9
         2.9 Title to Properties..............................................12
         2.10 Absence of Certain Changes......................................12
         2.11 Agreements and Commitments......................................14
         2.12 Intellectual Property...........................................15
         2.13 Compliance with Laws............................................16
         2.14 Certain Transactions and Agreements.............................17
         2.15 Employee........................................................17
         2.16 Corporate Documents.............................................19
         2.17 No Brokers......................................................19
         2.18 Disclosure......................................................20
         2.19 Books and Records...............................................20
         2.20 Insurance.......................................................20
         2.21 Environmental Matters...........................................20
         2.22 Government Contracts............................................21
         2.23 Information in Registration Statement...........................22

3. REPRESENTATIONS AND WARRANTIES OF ELECTROGLAS..............................22

         3.1 Organization and Good Standing...................................22
         3.2 Power, Authorization and Validity................................22
         3.3 No Violation of Certificate or Laws..............................23
         3.4 Disclosure.......................................................23

                                                                            PAGE

         3.5 Information in Registration Statement............................24

4. KNIGHTS PRECLOSING COVENANTS...............................................24

         4.1 Advice of Changes................................................24
         4.2 Maintenance of Business..........................................24
         4.3 Conduct of Business..............................................24
         4.4 Certain Agreements...............................................26
         4.5 Regulatory Approvals.............................................27
         4.6 Necessary Consents...............................................27
         4.7 Litigation.......................................................27
         4.8 No Other Negotiations............................................27
         4.9 Access to Information............................................27
         4.10 Satisfaction of Conditions Precedent............................28
         4.11 Blue Sky Laws...................................................28
         4.12 Notification of Employee Problems...............................28
         4.13 Section 368(a) Reorganization...................................28
         4.14 Taxes, Consent..................................................28

5. ELECTROGLAS PRECLOSING COVENANTS...........................................29

         5.1 Access to Information............................................29
         5.2 Satisfaction of Conditions Precedent.............................29
         5.3 Regulatory Approvals.............................................29
         5.4 Share Repurchases................................................29

6. CLOSING MATTERS............................................................30

         6.1 The Closing......................................................30
         6.2 Exchange of Certificates.........................................30

7. CONDITIONS TO OBLIGATIONS OF KNIGHTS.......................................31

         7.1 Accuracy of Representations and Warranties.......................31
         7.2 Covenants........................................................31
         7.3 Compliance with Law..............................................32
         7.4 Government Consents..............................................32
         7.5 Documents........................................................32
         7.6 No Litigation....................................................32
         7.7 Opinions of Electroglas' Counsel.................................32
         7.8 Effectiveness of Registration Statement..........................32

8. CONDITIONS TO OBLIGATIONS OF ELECTROGLAS...................................32

         8.1 Accuracy of Representations and Warranties.......................33
         8.2 Covenants........................................................33
         8.3 Compliance with Law..............................................33
         8.4 Government Consents..............................................33

                                                                            PAGE

         8.5  Opinion of Counsel for Electroglas..............................33
         8.6  Opinion of Counsel for Knights..................................34
         8.7  Requisite Approvals.............................................34
         8.8  No Litigation...................................................34
         8.9  Documents.......................................................34
         8.10 Escrow..........................................................34
         8.11 Effectiveness of Registration Statement.........................34
         8.12 Excluded Shares.................................................35
         8.13 Audited Knights Financial Statements............................35

9. TERMINATION OF AGREEMENT...................................................35

         9.1 Termination......................................................35
         9.2 Certain Continuing Obligations...................................36

10. SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
         CONTINUING COVENANTS.................................................36

         10.1 Survival of Representations.....................................36
         10.2 Agreement to Indemnify; Damages.................................37

11. MISCELLANEOUS.............................................................39

         11.1  Registration Statement.........................................39
         11.2  Governing Law Dispute Resolution...............................40
         11.3  Assignment:  Binding Upon Successors and Assigns...............41
         11.4  Severability...................................................41
         11.5  Counterparts...................................................41
         11.6  Other Remedies.................................................42
         11.7  Amendment and Waivers..........................................42
         11.8  No Waiver......................................................42
         11.9  Expenses.......................................................42
         11.10 Notices........................................................42
         11.11 Construction of Agreement......................................43
         11.12 No Joint Venture...............................................44
         11.13 Further Assurances.............................................44
         11.14 Absence of Third Party Beneficial Rights.......................44
         11.15 Public Announcement............................................44
         11.16 Confidential...................................................44
         11.17 Time is of the Essence.........................................45
         11.18 Entire Agreement...............................................45

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of March 12, 1997 by and among Electroglas, Inc., a Delaware corporation ("Electroglas") and Knights Technology, Inc., a California corporation ("Knights"), and the shareholders of Knights set forth on Schedule A hereto ("Principal Knights Shareholders").


                                    RECITALS


         The parties intend that, subject to the terms and conditions hereinafter set forth, a new Delaware corporation that will be organized as a wholly-owned subsidiary of Electroglas ("Newco") will merge with and into Knights in a reverse triangular merger (the "Merger"), with Knights to be the surviving corporation of the Merger, all pursuant to the terms and conditions of this Agreement and a Certificate of Merger substantially in the form of Exhibit A (the "Agreement of Merger") and the applicable provisions of the laws of Delaware and California. Upon the effectiveness of the Merger, all the outstanding shares of Common Stock and Preferred Stock of Knights will be converted into Common Stock of Electroglas, in the manner and on the basis determined herein and as provided in the Agreement of Merger.

The Merger is intended to be treated as a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by virtue of the provisions of Section 368(a)(2)(E) of the Code. Concurrently with the completion of the Merger Electroglas and Knights are entering into an Escrow Agreement in substantially the form of Exhibit B hereto (the "Escrow Agreement").

NOW, THEREFORE, the parties hereto agree as follows:

                           1. PLAN OF REORGANIZATION

         1.1      THE MERGER.

                  The Agreement of Merger will be filed with the Secretaries of State of the States of Delaware and California as soon as practicable after the Closing (as defined in Section 6.1 below). The effective time of the Merger as specified in the Agreement of Merger (the "Effective Time") will occur following the Closing or on such other date as the parties hereto may mutually agree upon. Subject to the terms and conditions of this Agreement and the Agreement of Merger, Newco will be merged with and into Knights in a statutory merger pursuant to the Agreement of Merger and in accordance with applicable provisions of Delaware and California laws as follows:

                  1.1.1 CONVERSION OF KNIGHTS STOCK. Each share of Knights Common Stock (the "Knights Common Stock"), no par value, and each share of Knights Series C Preferred Stock (the "Knights Preferred Stock") (the Knights

                           Common Stock and the Knights Preferred Stock are sometimes hereinafter referred to as the "Knights Stock"), that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and at the Effective Time, and without further action on the part of any holder thereof, be converted into the number of fully paid and nonassessable shares of Electroglas Common Stock, $0.01 par value ("Electroglas Common Stock") equal to the Conversion Ratio (determined in accordance with Section 1.1.2 hereof).

                  1.1.2 DEFINITIONS. Unless there is an adjustment to the shares to be issued in the Merger pursuant to Section
                           1.1.3 below, the "Conversion Ratio" for the conversion of Knights Stock shall be equal to the quotient of (i) the number of Total Shares divided by
                           (ii) the sum of (a) the aggregate number of shares of Knights Stock issued and outstanding at the Effective Time plus (b) the aggregate number of shares of the Common Stock of Knights subject to all Vested Knights Options (as defined below in Section 1.8) (the Knights Stock and the Vested Knight Options are sometimes hereinafter referred to collectively as the "Effective Knights Shares"). As used herein, the term "Total Shares" shall mean the total number of shares of Electroglas Common Stock equal to the quotient of $29,400,000 divided by (ii) the closing sale price of Electroglas Common Stock as reported on the Nasdaq National Market on the trading day prior to the Closing Date (the "Closing Price"); provided, however, the Total Shares shall not exceed 1,500,000 shares, subject to Electroglas' obligation to pay any additional cash payment under Section 1.7 hereof.

                  1.1.3 ADJUSTMENTS FOR CAPITAL CHANGES. If prior to the Merger, Electroglas recapitalizes either through a split-up of its outstanding shares into a greater number, or through a combination of its outstanding shares into a lesser number, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes (other than through a split-up or combination of shares provided for in the previous clause), or declares a dividend on its outstanding shares payable in shares or securities convertible into shares, the calculation of the Conversion Ratio will be adjusted appropriately.

                  1.1.4 CONVERSION OF NEWCO SHARES. Each share of Newco Common Stock, $0.001 par value ("Newco Common Stock"), that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Newco, be converted into and become one (1) share of Knights Common Stock that is issued and outstanding immediately after the Effective Time, and the shares of Knights Common Stock into which the shares of Newco Common Stock are so converted shall be the only shares of Knights Stock that are issued and outstanding immediately after the Effective Time.

         1.2      FRACTIONAL SHARES.

                  No fractional shares of Electroglas Common Stock will be issued in connection with the Merger, but in lieu thereof, the holder of any shares of Knights Stock who would otherwise be entitled to receive a fraction of a share of Electroglas Common Stock will receive from Electroglas, promptly after the Effective Time, an amount of cash equal to the per share market value of Electroglas Common Stock (based on the closing sale price of Electroglas Common Stock on the last trading day prior to the Closing Date (as defined in Section 6.1 hereof), as quoted on the Nasdaq National Market and as reported in the Wall Street Journal (the "Closing Price")) multiplied by the fraction of a share of Electroglas Common Stock to which such holder would otherwise be entitled.

         1.3      ESCROW AGREEMENT.

                  On the Closing Date, Electroglas will withhold, pro rata, from the shareholders of Knights (the "Knights Shareholders") the total additional cash payable thereto under Section 1.7 hereof (the "Knights Shareholder Cash"); provided, however, that the amount withheld (the "Escrow Cash") shall not exceed 10% of the sum of (i) the product of the aggregate number of shares of Electroglas Common Stock issued upon the conversion of the Knights Stock as provided in Section 1.1 hereof multiplied by the Closing Price plus (ii) the Knights Shareholder Cash (the "Target Escrow Cash"). In addition, if the Escrow Cash is less than the Target Escrow Cash, then Electroglas will withhold, pro rata, from the Knights Shareholders the number of shares of Electroglas Common Stock issued to them in the Merger equal to the quotient of (a) the Target Escrow Cash minus the Escrow Cash divided by (b) the Closing Price (the "Escrow Shares"). Electroglas shall deposit or cause to be deposited in escrow certificates representing the Escrow Shares and the Escrow Cash thus withheld. The Escrow Shares and the Escrow Cash withheld pursuant to this Section 1.3 at the Closing (the "Escrow Assets") will be held and dispersed for a period commencing at the Closing and ending 12 months after the Closing in accordance with the terms of the Escrow Agreement as collateral for the indemnification obligations of the Knights Shareholders and for payment of any Damages as set forth in Section 10.2.1 hereof (subject to the limitations of Sections 10.2.2 and 10.2.3 hereof).

         1.4      EFFECTS OF THE MERGER.

                  At the Effective Time: (a) the separate existence of Newco will cease and Newco will be merged with and into Knights and Knights will be the surviving corporation pursuant to the terms of the Agreement of Merger; (b) the Articles of Incorporation and Bylaws of Knights will continue unchanged as the Articles of Incorporation and Bylaws of the surviving corporation; (c) each share of Knights Stock outstanding immediately prior to the Effective Time will be converted as provided in this Section 1; (d) each share of Newco Common Stock outstanding immediately prior to the Effective Time will be converted into one
(1) outstanding share of Knights Common Stock; (e) the Board of Directors and executive officers of Electroglas will remain unchanged and the sole director of Newco immediately prior to the Effective Time will become the sole director of the surviving corporation and the officers of Newco will become the officers of the surviving corporation; and (f) the Merger will, at and after the Effective Time, have all of the effects provided by applicable law.

         1.5      FURTHER ASSURANCES.

                  Knights agrees that if, at any time after the Effective Time, Electroglas considers or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect or confirm in Electroglas title to any property or rights of Knights as provided herein, Electroglas and any of its officers are hereby authorized by Knights to execute and deliver all such proper deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect or confirm title to such property or rights in Electroglas and otherwise to carry out the purposes of this Agreement, in the name of Knights or otherwise.

         1.6      TAX-FREE REORGANIZATION.

                  The parties intend to adopt this Agreement as a tax-free plan of reorganization and to consummate the Merger in accordance with the provisions of Section 368(a)(1)(A) of the Code, by virtue of the provisions of Section 368(a)(2)(E) of the Code. The shares of Electroglas Common Stock issued in the Merger will be issued solely in exchange for the issued and outstanding shares of Knights Stock pursuant to this Agreement, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to the consideration paid for the Knights Stock. Except for cash paid pursuant to Sections 1.2, 1.7 and 1.9 hereof, no consideration that could constitute "other property" or "money" within the meaning of Section 356 of the Code will be paid by Electroglas for any shares of Knights Stock in the Merger. In addition, Electroglas represents that it presently intends, and that at the Effective Time it will intend, to continue Knights' historic business or use a significant portion of Knights' business assets in a business. At the Closing (as defined in Section 6.1 hereof), officers of Electroglas, officers of Knights and certain Knights shareholders will execute and deliver certificates substantially in the forms of Exhibits 1.6A-C, and the representations and other statements set forth therein are incorporated in this Agreement by this reference to the same extent as if Electroglas or Knights, respectively, had made such statements herein.

         1.7      ADDITIONAL CASH PAYMENT

                  If the product of 1,500,000 shares multiplied by the Closing Price (the "Target Consideration") is less than $29,400,000, then Electroglas shall pay to the holder of the Effective Knights Shares, on a pro rata basis, an aggregate cash amount equal to the difference of (a) $29,400,000 minus (b) Target Consideration. For the purposes of this Section 1.7, the term "pro rata basis" shall mean on a basis determined by reference to the aggregate number of Effective Knights Shares held by each holder of Effective Knights Shares compared to the aggregate number of shares of Effective Knights Shares.

         1.8      STOCK OPTIONS

                  At the Effective Time, each outstanding, unexercised and vested Knights stock option ("Vested Knights Option") and each outstanding, unexercised and unvested Knights Stock Option ("Unvested Knights Option") shall cease to represent a right to acquire shares of Knights Stock and shall be converted automatically into an option to purchase Electroglas Common Stock in an amount and at an exercise price determined as provided below:

                  1.8.1 The number of Common Stock of Electroglas subject to the new option shall be equal to the product of the number of shares of Knights Common Stock subject to the original option and the Conversion Ratio, provided that any fractional Electroglas Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

                  1.8.2 The exercise price per Electroglas Common Share under the new option shall be substantially equal to the quotient obtained by dividing the exercise price per share of Knights Stock under the original option by the Conversion Ratio, provided that such exercise price shall be rounded to the nearest cent.

                  1.8.3 The adjustment provided herein with respect to any options that are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner consistent with
                           Section 424(a) or the Code. The duration and other terms of the new option, including the vesting schedule, shall be the same as the original option except that all references to Knights shall be deemed to be references to Electroglas.

         1.9      APPRAISAL RIGHTS.

                  If holders of shares of Knight Stock are entitled to dissent from the Merger and demand appraisal of any of their shares of Knights Stock in accordance with the provisions of the California Corporations Code (the "CCC") concerning the right of such holders to dissent from the Merger and demand appraisal of their Knights Stock, (each a "Dissenting Holder" and together the "Dissenting Holders"), any Knights Stock held by a Dissenting Holder as to which appraisal has been so demanded ("Excluded Shares") shall not be converted or purchased as described in Sections 1.1 and 1.7, but shall, from and after the Effective Time, represent only the right to receive such consideration as may be determined to be due to such Dissenting Holder pursuant to the CCC; provided, however, that each share of Knights Stock held by a Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal with respect to such shares of Knights Stock pursuant to the CCC, shall not be deemed Excluded Shares but shall be deemed to be converted, as of the Effective Time, into the right to receive shares of Electroglas Common Stock and/or cash in accordance with Sections 1.1 and 1.7 hereof.

                2. REPRESENTATIONS AND WARRANTIES OF KNIGHTS AND
                       THE PRINCIPAL KNIGHTS SHAREHOLDERS

         Knights and the Principal Knights Shareholders, jointly and severally, but subject to Sections 10.2.2 and 10.2.3 hereof, hereby represent and warrant that, and except as set forth in the Knights disclosure letter (the "Knights Disclosure Letter") delivered by Knights to Electroglas herewith, including items in the Knights Disclosure Letter referred to as "Items" below:

         2.1      ORGANIZATION AND GOOD STANDING.

                  Knights is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and is qualified as a foreign corporation in each jurisdiction in which it conducts its business, except where the failure to be so qualified would not have a material adverse effect on the business, results of operations or financial condition of Knights. Except as disclosed in Item 2.1, Knights does not own or lease any real property, has no subsidiaries or employees and does not maintain a place of business in any foreign country or in any state of the United States other than California.

         2.2      POWER, AUTHORIZATION AND VALIDITY.

                  2.2.1 Knights has the corporate right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which Knights is or will be a party that are required to be executed pursuant to this Agreement (the "Knights Ancillary Agreements"). This Agreement and the Knights Ancillary Agreements have been duly and validly approved by unanimous vote or unanimous written consent of the Knights Board of Directors.

                  2.2.2 No filing, authorization or approval, governmental or otherwise, is necessary to enable Knights to enter into, and to perform its obligations under, this Agreement and the Knights Ancillary Agreements, except for (a) the filing of the Agreement of Merger with the Secretaries of State of the States of Delaware and California, the filing of such officers' certificates and other documents as are required to effectuate the Merger under Delaware and California law and the filing of appropriate documents with the relevant authorities of the states other than California in which Knights is qualified to do business, if any, (b) such filings as may be required to comply with federal and state securities laws and
                           (c) consents required under contracts disclosed in
                           Item 2.5 as exceptions to the representation made in the last sentence of Section 2.5 below.

                  2.2.3 This Agreement and the Knights Ancillary Agreements are, or when executed and delivered by Knights and the other parties thereto will be, valid and binding obligations of Knights and the Principal Knights Shareholders enforceable against Knights and the Principal Knights Shareholders in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies; provided, however, that the Knights Ancillary Agreements will not be effective until the earlier of the Effective Time or the date provided for therein.

         2.3      CAPITALIZATION.

                           (a) AUTHORIZED/OUTSTANDING CAPITAL STOCK. The authorized capital stock of Knights consists of 20,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value, of which 4,600,000 are designated Series C Preferred Stock. 5,011,238 shares of Common Stock are issued and outstanding as of this date and as of the Closing Date, which shares are held of record and owned by the persons in the amounts set forth on Item 2.3.a. There are 4,599,978 shares of Series C Preferred Stock are issued and outstanding as of this date and as of the Closing Date, which shares are held of record and owned by the persons in the amounts set forth on Item 2.3.a. All issued and outstanding shares of Knights Stock have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission and have been offered, issued, sold and delivered by Knights in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal and state securities laws. Each share of Preferred Stock is convertible into exactly one share of Common Stock.

                           (b) OPTIONS/RIGHTS. Knights has reserved 2,712,800 shares of Common Stock for issuance to employees and consultants pursuant to its Employment Plans (as defined below), of which options for 1,062,963 shares are issued, outstanding, vested and unexercised and options for 922,245 shares are issued, outstanding, unvested and unexercised. Item 2.3.b sets forth the names of all optionholders, the shares subject to options held by each such person and the vesting schedules of such options and indicates the extent, if at all, to which the vesting of each such option is accelerated by the transactions contemplated by this Agreement. Except as set forth on
                                    Item 2.3.b, there are no (i) stock
                                    appreciation rights, options, warrants,
                                    conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of Knights' authorized but unissued capital stock; (ii) no options, warrants, conversion privileges or preemptive or other rights or agreements to which Knights is a party involving the purchase or other acquisition of any shares of Knights capital stock; (iii) no liability for dividends accrued but unpaid; and there are no voting agreements, registration rights, rights of first refusal or other restrictions (other than normal restrictions on transfer under applicable federal and state securities laws) applicable to any of Knights'
                                    outstanding securities.

         2.4      SUBSIDIARIES.

                  Knights does not have any subsidiaries or any equity interest, direct or indirect, in any corporation, partnership, joint venture or other business entity.

         2.5      NO VIOLATION OF EXISTING AGREEMENTS.

                  Neither the execution and delivery of this Agreement or any Knights Ancillary Agreement, nor the consummation of the transactions provided for herein or therein, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of,
(a) any provision of the Articles of Incorporation or Bylaws of Knights, as currently in effect, (b) any material instrument or contract to which Knights is a party or by which Knights is bound (including, but not limited to, any license, development or similar agreement) or (c) any federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to and that would have a material adverse effect on Knights or its assets or properties. The consummation of the Merger and succession by Electroglas to all rights (including, but not limited to, any source code rights), licenses, franchises, leases and agreements of Knights in and of themselves will not require the consent of any third party and will not have a material adverse effect upon any such rights, licenses, franchises, leases or agreements pursuant to the terms of those agreements other than as set forth in Item 2.5.

         2.6      LITIGATION.

                  Except as set forth in Item 2.6, there is no action, proceeding or investigation pending or, to Knights' actual knowledge, threatened against Knights before any court or administrative agency that, if determined adversely to Knights, may reasonably be expected to have a material adverse effect on the present or future operations or financial condition of Knights or in which the adverse party or parties seek to recover in excess of $10,000 against Knights. Except as set forth on Item 2.6, there is no basis for any person, firm, corporation or entity to assert a claim against Knights or Electroglas as successor in interest to Knights based upon: (a) ownership or rights to ownership of any shares of Knights Stock, (b) any rights as an Knights securities holder, including, without limitation, any option or other right to acquire any Knights securities, any preemptive rights or any rights to notice or to vote, or (c) any rights under any agreement between Knights and any Knights securities holder or former Knights securities holder in such holder's capacity as such.

         2.7      KNIGHTS FINANCIAL STATEMENTS.

                  Knights has delivered to Electroglas in Item 2.7 Knights' unaudited balance sheet as of December 31, 1996 (the "Balance Sheet Date") and Knights' unaudited income statement for the period from January 1, 1996 through December 31, 1996 collectively, the "Knights Financial Statements"). The Knights Financial Statements, in all material respects, (a) are in accordance with the books and records of Knights and (b) fairly and accurately represent the financial condition of Knights at the respective dates specified therein and the results of operations for the respective periods specified therein in conformity with GAAP. Except as set forth in Item 2.7, Knights has no material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected, reserved against or disclosed in the Knights Financial Statements, except for those that may have been incurred after the Balance Sheet Date in the ordinary course of Knights' business.

         2.8      TAX MATTERS.

                  2.8.1 DEFINITIONS. For purposes of this Agreement, the following definitions shall apply:

                           (a) The term "Taxes" shall mean all taxes, however, denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Knights is required to pay, withhold or collect.

                           (b) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

                  2.8.2 RETURNS FILED AND TAXES PAID. All Returns required to be filed by or on behalf of Knights have been duly filed on a timely basis and such Returns are true, complete and correct. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by the Knights with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the date of this Agreement. Knights has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. There are no liens on any of the assets of Knights with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Knights is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

                  2.8.3 TAX RESERVES. The amount of Knights' liability for unpaid Taxes for all periods ending on or before the date of this Agreement do not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the Knights Financial Statements.

                  2.8.4 RETURNS FURNISHED. Electroglas has been furnished by Knights true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Knights relating to Taxes, and (ii) all federal and state income or franchise tax returns for Knights for all periods ending on and after 1992. Knights has never been a member of an affiliated group filing consolidated returns. Knights does not conduct any business in or derive income from any state, local, territorial or foreign taxing jurisdiction other than those for which all Returns have been furnished to Electroglas.

                  2.8.5 TAX DEFICIENCIES; AUDITS; STATUTES OF LIMITATIONS. The Returns of Knights have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened (either in writing or verbally, formally or informally). No deficiencies exist or have been asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Knights, and Knights has not received notice (either in writing or verbally, formally or informally) or expects to receive notice that it has not filed a Return or paid Taxes required to be filed or paid by it. Knights is not a party to any action or proceeding for assessment or collection of Taxes or no such event been asserted or threatened (either in writing or verbally, formally or informally) against Knights or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to

                           Taxes or Returns of Knights. Knights has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

                  2.8.6 TAX SHARING AGREEMENTS. Knights is not nor has it ever been a party to any tax sharing agreement.

                  2.8.7 TAX ELECTIONS AND SPECIAL TAX STATUS. Knights is not a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. Knights is not nor has it ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in
                           Section 897(c)(1)(A)(ii) of the Code and Knights is not required to withhold tax on the conversion of Knights Stock by reason of Section 1445 of the Code. Knights is not a "consenting corporation" under
                           Section 341(f) of the Code. Knights has not entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to it pursuant to Section 280G of the Code. Knights has not participated in an international boycott as defined in Code Section 999. Knights has not agreed and its not required to make, any adjustment under Code
                           Section 481(a) by reason of a change in accounting method or otherwise. Knights does not have a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country, and Knights is not a party to any joint venture, partnership, or other agreement, contract, or arrangement (either in writing or verbally, formally or informally) which could be treated as a partnership for federal income tax purposes.

                  2.8.8 TAX BASIS AND TAX ATTRIBUTES. Knights has delivered to Electroglas in Item 2.8.8 a schedule containing accurate and complete descriptions of the basis in its assets, its current and accumulated earnings and profits, its tax carryovers, its excess loss accounts, and its tax elections. Knights has no net operating losses or other tax attributes presently subject to limitation under Code Sections 269, 382, 383, or 384, or any other provision the Code.

                  2.8.9 SECTION 6038A COMPLIANCE. Knights has filed all reports and has created and/or retained all records required under Section 6038A of the Code with respect to its ownership by and transactions with related parties. Each related foreign person required to maintain records under Section 6038A with respect to transactions between Knights and the related foreign person has maintained such records. All documents that are required to be created and/or preserved by the related foreign person with respect to transactions with the member are either maintained in the United States, or the member is exempt from the record maintenance requirements of Section 6038A with respect to such transactions under Treasury Regulation Section 1.6038A-1. Knights is not a party to any record maintenance agreement with the Internal Revenue Service with respect to Section 6038A. Each related foreign person that has engaged in transactions with Knights has authorized Knights to act as its limited agent solely for purposes of Sections 7602, 7603, and 7604 of the Code with respect to any request by the Internal Revenue Service to examine records or produce testimony related to any transaction with Knights, and each such authorization remains in full force and effect.

         2.9      TITLE TO PROPERTIES.

                  Knights has good and marketable title to all of its assets as shown on the balance sheet as of the Balance Sheet Date included in the Knights Financial Statements, free and clear of all liens, charges or encumbrances (other than for taxes not yet due and payable and Permitted Liens as defined below), other than such assets, set forth on Item 2.9, as were sold by Knights in the ordinary course of business since the Balance Sheet Date or which are subject to capitalized leases. "Permitted Liens" means any lien, mortgage, encumbrance or restriction which is reflected in the Knights Financial Statements and is not in excess of $10,000 and which does not materially detract from the value or materially interfere with the use, as currently utilized, of the properties subject thereto or affected thereby or otherwise materially impair the business operations being conducted thereon. Except as set forth in
Item 2.9, there are no UCC financing statements of record with the State of California naming Knights as debtor and Knights owns no property in any other state. The machinery and equipment included in such assets are in all material respects in good condition and repair, normal wear and tear excepted, and all leases of real or personal property to which Knights is a party are fully effective and afford Knights peaceful and undisturbed possession of the subject matter of the lease. To its knowledge, Knights is not in violation of any material zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties, and Knights has not received any notice of such violation with which it has not complied or had waived.

         2.10     ABSENCE OF CERTAIN CHANGES.

                  Since the Balance Sheet Date, Knights has carried on its business in the ordinary course substantially in accordance with the procedures and practices in effect on the Balance Sheet Date, and except as set forth in
Item 2.10, since the Balance Sheet Date there has not been with respect to
Knights:

                           (a) any change in the financial condition, properties, assets, liabilities, business, results of operations or prospects of Knights, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or can reasonably be expected to have a material adverse effect on the business, financial condition or results of operations for Knights;

                           (b) any contingent liability incurred by Knights as guarantor or surety with respect to the obligations of others;

                           (c) any mortgage, encumbrance or lien placed on any of the properties of Knights;

                           (d) any material obligation or liability incurred by Knights other than in the ordinary course of business;

                           (e) any purchase or sale or other disposition, or any agreement or other arrangement (including, but not limited to, any joint venture agreement) for the purchase, sale or other disposition, of any of the properties or assets of Knights other than in the ordinary course of business or in nonmaterial amounts;

                           (f) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets or business of Knights;

                           (g) any declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock of Knights, any split, stock dividend, combination or recapitalization of the capital stock of Knights or any direct or indirect redemption, purchase or other acquisition by Knights of the capital stock of Knights;

                           (h) any labor dispute or claim of material unfair labor practices, any change in the compensation payable or to become payable to any of Knights' officers, employees or agents earning compensation at an anticipated annual rate in excess of $10,000, or any bonus payment or arrangement made to or with any of such officers, employees or agents (except as previously disclosed in writing to and approved in writing by Electroglas); or any change in the compensation payable or to become payable to any of Knights' other officers, employees or agents other than normal annual raises in accordance with past practice or any bonus payment or arrangement made to or with any of such officers, employees or agents other than normal bonuses or compensation increases noted in Item 2.10(h) hereof or other arrangements made in accordance with past practices;

                           (i) any change with respect to the management, supervisory, development or other key personnel of Knights (the management, supervisory, development and other key personnel of Knights are listed on Item 2.10(i) hereof);

                           (j) any payment or discharge of a material lien or liability thereof, which lien or liability was not either (i) shown on the balance sheet as of the Balance Sheet Date included in the Knights Financial Statements or (ii) incurred in the ordinary course of business after the Balance Sheet Date; or

                           (k) any obligation or liability incurred by Knights to any of its officers, directors or shareholders, or any loans or advances made to any of its officers, directors, shareholders or affiliates, except normal compensation and expense allowances payable to officers.

         2.11     AGREEMENTS AND COMMITMENTS.

                  Except as set forth in Item 2.11 delivered by Knights to Electroglas herewith, or as listed in Item 2.12, Item 2.15.3 or Item 2.15.6 as required by Section 2.12, Section 2.15.3 or Section 2.15.6, as the case may be, Knights is not a party or subject to any oral or written executory agreement, obligation or commitment that is material to Knights, its financial condition, business or prospects or which is described below and is not terminable within 60 days without cost or penalty to Knights, including but not limited to the following:

                           (a) Any contract, commitment, letter agreement, quotation or purchase order providing for payments by or to Knights in an aggregate amount of (i) $25,000 or more in the ordinary course of business or (ii) $10,000 or more not in the ordinary course of business;

                           (b) Any license agreements under which Knights is licensor (i) for the Yield Manager products, (ii) not made in the ordinary course of business in accordance with reasonable business practices, (iii) which specify that Knights must provided a level of support for the licensed product that is above what is reasonable and customary or
                                    (iv) which are material in amount or
                                    significance;

                           (c) Any license agreements under which Knights is licensee;

                           (d) Any agreement by Knights to encumber, transfer or sell rights in or with respect to any Knights Intellectual Property (as defined in Section 2.12 hereof);

                           (e) Any agreement for the sale or lease of real or personal property involving more than $10,000 per year;

                           (f)      Any dealer, distributor, sales
                                    representative, original equipment
                                    manufacturer, value added remarketer or
                                    other agreement for the distribution of
                                    Knights' products;

                           (g)      Any franchise agreement or financing
                                    statement;

                           (h)      Any stock redemption or purchase agreement;

                           (i) Any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons or the payment of royalties to any other person;

                           (j) Any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee or otherwise, except for trade indebtedness or any advance to any employee of Knights incurred or made in the ordinary course of business, and except as disclosed in the Knights Financial Statements; or

                           (k) Any contract containing covenants purporting to limit Knights' freedom to compete in any line of business in any geographic area.

         All agreements, obligations and commitments listed in Item 2.11, Item 2.12, Item 2.15.3 or Item 2.15.6 as required by Section 2.11, Section 2.12,
Section 2.15.3 or Section 2.15.6, as the case may be, are valid and in full force and effect, and except as expressly noted, a true and complete copy of each has been delivered to Electroglas or Electroglas' counsel. Except as noted on Item 2.11, neither Knights nor, to the knowledge of Knights, any other party is in breach of or default under any material term of any such agreement, obligation or commitment. Knights is not a party to any contract or arrangement that it reasonably expects will have a material adverse effect on its business or prospects. Knights has no liability for renegotiation of government contracts or subcontracts which are material to Knights, its financial condition, business or prospects.

         2.12     INTELLECTUAL PROPERTY.

                  Knights owns all right, title and interest in, or has the right to use, all patent applications, patents, trademark applications, trademarks, service marks, trade names, copyright applications, copyrights, trade secrets, know-how, technology and other intellectual property and proprietary rights used in or reasonably necessary to the conduct of its business as presently conducted and the business of the development, production, marketing, licensing and sale of commercial products using such intellectual property and proprietary rights ("Knights Intellectual Property"). Knights has not entered into any agreement, and is not subject to any


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

obligation, to place in escrow, pledge or otherwise encumber any source code for any of its products. Knights has taken all reasonable measures to protect all Knights Intellectual Property, and, except as set forth on Item 2.12, Knights is not aware of any infringement of any Knights Intellectual Property by any third party. Set forth on Item 2.12 delivered to Electroglas herewith is a true and complete list of all copyright, mask work and trademark registrations and applications and all patents and patent applications for Knights Intellectual Property owned by Knights. Knights is not aware of any material loss, cancellation, termination or expiration of any such registration or patent except as set forth on Item 2.12. The business of Knights as conducted as of the date hereof does not, and the business of the development, production, marketing, licensing and sale of commercial products using such intellectual property and proprietary rights after the Effective Time will not cause Knights to, infringe or violate any of the patents, trademarks, service marks, trade names, mask works, copyrights, trade secrets, proprietary rights or other intellectual property of any other person, and Knights has not received any written or oral claim or notice of infringement or potential infringement of the intellectual property of any other person which could be expected to have a material adverse effect on Knights' business. Knights has the unrestricted, worldwide right to reproduce, manufacture, sell, license and distribute all of its products (such products being set forth in Item 2.12) and the right to use all of its registered user lists, and is not using any confidential information or trade secrets of any former employer of any past or present employees.

         2.13     COMPLIANCE WITH LAWS.

                  Knights has complied, or prior to the Closing Date (as defined in Section 6.1 hereof) will have complied, and is or will be at the Closing Date (as defined in Section 6.1 hereof) in full compliance, in all respects material to Knights, with all applicable laws, ordinances, regulations and rules, and all orders, writs, injunctions, awards, judgments and decrees, applicable to Knights or to the assets, properties and business of Knights, including, without limitation: (a) all applicable federal and state securities laws and regulations, (b) all applicable federal, state and local laws, ordinances and regulations, and all orders, writs, injunctions, awards, judgments and decrees, pertaining to (i) the sale, licensing, leasing, ownership or management of Knights' owned, leased or licensed real or personal property, products or technical data, (ii) employment or employment practices, terms and conditions of employment, or wages and hours or (iii) safety, health, fire prevention, environmental protection (including toxic waste disposal and related matters described in Section 2.21 hereof), building standards, zoning or other similar matters, (c) the Export Administration Act and regulations promulgated thereunder or other laws, regulations, rules, orders, writs, injunctions, judgments or decrees applicable to the export or re-export of controlled commodities or technical data or (d) the Immigration Reform and Control Act. Knights has received all material permits and approvals from, and has made all material filings with, third parties, including government agencies and authorities, that are necessary to the conduct of its business as presently conducted.

         2.14     CERTAIN TRANSACTIONS AND AGREEMENTS.

                  No person who is an officer or director of Knights, or a member of any officer's or director's immediate family, has any direct or indirect ownership interest in or any


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

employment or consulting agreement with any firm or corporation that competes with Knights or Electroglas (except with respect to any interest in less than 1% of the outstanding voting shares of any corporation whose stock is publicly traded). Except as set forth in Item 2.14, no person who is an officer or director of Knights, or any member of any officer's or director's immediate family, is directly or indirectly interested in any material contract or informal arrangement with Knights, including, but not limited to, any loan arrangements, except for compensation for services as an officer (listed in Item 2.15.3), director or employee of Knights and except for the normal rights of a shareholder or optionholder. Except as set forth in Item 2.14, none of such officers or directors or family members has any interest in any property, real or personal, tangible or intangible, including, without limitation, inventions, patents, copyrights, trademarks, trade names or trade secrets, used in the business of Knights, except for the normal rights of a shareholder.

         2.15     EMPLOYEE.

                  2.15.1 Except as set forth in Item 2.15.1, (i) Knights has no employment contract or consulting agreement currently in effect that is not terminable at will without penalty or payment of compensation by Knights (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions) and (ii) all employees and consultants of Knights have executed Knights' standard form of assignments of copyright and other intellectual property rights to Knights.

                  2.15.2 Knights (a) has never been and is not now subject to a union organizing effort, (b) is not subject to any collective bargaining agreement with respect to any of its employees, (c) is not subject to any other contract, written or oral, with any trade or labor union, employees' association or similar organization, and (d) has no current labor dispute. Knights has good labor relations, and Knights has no knowledge of any facts indicating that the consummation of the transactions provided for herein will have a material adverse effect on its labor relations, and has no knowledge that any of its key development employees (each of whom is listed on Item 2.15.2) intends to leave its employ.

                  2.15.3 Item 2.15.3 delivered by Knights to Electroglas herewith contains a list of all employment and consulting agreements, pension, retirement, disability, medical, dental or other health plans, life insurance or other death benefit plans, profit sharing, deferred compensation agreements, stock, option, bonus or other incentive plans, vacation, sick, holiday or other paid leave plans, severance plans or other similar employee benefit plans maintained by Knights (the "Employee Plans"), including without limitation all "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Knights has delivered true and complete copies or descriptions of all the Employee Plans to Electroglas and Electroglas' counsel. Except as set forth in Item 2.15.3, each of the Employee Plans, and its operation and administration, is, in all material respects, in compliance with all applicable, federal, state, local and other governmental laws and ordinances, orders, rules and regulations, including the requirements of ERISA and the Code. Except as set forth in Item 2.15.3, all such Employee Plans that are "employee pension benefit plans" (as defined in Section 3(2) of ERISA) which are intended to qualify under Section 401(a)(8) of the Code have received favorable determination letters that such plans satisfy the qualification requirements of the Tax Equity and Fiscal Responsibility Act of 1982, the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984. In addition, Knights has never been a participant in any "prohibited transaction," within the meaning of Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) which Knights sponsors as employer or in which Knights participates as an employer, which was not otherwise exempt pursuant to
                           Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA), or which could result in an excise tax under the Code. The group health plans, as defined in Section 4980(g) of the Code, that benefit employees of Knights are in material compliance with the continuation coverage requirements of subsection 4980B of the Code. There are no outstanding violations of Section 4980B of the Code with respect to any Employee Plan, covered employees or qualified beneficiaries. Except as set forth in Item 2.15.3, no employee of Knights and no person subject to any Knights health plan has made medical claims through such health plan during the twelve months preceding the date hereof for more than $10,000 or more, in the aggregate, or, to the knowledge of the Knights or the Principal Knights Shareholders, has any catastrophic illness.

                  2.15.4 No employee of Knights is in material violation of any term of any employment contract, patent disclosure agreement or noncompetition agreement or any other contract or agreement, or any restrictive covenant, relating to the right of any such employee to be employed by Knights or to use trade secrets or proprietary information of others, and the employment of any employee of Knights does not subject Knights to any liability to any third party.

                  2.15.5 Except as set forth in Item 2.15.5, Knights is not a party to any (a) agreement with any executive officer or other key employee of Knights (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Knights in the nature of any of the transactions contemplated by this Agreement and the Agreement of Merger, (ii) providing any term of employment or compensation guarantee or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, or (b) agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated, by the occurrence of any of the transactions contemplated by this Agreement and the Agreement of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement and the Agreement of Merger. Knights is not obligated to make any excess parachute payment, as defined in Section 280G(b)(1) of the Code, nor will any excess parachute payment be deemed to have occurred as a result of or arising out of the Merger to the extent Section 280G of the Code is applicable to Knights.

                  2.15.6 A list of all employees, officers and development consultants of Knights and their current compensation and benefits as of the date of this Agreement is set forth on Item 2.15.6, which Knights has delivered to Electroglas.

                  2.15.7 All contributions due from Knights with respect to any of the Employee Plans have been made or accrued on Knights' financial statements, and no further contributions will be due or will have accrued thereunder as of the Closing Date.

         2.16     CORPORATE DOCUMENTS.

                  Knights has made available to Electroglas for examination all documents and information listed in Items 2.1 through 2.22 or other exhibits called for by this Agreement which have been requested by Electroglas' legal counsel, including, without limitation, the following: (a) copies of Knights' Articles of Incorporation and Bylaws as currently in effect; (b) Knights' minute book containing all records of all proceedings, consents, actions and meetings of Knights' directors and shareholders; (c) Knights' stock ledger, journal and other records reflecting all stock issuances and transfers; and (d) all permits, orders and consents issued by any regulatory agency with respect to Knights, or any securities of Knights, and all applications for such permits, orders and consents.

         2.17     NO BROKERS.

                  Except as listed on Item 2.17, Knights is not obligated for the payment of fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or the Agreement of Merger or in connection with any transaction provided for herein or therein.

         2.18     DISCLOSURE.

                  This Agreement, its exhibits and schedules, and any of the certificates or documents to be delivered by Knights to Electroglas under this Agreement, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

         2.19     BOOKS AND RECORDS.

                  The books, records and accounts of Knights (a) are in all material respects true and complete, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Knights and (d) accurately and fairly reflect the basis for the Knights Financial Statements.

         2.20     INSURANCE.

                  Knights maintains fire and casualty, workers compensation and general liability insurance as listed on Item 2.20.

         2.21     ENVIRONMENTAL MATTERS.

                  2.21.1 During the period that Knights has leased the premises currently occupied by it and those premises occupied by it since the date of its incorporation, there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on any such premises that would have a material adverse effect upon the business or financial statements of Knights. Knights has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on or from any of such premises, which may have occurred prior to Knights having taken possession of any of such premises that would have a material adverse effect upon the business or financial statements of Knights. For purposes of this Agreement, the terms "disposal," "release," and "threatened release" have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980,42 U.S.C.Section 9601 et seq., as amended ("CERCLA"). For the purposes of this Section 2.22, "Hazardous Materials" mean any hazardous or toxic substance, material or waste which is or becomes prior to the Closing Date (as defined in Section 6.1 hereof) regulated under, or defined as a "hazardous substance," "pollutant," "contaminant," "toxic chemical," "hazardous material," "toxic substance" or "hazardous chemical" under (i) CERCLA; (ii) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., (iv) the

                           Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (v) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (vi) regulations promulgated under any of the above statutes; or (vii) any applicable state or local statute, ordinance, rule or regulation that has a scope or purpose similar to those identified above.

                  2.21.2 During the time that Knights has leased the premises, none of the premises currently leased by Knights or any premises previously occupied by Knights is in violation of any federal, state or local law, ordinance, regulation or order relating to industrial hygiene or to the environmental conditions in such premises.

                  2.21.3 During the time that Knights has leased the premises currently occupied by it or any premises previously occupied by Knights, neither Knights nor, to Knights' knowledge, any third party, has used, generated, manufactured or stored in such premises or transported to or from such premises any Hazardous Materials that would have a material, adverse effect upon the business or financial statements of Knights.

                  2.21.4 During the time that Knights has leased the premises currently occupied by it or any premises previously occupied by Knights, there has been no litigation, proceeding or administrative action brought or threatened in writing against Knights, or any settlement reached by Knights with, any party or parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such premises.

                  2.21.5 During the period that Knights has leased the premises currently occupied by it or any premises previously occupied by Knights, no Hazardous Materials have been transported from such premises to any site or facility now listed or proposed for listing on the National Priorities List, at 40 C.F.R.
                           Part 300, or any list with a similar scope or purpose published by any state authority.

         2.22     GOVERNMENT CONTRACTS.

                  All representations, certifications and disclosures made by Knights to any Government Contract Party (as defined below) have been in all material respects current, complete and accurate at the times they were made. There have been no acts, omissions or noncompliance with regard to any applicable public contracting statute, regulation or contract requirement (whether express or incorporated by reference) relating to any of Knights' contracts with any Government Contract Party (as defined below) in either case that have led to or could lead to, either before or after the Closing Date (as defined in Section 6.1 hereof), (a) any claim or dispute involving Knights and/or Electroglas as successor in interest to Knights and any Government Contract Party or (b) any suspension, debarment or contract termination, or proceeding related thereto. There has been no act or omission that relates to the marketing, licensing or selling to any Government Contract Party (as defined below) of any of Knights technical data and computer software and that has led to or could lead to, either before or after the Closing Date (as defined in Section 6.1 hereof), any material cloud on any of Knights' rights in and to its technical data and computer software. All of Knights' development of technical data and computer software was developed exclusively at private expense. For purposes of this Section 2.22, the term "Government Contract Party" means any independent or executive agency, division, subdivision, audit group or procuring office of the federal government, including any prime contractor of the federal government and any higher level subcontractor of a prime contractor of the federal government, and including any employees or agents thereof, in each case acting in such capacity.

         2.23     INFORMATION IN REGISTRATION STATEMENT.

                  The information relating to Knights to be contained in the Registration Statement on Form S-4 to be filed with the SEC by Electroglas under the Securities Act of 1933, as amended (the "Securities Act") for the purpose of registering the Electroglas Common Stock to be issued in the Merger (the "Registration Statement") will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         3.       REPRESENTATIONS AND WARRANTIES OF ELECTROGLAS

         Electroglas hereby represents and warrants, that, except as set forth on the Electroglas disclosure letter delivered to Knights herewith:

         3.1      ORGANIZATION AND GOOD STANDING.

                  Electroglas is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted.

         3.2      POWER, AUTHORIZATION AND VALIDITY.

                  3.2.1 Electroglas has the corporate right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements to which Electroglas is or will be a party that are required to be executed pursuant to this Agreement (the "Electroglas Ancillary Agreements"). The execution, delivery and performance of this Agreement and the Electroglas Ancillary Agreements have been duly and validly approved and authorized by Electroglas' Board of Directors. No vote of Electroglas' stockholders is required under applicable law or under the Certificate of Incorporation or Bylaws of Electroglas.

                  3.2.2 No filing, authorization or approval, governmental or otherwise, is necessary to enable Electroglas to enter into, and to perform its obligations under, this Agreement and the Electroglas Ancillary Agreements, except for (a) the filing of the Agreement of Merger with the Delaware Secretary of State and the California Secretary of State, the recording of the Agreement of Merger in the office of the Recorder of the Delaware county in which Electroglas' registered office is located and the filing of appropriate documents with the relevant authorities of other states in which Electroglas is qualified to do business, if any, and (b) such post-closing filings as may be required to comply with federal and state securities laws.

                  3.2.3 This Agreement and the Electroglas Ancillary Agreements are, or when executed by Electroglas will be, valid and binding obligations of Electroglas, enforceable against Electroglas in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and
                           (b) rules of law governing specific performance, injunctive relief and other equitable remedies; provided, however, that the Agreement of Merger and the Electroglas Ancillary Agreements will not be effective until the earlier of the Effective Time or the date provided for therein.

         3.3      NO VIOLATION OF CERTIFICATE OR LAWS.

                  Neither the execution nor delivery of this Agreement or any Electroglas Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of Electroglas, as currently in effect, or (b) any contract that is material to Electroglas' business or (c) any federal, state, local or foreign judgment, writ, decree, order, statute or regulation applicable to and that would have a material adverse effect on Electroglas or its assets or properties.

         3.4      DISCLOSURE.

                  Electroglas has furnished Knights with its annual report on Form 10-K for its fiscal year ended December 31, 1995, its proxy statement for its annual stockholders meeting held on May 21, 1996, its quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and all other reports or documents required to be filed by Electroglas pursuant to Section 13(a) or 15(d) of the 1934 Act since the filing of the most recent quarterly report on Form 10-Q (the "Electroglas Disclosure Package"). The Electroglas Disclosure Package, this Agreement, the exhibits and schedules hereto, and any certificates or documents to be delivered to Knights pursuant to this Agreement, when taken together, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

         3.5      INFORMATION IN REGISTRATION STATEMENT.

                  The information relating to Electroglas to be contained in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                         4. KNIGHTS PRECLOSING COVENANTS

         During the period from the date of this Agreement until the Effective Time, Knights covenants to and agrees with Electroglas as follows:

         4.1      ADVICE OF CHANGES.

                  Knights will promptly advise Electroglas in writing, to the extent of the knowledge of Knights' President, Chief Executive Officer or Chief Financial Officer, (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Knights contained in this Agreement, if made on or as of the date of such event or the Closing Date (as defined in Section 6.1 hereof), untrue or inaccurate in any material respect and (b) of any material adverse change in Knights' financial condition, properties, assets, liabilities, business, results of operations or prospects.

         4.2      MAINTENANCE OF BUSINESS.

                  The parties hereto understand and acknowledge that it is their intent to work closely together during the period from the date hereof until the Closing Date (as defined in Section 6.1 hereof). If Knights becomes aware of a material deterioration in the relationship with any material customer, supplier or key employee, it will promptly bring such information to the attention of Electroglas in writing and, if requested by Electroglas, will exert all reasonable efforts to restore the relationship.

         4.3      CONDUCT OF BUSINESS.

                  Except as provided otherwise herein or as approved or recommended by Electroglas, Knights will not, without the prior written consent of the President of Electroglas, not to be unreasonably withheld:

                           (a)      borrow any money;

                           (b) enter into any transaction not in the ordinary course of business or enter into any transaction or make any commitment involving an expense of Knights or capital expenditure by Knights in excess of $10,000;

                           (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice and to an extent which is not material;

                           (d) dispose of any of its material assets except in the ordinary course of business consistent with past practice;

                           (e) enter into any material lease or contract for the purchase or sale of any property, real or personal, tangible or intangible, except in the ordinary course of business consistent with past practice or enter into any agreement of the types described in
                                    Section 2.11;

                           (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

                           (g) pay any bonus, royalty, increased salary (except for annual increases in the ordinary course of business consistent with past practice and disclosed to Electroglas in writing) or special remuneration to any officer, employee or consultant (except pursuant to existing arrangements heretofore disclosed in writing to Electroglas) or enter into any new employment or consulting agreement with any such person, or enter into any new agreement or plan of the type described in Section 2.15.3;

                           (h)      change accounting methods;

                           (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock;

                           (j) amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of business, consistent with past practice, and which are not material in amount or effect;

                           (k) lend any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount, which travel and expenses shall be documented by receipts for the claimed amounts;

                           (l) guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the ordinary course of business, consistent with past practice;

                           (m) waive or release any material right or claim except in the ordinary course of business, consistent with past practice;

                           (n) issue or sell any shares of its capital stock of any class or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities, stock appreciation rights or other commitments to issue shares of capital stock, or accelerate the vesting of any outstanding option or other security;

                           (o) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

                           (p) except for the Merger, merge, consolidate or reorganize with, or acquire any entity;

                           (q)      amend its Articles of Incorporation or
                                    Bylaws;

                           (r) license any of Knights' technology or any of Knights' Intellectual Property, except in the ordinary course of business consistent with past practice;

                           (s) change any insurance coverage or issue any certificates of insurance, except for issuances of certificates of insurance in the ordinary course of business;

                           (t) terminate the employment of any key employee listed in Item 2.15.2; or

                           (u) agree to do any of the things described in the preceding clauses 4.3(a) through 4.3(u).

         4.4      CERTAIN AGREEMENTS.

                  Knights will cause any present employees and consultants of Knights who have not previously executed Knights' forms of assignments of copyright and other intellectual property rights to Knights to execute such forms, copies of which are attached hereto as Exhibit 4.4.

         4.5      REGULATORY APPROVALS.

                  Knights will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which Electroglas may reasonably request, in connection with the consummation of the transactions provided for in this Agreement. Knights will use all reasonable efforts to obtain or assist Electroglas in obtaining all such authorizations, approvals and consents.

         4.6      NECESSARY CONSENTS.

                  Knights will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate for Knights, in addition to those set forth in Section 4.5, to facilitate and allow the consummation of the transactions provided for herein and to facilitate and allow Electroglas to carry on Knights' business after the Closing Date (as defined in Section 6.1 hereof).

         4.7      LITIGATION.

                  Knights will notify Electroglas in writing promptly after learning of any action, suit, proceeding or investigation by or before any court, board or governmental agency, initiated by or against Knights or threatened against it.

         4.8      NO OTHER NEGOTIATIONS.

                  From the date hereof until the termination of this Agreement (provided such termination is not in breach of this Agreement) or the consummation of the Merger, Knights will not, and will not authorize any officer, director, employee or affiliate of Knights, or any other person, on its behalf, directly or indirectly, to (a) solicit, facilitate, discuss or encourage any offer, inquiry or proposal received from any party other than Electroglas, concerning the possible disposition of all or any substantial portion of Knights' business, assets or capital stock by merger, sale or any other means or to otherwise solicit, facilitate, discuss or encourage any such disposition (other than the Merger), or (b) provide any confidential information to or negotiate with any third party other than Electroglas in connection with any offer, inquiry or proposal concerning any such disposition. Knights will immediately notify Electroglas of any such offer, inquiry or proposal.

         4.9      ACCESS TO INFORMATION.

                  Until the Closing Date (as defined in Section 6.1 hereof) and subject to the terms and conditions hereof relating to the confidentiality and use of confidential and proprietary information, Knights will provide Electroglas and its agents with reasonable access to the files, books, records and offices of Knights, including, without limitation, any and all information relating to Knights taxes, commitments, contracts, leases, licenses, real, personal and intangible property, and financial condition, and specifically including, without limitation, access to any Knights intellectual property reasonably necessary for Electroglas to complete its diligence review of the Knights products and technology; provided, however, access to any Knights source code shall be limited to four full-time Electroglas employees at a site reasonably agreed to by Knights and Electroglas. Knights will cause its accountants to cooperate with Electroglas and its agents in making available all financial information reasonably requested, including without limitation the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

         4.10     SATISFACTION OF CONDITIONS PRECEDENT.

                  Knights will use all reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 8, and Knights will use all reasonable efforts to cause the transactions provided for in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions provided for herein.

         4.11     BLUE SKY LAWS.

                  Knights shall use its best efforts to assist Electroglas to the extent necessary to comply with the securities and Blue Sky laws of all jurisdictions applicable in connection with the Merger.

         4.12     NOTIFICATION OF EMPLOYEE PROBLEMS.

                  Knights will promptly notify Electroglas if any of Knights' officers becomes aware that any of the key employees listed in Item 2.15.2 intends to leave its employ.

         4.13     SECTION 368(a) REORGANIZATION

                  Knights shall not knowingly take, or allow to be taken, any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; and

         4.14     TAXES, CONSENT

                  Knights shall prepare and timely file all Returns and amendments thereto required to be filed by it on or before the Effective Time. Electroglas shall have a reasonable opportunity to review all Returns and amendments thereto. Knights shall pay and discharge all Taxes, assessments and governmental charges upon or against it or any of its properties or assets, and all liabilities at any time existing, before the same shall become delinquent and before penalties accrue thereon, except to the extent and as long as: (a) the same are being contested in good faith and by appropriate proceedings pursued diligently and in such a manner as not to cause any material adverse effect upon the condition (financial or otherwise) or operations of Knights; and
(b) Knights shall have set aside on its books reserves (segregated to the extent required by sound accounting practice) in the amount of the demanded principal imposition (together with interest and penalties relating thereto, if any). Knights shall, as of the Effective Time, terminate all tax allocation agreements or tax sharing agreements and shall ensure that such agreements are of no further force or effect on and after the Effective Time and there shall be no further liability of such member under any such agreement.

                       5. ELECTROGLAS PRECLOSING COVENANTS

         During the period from the date of this Agreement until the Effective Time, Electroglas covenants to and agrees with Knights as follows:

         5.1      ACCESS TO INFORMATION.

                  Until the Closing Date (as defined in Section 6.1 hereof), Electroglas will allow Knights and its agents reasonable access to its management and officers and material information regarding Electroglas, including, without limitation, material information relating to Electroglas' business, intellectual property and financial condition. Electroglas will cause its accountants to cooperate with Knights' accountants in making available all financial information reasonably requested to evaluate Electroglas' financial package.

         5.2      SATISFACTION OF CONDITIONS PRECEDENT.

                  Electroglas will use all reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in
Section 7, and Electroglas will use all reasonable efforts to cause the transactions provided for in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions provided for herein.

         5.3      REGULATORY APPROVALS.

                  Electroglas will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which Knights may reasonably request, in connection with the consummation of the transactions provided for in this Agreement. Electroglas will use all reasonable efforts to obtain all such authorizations, approvals and consents.

         5.4      SHARE REPURCHASES.

                  Electroglas agrees not to repurchase at a price greater than $18.00 any publicly traded shares of Electroglas Common Stock from the date hereof until the Closing Date.

                               6. CLOSING MATTERS

         6.1      THE CLOSING.

                  Subject to termination of this Agreement as provided in
Section 9 below, the closing of the transactions provided for herein (the "Closing") will take place at the offices of Morrison & Foerster LLP, 755 Page Mill Road, Palo Alto, California 94304 at 10:00 a.m., Pacific Time on the date all conditions to Closing have been satisfied or waived or such other place, time and date as Knights and Electroglas may mutually select (the "Closing Date"). Prior to or concurrently with the Closing, the Agreement of Merger and such officers' certificates or other documents as may be required to effectuate the Merger will be filed in the office of the California Secretary of State and the Agreement of Merger and such certificates of approval or other documents as may be required to effectuate the Merger will be filed in the office of the Delaware Secretary of State. Accordingly, the Merger will become effective at the Effective Time.

         6.2      EXCHANGE OF CERTIFICATES.

                  6.2.1 As of the Effective Time, all shares of Knights Stock that are outstanding immediately prior thereto will, by virtue of the Merger and without further action, cease to exist, and all such shares will be converted into the right to receive from Electroglas the number of shares of Electroglas Common Stock and cash determined as set forth in Sections 1.1, 1.2, 1.3, and 1.7 hereof.

                  6.2.2 At and after the Effective Time, each certificate representing outstanding shares of Knights Stock will represent the number of shares of Electroglas Common Stock into which such shares of Knights Stock have been converted, and such shares of Electroglas Common Stock will be deemed registered in the name of the holder of such certificate. As soon as practicable after the Effective Time, each holder of shares of Knights Stock will surrender (a) the certificates for such shares (the "Knights Certificates") to Electroglas for cancellation or (b) an affidavit of lost certificate (or nonissued) and a bond in form reasonably satisfactory to Electroglas (a "Bond"). Promptly following the Effective Time and receipt of the Knights Certificates and/or the Bonds, Electroglas will cause its transfer agent to issue to such surrendering holder certificates for the number of shares of Electroglas Common Stock to which such holder is entitled as determined as set forth in Sections 1.1 and 1.2 hereof, and Electroglas will distribute any cash payable under Sections 1.2 and 1.7, less any such shares or such cash deposited in Escrow pursuant to Section 1.3 hereof.

                  6.2.3 All shares of Electroglas Common Stock (and, if applicable, cash in accordance with Sections 1.2 and
                           1.7 hereof) delivered upon the surrender of Knights Certificates in accordance with the terms hereof will be delivered to the registered holder or placed in escrow with the Escrow Agent, as applicable. After the Effective Time, there will be no further registration of transfers of the shares of Knights Stock on the stock transfer books of Knights. If, after the Effective Time, Knights Certificates are presented for transfer or for any other reason, they will be canceled and exchanged and certificates therefor will be delivered or placed in escrow as provided in this Section 6.2. Notwithstanding anything herein to the contrary, except to the extent waived by Electroglas, any Knights Certificate that is not properly submitted to

                           Electroglas for exchange and cancellation within three years after the Effective Time shall no longer evidence ownership of or any right to receive shares of Electroglas Common Stock or cash pursuant to Sections 1.2 or 1.7 hereof and all rights of the holder of such Knights Certificate, with respect to the shares previously evidenced by such Knights Certificate, shall cease.

                  6.2.4 Until Knights Certificates representing Knights Stock outstanding prior to the Merger are surrendered pursuant to Section 6.2.2 above, such certificates will be deemed, for all purposes, to evidence ownership of (a) the number of shares of Electroglas Common Stock into which the shares of Knights Stock will have been converted pursuant to Sections 1.1 and
                           1.2 hereof and (b) any cash amount due pursuant to
                           Section 1.7 hereof, subject in each case to the obligation pursuant to Section 1.3 hereof to place a portion thereof in escrow as required hereby.

                     7. CONDITIONS TO OBLIGATIONS OF KNIGHTS

         Knights' obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Knights, but only in a writing signed on behalf of Knights by its President):

         7.1      ACCURACY OF REPRESENTATIONS AND WARRANTIES.

                  The representations and warranties of Electroglas set forth in this Agreement shall be true and accurate in every material respect on and as of the Closing Date with the same force and effect as if they had been made at the Closing, and Knights shall have received a certificate to such effect executed on behalf of Electroglas by its Chief Financial Officer.

         7.2      COVENANTS.

                  Electroglas shall have performed and complied in all material respects with all of its covenants contained in this Agreement on or before the Closing Date, and Knights shall have received a certificate to such effect executed on behalf of Electroglas by its Chief Financial Officer.

         7.3      COMPLIANCE WITH LAW.

                  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by this Agreement.

         7.4      GOVERNMENT CONSENTS.

                  There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other actions, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to satisfaction of all requirements under applicable federal and state securities laws.

         7.5      DOCUMENTS.

                  Knights shall have received all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by Knights' legal counsel to consummate the transactions provided for herein.

         7.6      NO LITIGATION.

                  No litigation or proceeding shall be pending which will have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in this Agreement.

         7.7      OPINIONS OF ELECTROGLAS' COUNSEL.

                  Knights shall have received a copy of an opinion, dated the Closing Date, of Morrison & Foerster LLP, counsel for Electroglas, reasonably satisfactory to Knights covering matters typical for a transaction such as the one contemplated by this Agreement.

         7.8      EFFECTIVENESS OF REGISTRATION STATEMENT.

                  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceedings or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and any necessary approvals under state securities laws relating to the issuance or trading of the Electroglas Common Stock to be issued to Knights Shareholder in connection with the Merger shall have been received.

                   8. CONDITIONS TO OBLIGATIONS OF ELECTROGLAS

         The obligations of Electroglas hereunder are subject to the fulfillment or satisfaction on, and as of the Closing, of each of the following conditions (any one or more of which may be waived by Electroglas, but only in a writing signed on behalf of Electroglas by its President or Chief Financial Officer):

         8.1      ACCURACY OF REPRESENTATIONS AND WARRANTIES.

                  The representations and warranties of Knights set forth in this Agreement shall be true and complete in all material respects as of the Closing with the same force and effect as if they had been made at the Closing, and Electroglas shall have received a certificate to such effect executed on behalf of Knights by its Chief Financial Officer.

         8.2      COVENANTS.

                  Knights shall have performed and complied in all material respects with all of its covenants contained in the Agreement on or before the Closing and Electroglas have received a certificate to such effect signed on behalf of Knights by its Chief Financial Officer. Knights shall have delivered to Electroglas a certificate signed on behalf of Knights by its Chief Financial Officer containing a true and complete list, current as of immediately prior to the Effective Time, setting forth Unvested Knights Options and Vested Knights Options and the holders thereof.

         8.3      COMPLIANCE WITH LAW.

                  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, or any other fact or circumstance, which would prohibit or render illegal the transactions provided for in this Agreement.

         8.4      GOVERNMENT CONSENTS.

                  There shall have been obtained at or prior to the Closing Date such permits or authorizations and there shall have been taken such other action, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to satisfaction of all requirements under applicable federal and state securities laws.

         8.5      OPINION OF COUNSEL FOR ELECTROGLAS.

                  Electroglas shall have received the opinion of Morrison & Foerster LLP, counsel to Electroglas, dated the Closing Date and addressed to Electroglas, to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Electroglas and Knights will each be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering any such opinion, such counsel may require and, to the extent they deem necessary and appropriate, may rely upon representations made in certificates of officers of Knights, Electroglas, Newco, affiliates of the foregoing and others.

         8.6      OPINION OF COUNSEL FOR KNIGHTS.

                  Electroglas shall have received a copy of an opinion, dated the Closing Date, of John Arnold, counsel for Knights, reasonably satisfactory to Electroglas covering matters typical for a transaction such as the one contemplated by this Agreement.

         8.7      REQUISITE APPROVALS.

                  The principal terms of this Agreement and the Agreement of Merger shall have been approved and adopted by the written consent or vote of the Knights Shareholders in accordance with the CCC.

         8.8      NO LITIGATION.

                  No litigation or proceeding shall be pending which will have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in this Agreement. No litigation or proceeding shall be pending which could reasonably be expected to have a material adverse effect on the financial condition or results of operations of Knights that has not been previously disclosed to Electroglas herein.

         8.9      DOCUMENTS.

                  Electroglas shall have received all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by Electroglas' legal counsel to provide for the continuation in full force and effect of any and all material contracts and leases of Knights, except as disclosed in the Knights Disclosure Letter, and for Electroglas to consummate the transactions contemplated hereby.

         8.10     ESCROW.

                  Electroglas shall have received the Escrow Agreement, substantially in the form attached hereto as Exhibit B, executed by the Knights and the Principal Knights Shareholders, which agreement provides for the escrow of the Escrow Assets on the terms and conditions of the Escrow Agreement.

         8.11     DUE DILIGENCE REVIEW

                  The business of Knights shall not have undergone or suffered any material adverse change (other than on account of matters which affect generally the economy or the industry in which Knights is engaged or events triggered by Electroglas' statements as to its intentions regarding its future management of Knights), and Electroglas shall have not become aware of, nor shall its due diligence investigation of Knights have revealed, any facts or circumstances or conditions specific to Knights that have or would have a material adverse effect on the business of Knights.

         8.12     EFFECTIVENESS OF REGISTRATION STATEMENT

                  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceedings or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and any necessary approvals under state securities laws relating to the issuance or trading of the Electroglas Common Stock to be issued to the Knights Shareholders in connection with the Merger shall have been received.

         8.13     EXCLUDED SHARES

                  The Excluded Shares of Common Stock shall not exceed five percent of the shares of Common Stock issued and outstanding on the Closing Date and no holders of Preferred Stock shall have exercised dissenters' rights under the CCC.

         8.14     AUDITED KNIGHTS FINANCIAL STATEMENTS

                  Knights shall have delivered to Electroglas Knights' audited balance sheet as of December 31, 1996 (the "Balance Sheet Date") and Knights' audited income statement for the period from January 1, 1995 through December 31, 1996.

                           9. TERMINATION OF AGREEMENT

         9.1      TERMINATION.

                  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Knights:

                           (a) by the mutual written consent of Electroglas and Knights;

                           (b) Unless otherwise specifically provided herein or agreed in writing by Electroglas and Knights, upon notice by either party, this Agreement will be terminated if all the conditions to Closing have not been satisfied or waived on or before July 15 1997, (the "Final Date") other than as a result of a breach of this Agreement by the terminating party.

                           (c) by Knights, if there has been a breach by Electroglas of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Electroglas, or if any representation of Electroglas will have become untrue, in either case which has or can reasonably be expected to have a material adverse effect on Electroglas and which Electroglas fails to cure within a reasonable time, not to exceed thirty (30) days, after written notice thereof (except that no cure period will be provided for a breach by Electroglas which by its nature cannot be cured);

                           (d) by Electroglas, if there has been a breach by Knights of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Knights, or if any representation of Knights will have become untrue, in either case which has or can reasonably be expected to have a material adverse effect on Knights and which Knights fails to cure within a reasonable time not to exceed thirty (30) days after written notice thereof (except that no cure period will be provided for a breach by Knights which by its nature cannot be cured); or

                           (e) by either party, if a permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger will have been issued and will have become final and nonappealable.

         Any termination of this Agreement under this Section 9.1 will be effective by the delivery of written notice of the terminating party to the other party hereto.

         9.2      CERTAIN CONTINUING OBLIGATIONS.

                  Following any termination of this Agreement pursuant to this
Section 9, the parties hereto will continue to perform their respective obligations under Sections 11.2 through 11.8 but will not be required to continue to perform their other covenants under this Agreement.

         10. SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
                              CONTINUING COVENANTS

         10.1     SURVIVAL OF REPRESENTATIONS.

                  10.1.1 REPRESENTATIONS OF KNIGHTS AND THE PRINCIPAL KNIGHTS SHAREHOLDERS. All representations, warranties and covenants of Knights and the Principal Knights Shareholders contained in this Agreement will remain operative and in full force and effect (but only as of the date they were made and as of the date of Closing) after the Closing, regardless of any investigation made by or on behalf of the parties to this Agreement; provided, however, that no claim for violations of representations and warranties by Knights contained in this agreement shall be made unless Electroglas gives written notice to Knights on or prior to the day one year after the Closing (the "Applicable Expiration Date.").

         Except for the obligations of Knights and the Principal Knights Shareholders under Sections 11.2 through 11.8, the representations, warranties and covenants of Knights and the Principal Knights Shareholders contained in this Agreement will terminate as of the termination of this Agreement in accordance with its terms.

                  10.1.2 REPRESENTATIONS OF ELECTROGLAS. Except for Electroglas' obligations pursuant to Sections 11.2 through 11.8, Electroglas' representations, warranties and covenants contained in this Agreement will terminate as of the termination of this Agreement in accordance with its terms or, if the Closing occurs, such representations, warranties and covenants will remain operative and in full force and effect after the Closing until the termination of the Escrow as provided below.

         10.2     AGREEMENT TO INDEMNIFY; DAMAGES.

                  10.2.1 GENERAL INDEMNIFICATION BY KNIGHTS SHAREHOLDERS; DAMAGES. Subject to the limitations set forth in this
                           Section 10.2, the Knights Shareholders will indemnify and hold harmless Electroglas and its respective officers, directors, agents and employees, and each person, if any, who controls or may control Electroglas within the meaning of the Securities Act (hereinafter in this Section 10.2 referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses including, without limitation, reasonable legal fees (collectively, "Damages"):

                           (a) Arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given or made by Knights or the Principal Knights Shareholders in this Agreement or any certificate, document or instrument delivered by or on behalf of Knights or by one of the Knights Shareholders pursuant hereto; or

                           (b) Resulting from any failure of any Knights Shareholder to have good, valid and marketable title to the issued and outstanding Knights capital stock held by such shareholders, free and clear of all liens, claims, pledges, options, adverse claims, assessments or charges of any nature whatsoever, or to have full right, capacity and authority to vote such Knights capital stock in favor of the Merger and the other transactions contemplated by the Agreement of Merger.

                           10.2.2   LIMITATIONS. Except as provided under
                                    Section 10.2.3, this Section sets forth the sole and exclusive remedies of the Indemnified Persons for misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given by or on behalf of Knights or by one of the Knights Shareholders pursuant hereto. The Knights Shareholders shall not incur liability under Sections 10.2.1, beyond the Escrow Assets. The Indemnified Persons shall exercise their remedies only with respect to the Escrow Assets and any other assets deposited in escrow pursuant to the Escrow Agreement. The Knights Shareholders shall settle any claims for indemnification or payment by returning to Electroglas shares of Electroglas Common Stock valued at the Closing Price and/or cash from the Escrow Assets.

                           10.2.3 EXCEPTIONS TO LIMITATIONS. None of the provisions of this Section 10 or of the Escrow Agreement shall in any manner limit the liability or indemnification obligations of the Principal Knights Shareholders with respect to (i) claims of intentional misrepresentation or fraud or (ii) any criminal matters.

                           10.2.4 SURVIVAL OF CLAIMS. Notwithstanding anything to the contrary, if, prior to the expiration of a particular representation or warranty, an Indemnified Person makes a claim for indemnification or Damages under either this Agreement or the Escrow Agreement with respect to a misrepresentation or breach of such representation or warranty, then the Indemnified Person's rights to indemnification under this Section 10.2 for such claim shall survive any expiration of such representation or warranty.

                           10.2.5 INDEMNIFICATION AND PAYMENT PROCEDURES. Thomas Sherby, Dag Tellefsen and Gerald Liu shall act as representatives of the Knights Shareholders ("Representatives") for purposes of the Escrow Agreement and the provisions of Section 1.3 hereof and this
                                    Section 10.2, are duly authorized to act as Representatives and may bind the Knights Shareholders. Promptly after the receipt by Electroglas of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification or payment rights for Damages under this Agreement, Electroglas will give the Representatives and the Escrow Agent written notice of such claim, damage, legal action or proceeding (a "Claim") in accordance with Section 3 of the Escrow Agreement. Electroglas may assert a claim at any time prior to the Expiration Date. Within ten days of delivery of such written notice, the Representatives may, at the expense of the Knights Shareholders, elect to take all necessary steps properly to contest any Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to the Representatives. If the Representatives make the foregoing election, Electroglas will have the right to participate at its own expense in all proceedings. If the Representatives do not make such election, Electroglas shall be free to handle the prosecution or defense of any such Claim, will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to Electroglas, and will notify the Representatives of the progress of any such Claim, will permit the Representatives, at the sole cost of the Knights Shareholders, to participate in such prosecution or defense and will provide the Knights Shareholders with reasonable access to all relevant information and documentation relating to the Claim and Electroglas' prosecution or defense thereof. In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim. Neither party will compromise or settle any such Claim without the written consent of either Electroglas (if the Representatives defend the Claim) or the Representatives (if Electroglas defends the Claim), such consent not to be unreasonably withheld.

                                11. MISCELLANEOUS

         11.1     REGISTRATION STATEMENT.

                  11.1.1 PROXY STATEMENT/PROSPECTUS. As promptly as practicable after the execution of this Agreement, Knights and Electroglas shall prepare, and Electroglas shall file with the SEC, a Registration Statement on Form S-4 with respect to the Merger and Electroglas Common Stock constituting the merger consideration, which shall include necessary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the shareholders of Knights. The Registration Statement on Form S-4 shall comply in form with applicable SEC requirements and Electroglas shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of Knight in favor of the Merger which shall not be changed unless the Board of Directors of Knights, upon written advice of its outside legal counsel following receipt of a written proposal or offer for an acquisition similar to the transactions contemplated herein, shall determine that to include such recommendation or not withdraw such recommendation if previously included would constitute a breach of the Board's fiduciary duty under applicable law.

                  11.1.2 MEETING OF KNIGHTS' SHAREHOLDERS. Knights shall promptly after the date hereof take all action necessary in accordance with California Law and its Articles of Incorporation and Bylaws to convene Knights' Shareholders' Meeting as soon as practicable. Knights shall not postpone or adjourn (other than for the absence of a quorum) Knights Shareholders' Meeting without the consent of Electroglas. Knights shall use its best efforts to solicit from shareholders of Knight proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of shareholders required by California Law to effect the Merger.

         11.2     GOVERNING LAW DISPUTE RESOLUTION.

                  The internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. Any dispute hereunder ("Dispute") shall be settled by arbitration in San Francisco, California, and, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA Rules") then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute.

                  11.2.1 COMPENSATION OF ARBITRATOR. Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by the American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

                  11.2.2 SELECTION OF ARBITRATOR. The American Arbitration Association will have the authority to select an arbitrator from a list of arbitrators who are lawyers familiar with California contract law; provided, however, that such lawyers cannot work for a firm then performing services for either party, that each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish and that the American Arbitration Association will select the arbitrator from the list of arbitrators as to whom neither party makes any such objection. In the event that the foregoing procedure is not followed, each party will choose one person from the list of arbitrators provided by the American Arbitration Association (provided that such person does not have a conflict of interest), and the two persons so selected will select from the list provided by the American Arbitration Association the person who will act as the arbitrator.

                  11.2.3 PAYMENT OF COSTS. Electroglas and Knights or the Knights Shareholders after the Closing will bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will award to the prevailing party, as determined by the arbitrator, all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party.

                  11.2.4 BURDEN OF PROOF. For any Dispute submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

                  11.2.5 AWARD. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the award.

                  11.2.6 TERMS OF ARBITRATION. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

                  11.2.7 EXCLUSIVE REMEDY. Except as specifically otherwise provided in this Agreement, arbitration will be the sole and exclusive remedy of the parties for any Dispute arising out of this Agreement.

         11.3     ASSIGNMENT: BINDING UPON SUCCESSORS AND ASSIGNS.

                  Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         11.4     SEVERABILITY.

                  If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

         11.5     COUNTERPARTS.

                  This Agreement may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of both parties reflected hereon as signatories.

         11.6     OTHER REMEDIES.

                  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

         11.7     AMENDMENT AND WAIVERS.

                  Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the Knights shareholders.

         11.8     NO WAIVER.

                  The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions. The waiver by any party of the right to enforce any of the provisions hereof on any occasion will not be construed to be a waiver of the right of such party to enforce such provision on any other occasion.

         11.9     EXPENSES.

                  Each party will bear its respective expenses and fees of its own accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement and the transactions contemplated hereby; provided, however, that if the Merger is consummated, Electroglas will pay at or immediately before the Closing the reasonable accounting and attorneys' fees and expenses incurred by Knights in connection with the Merger. Knights will not incur in connection with the Merger expenses of more than $125,000 for fees and expenses of lawyers and accountants, unless in either case any such fees or expenses incurred by Knights in excess of the applicable amount set forth for above are paid by the Knights Shareholders on or before the Closing (if such payment is not made, Electroglas will pay such excess fees or expenses, in which event Electroglas will be entitled to be reimbursed by the Knights Shareholders for such payment and, if not so reimbursed, Electroglas will be entitled to treat the amount of payment as Damages recoverable under Section 10.2 and the Escrow Agreement).

         11.10    NOTICES.

                  Any notice or other communication required or permitted to be given under this Agreement will be in writing, will be delivered personally or by mail or express delivery, postage prepaid, and will be deemed given upon actual delivery or, if mailed by registered or certified mail, on the third business day following deposit in the mails, addressed as follows:

     It to Electroglas:
     Electroglas, Inc.
     3045 Stender Way
     Santa Clara, CA  95054
     Attention:  Curtis S. Wozniak, Chief Executive Officer

         with a copy to:


     Morrison & Foerster LLP
     755 Page Mill Road
     Palo Alto, CA 94304
     Attention:  Stephen M. Tennis
     Phone:  (415) 813-5600
     Fax:   (415) 494-0792

     If to Knights:
         Thomas A. Sherby, President and Chief Executive Officer

     Knights Technology, Inc.
     155 North Wolfe Road
     Sunnyvale, CA  95086

         with a copy to:

     John Arnold
     104 Highland Terrace
     Woodside, CA  94062


         or to such other address as the party in question may have furnished to the other party by written notice given in accordance with this Section 11.9.

         11.11    CONSTRUCTION OF AGREEMENT.

                  The language hereof will not be construed for or against either party. A reference to an article, section or exhibit will mean an article or section in, or an exhibit to, this Agreement, unless otherwise explicitly set forth. The titles and headings in this Agreement are for reference purposes only and will not in any manner limit the construction of this Agreement. For the purposes of such construction, this Agreement will be considered as a whole.

         11.12    NO JOINT VENTURE.

                  Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other, and the parties' status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

         11.13    FURTHER ASSURANCES.

                  Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by the other party to evidence and reflect the transactions provided for herein and to carry into effect the intent of this Agreement.

         11.14    ABSENCE OF THIRD PARTY BENEFICIAL RIGHTS.

                  No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner or employee of any party hereto or any other person or entity, unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement.

         11.15    PUBLIC ANNOUNCEMENT.

                  Electroglas and Knights will issue a press release approved by both parties announcing the Merger as soon as practicable following the execution of this Agreement. Electroglas may issue such press releases, and make such other disclosures regarding the Merger, as it determines to be required or appropriate under applicable securities laws or NASD rules after reasonable consultation, where possible, with Knights. Knights will not make any other public announcement or disclosure of the transactions contemplated by this Agreement. Knights will take all reasonable precautions to prevent any trading in the securities of Electroglas by officers, directors, employees and agents of Knights, having knowledge of any material information regarding Electroglas provided hereunder until the information in question has been publicly disclosed.

         11.16    CONFIDENTIAL.

                  Except as expressly authorized by Electroglas in writing, Knights will not directly or indirectly divulge to any person or entity or use any Electroglas Confidential Information, except as required for the performance of its duties under this Agreement. Except as expressly authorized by Knights in writing, Electroglas will not directly or indirectly divulge to any person or entity or use any Knights Confidential Information, except as required for the performance of its duties under this Agreement. As used herein, "Electroglas Confidential Information" consists of (a) any information designated by Electroglas as confidential whether developed by Electroglas or disclosed to Electroglas by a third party, (b) the source code to any Electroglas software and any trade secrets relating to any of the foregoing, and (c) any information relating to Electroglas' product plans, product designs, product costs, product prices, product names, finances, marketing plans, business opportunities, personnel, research development or know-how. As used herein, "Knights Confidential Information" consists of (x) any information designated by Knights as confidential whether developed by Knights or disclosed to Knights by a third party, (y) the source code to any Knights software, and any trade secrets related to any of the foregoing, and (z) any information relating to Knights product plans, product designs, product costs, product prices, product names, finances, marketing plan, business opportunities, personnel, research, development or know-how. "Electroglas Confidential Information" and "Knights Confidential Information" also include the terms and conditions of this Agreement, except as disclosed in accordance with Section
11.14 above. The foregoing restriction will apply to information about a party whether or not it was obtained from such party's employees, acquired or developed by the other party during such other party's performance under this Agreement, or otherwise learned. The foregoing restrictions will not apply to information that (i) has become publicly known through no wrongful act of the receiving party, (ii) has been rightfully received from a third party authorized by the party which is the owner, creator or compiler to make such disclosure without restriction, (iii) has been approved or released by written authorization of the party which is the owner, creator or compiler, or (iv) is being or has therefore been disclosed pursuant to a valid court order after a reasonable attempt has been made to notify the party which is the owner, creator or compiler.

         11.17    ENTIRE AGREEMENT.

                  This Agreement, the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter hereof. The express term is hereof control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



ELECTROGLAS, INC.                  KNIGHTS TECHNOLOGY, INC.


By. /s/ Curtis S. Wozniak          By:  /s/ Thomas A. Sherby
   ---------------------------         -----------------------------------------
    Curtis S. Wozniak                   Thomas A. Sherby, President and Chief
    Chief Executive Officer             Executive Officer


                                   PRINCIPAL KNIGHTS SHAREHOLDERS

                                   /s/ Thomas A. Sherby
                                   ---------------------------------------------
                                   Thomas A. Sherby

                                   /s/ Mary P. Korn
                                   ---------------------------------------------
                                   Mary P. Korn

                                   /s/ Shao-Hung Gerald Liu
                                   ---------------------------------------------
                                   Shao-Hung Gerald Liu

                                   APPENDIX B


                                ESCROW AGREEMENT

         This Escrow Agreement (this "AGREEMENT") is entered into as of April __, 1997, by and among Electroglas, Inc., a Delaware corporation
("ELECTROGLAS"), Knights Technology, Inc., a California corporation ("KNIGHTS") and Thomas Sherby, Dag Tellefsen and Gerald Liu, as representatives ("REPRESENTATIVES") of the shareholders of Knights (collectively, the "HOLDERS"), and _____________________________________, as "ESCROW AGENT."

         A. Knights, certain shareholders of Knights and Electroglas have entered into an Agreement and Plan of Reorganization dated as of March __, 1997 (the "PLAN") pursuant to which Newco, a wholly-owned subsidiary of Electroglas is to merge with and into Knights in a reverse triangular merger (the "MERGER"), with Knights to be the surviving corporation. The capitalized terms used in this Agreement and not otherwise defined herein will have the meanings given them in the Plan. A copy of the Plan is simultaneously being delivered to the Escrow Agent.

         B. Pursuant to the Plan, _________ shares of Electroglas Common Stock and funds in the aggregate amount $________ are to be distributed to the Holders.

         C. The Plan provides that on the Closing Date, that Electroglas will withhold, pro rata, from the Holders the total additional cash payable thereto under Section 1.7 of the Plan (the "KNIGHTS SHAREHOLDER CASH"); provided, however, that such amount withheld (the "ESCROW CASH") shall not exceed 10% of the sum of (i) the product of the aggregate number of shares of Electroglas Common Stock issued upon the conversion of the Knights Stock as provided in
Section 1.1 of the Plan multiplied by the Closing Price plus (ii) the Knights Shareholder Cash (the "TARGET ESCROW CASH") . In addition, the Plan provides that if the Escrow Cash is less than the Target Escrow Cash, then Electroglas will withhold, pro rata, from the Holders the number of shares of Electroglas Common Stock issued to them in the Merger equal to the quotient of (a) the Target Escrow Cash minus the Escrow Cash divided by (b) the Closing Price (the "ESCROW SHARES"). The Plan further provides that the Escrow Cash and Escrow Shares (the "ESCROW ASSETS") shall be placed in an escrow account (the "ESCROW ACCOUNT") to secure certain indemnification and payment obligations of the Holders to Electroglas and other Indemnified Persons (as defined in Section 10.2 of the Plan) under the Plan on the terms and conditions set forth herein. The Escrow Assets required to be deposited in the Escrow Account pursuant to this Agreement are shown on Attachment A attached hereto.

         D. The parties hereto desire to establish the terms and conditions pursuant to which the Escrow Assets will be deposited, held in, and disbursed from the Escrow Account.

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1.       ESCROW AND INDEMNIFICATION

                  (a) ESCROW OF ASSETS. Promptly after the Effective Time of the Merger, Electroglas and/or its transfer agent will deposit the Escrow Assets deducted from the shares and any cash to be distributed to the Holders in the Merger with the Escrow Agent, who will hold such shares and any cash in escrow as collateral for the indemnification and payment obligations of the Holders under Sections 1.3 and 10.2 of the Plan until Electroglas is required to release such Escrow Assets pursuant to the terms of this Agreement. The Escrow Assets will include "ADDITIONAL ESCROW SHARES" as that term is defined in
Section 2(a) of this Agreement. The Escrow Agent agrees to accept delivery of the Escrow Assets and to hold such Escrow Assets in escrow subject to the terms and conditions of this Agreement. The Escrow Agent further agrees that any Escrow Cash shall be invested in short term treasury bills and/or certificates of deposit of a major commercial bank.

                  (b) INDEMNIFICATION. Electroglas and the other Indemnified Persons are indemnified pursuant to the terms of Section 10.2 of the Plan (which terms are incorporated herein by reference) from and against any Damages, subject to the limitations and conditions set forth in Section 10.2 of the Plan and herein. (For purposes of this Agreement, references to Electroglas will include all other Indemnified Persons, as applicable.) The Escrow Assets will be security for this indemnity obligation and payment of Damages, subject to the limitations, and in the manner provided, in Section 10.2 of the Plan and this Agreement. Thomas Sherby, Dag Tellefsen and Gerald Liu shall act as Representatives of the Holders for purposes of this Agreement and each are duly authorized to be such Representatives. The Representatives may bind the Holders for the purpose of this Agreement and take any other action hereunder as Representatives that is approved by a majority of the Representatives. Promptly after the receipt by Electroglas of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification rights under the Plan, Electroglas will give the Representatives and the Escrow Agent written notice of such claim, damage, legal action or proceeding (a "CLAIM") in accordance with
Section 3 hereof. Electroglas may assert a claim at any time prior to the Applicable Expiration Date. Within thirty calendar days of delivery of such written notice, the Representatives may, at the expense of the Holders, elect to take all necessary steps properly to contest any Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to the Representatives. If the Representatives make the foregoing election, Electroglas will have the right to participate at its own expense in all proceedings. If the Representatives do not make such election, Electroglas shall be free to handle the prosecution or defense of any such Claim, will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to Electroglas, and will notify the Representatives of the progress of any such Claim, will permit the Representatives, at the sole cost of the Holders, to participate in such prosecution or defense and will provide the Representatives with reasonable access to all relevant information and documentation relating to the Claim and Electroglas' prosecution or defense thereof. In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim. Neither party will compromise or settle any such Claim without the written consent of either Electroglas (if the Representatives defend the Claim) or the Representatives (if Electroglas defends the Claim), such consent not to be unreasonably withheld.

                  (c)      LIMITATIONS ON LIABILITY. Except as provided under
Section 10.2.3 of the Plan, Section 10.2 of the Plan sets forth the sole and exclusive remedies of the Indemnified Persons for misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given by or on behalf of Knights or by one of the Principal Holders pursuant to the Plan. The Holders shall not incur liability under Section 10.2 of the Plan or under this Agreement beyond the Escrow Assets and the Indemnified Persons shall exercise their remedies under the Plan and this Agreement only with respect to the number of Escrow Shares and any cash amount set forth next to each Holder's name on Attachment A.

         2.       VOTING OF ESCROW SHARES; RELEASE OF ESCROW ASSETS.

                  (a) DIVIDENDS, VOTING AND RIGHTS OF OWNERSHIP. Except for tax-free dividends paid in stock declared with respect to the Escrow Shares pursuant to Section 305(a) of the Code ("ADDITIONAL ESCROW SHARES"), any cash dividends, dividends payable in securities or other distributions of any kind made in respect of the Escrow Shares will be distributed currently by Electroglas to each Holder. The Holder will have the right to vote the Escrow Shares deposited in the Escrow Account for the account of such Holder so long as such Escrow Shares are held in escrow, and Electroglas will take all reasonable steps necessary to allow the exercise of such rights. While the Escrow Shares remain in the Escrow Agent's possession pursuant to this Agreement, the Holder will retain and will be able to exercise all other incidents of ownership of said Escrow Shares that are not inconsistent with the terms and conditions hereof.

                  (b) DISTRIBUTIONS TO HOLDERS. Twelve months after the Closing Date (the "FINAL RELEASE Date"), the Escrow Agent will release from escrow to each Holder such Holder's Escrow Assets as set forth in Attachment A, plus that portion of all Additional Escrow Shares related to the Escrow Shares, less (A) any Escrow Assets delivered to Electroglas in accordance with Section 4 hereof in satisfaction of Claims by Electroglas and (B) any Escrow Assets subject to delivery to Electroglas in accordance with Section 4 hereof with respect to any then pending but unresolved Claims of Electroglas. Any Escrow Assets held as a result of clause (B) will be released to the Holder or released to Electroglas (as appropriate) promptly upon resolution of each specific Claim involved. Notwithstanding anything to the contrary in this Escrow Agreement, the Escrow Agent shall not deliver any Escrow Assets out of the Escrow to Electroglas until Claims exceed $50,000, and then shall deliver to Electroglas the full amount of such Claims in accordance with Section 4 hereof.

                  (c) RELEASE OF ESCROW ASSETS. The Escrow Assets will be held by Escrow Agent until required to be released pursuant to Section 2(b) above. Within five business days after the applicable release condition is met, Escrow Agent will deliver to the Holders the requisite number of Escrow Shares and any amount of Escrow Cash to be released on such date as identified by Electroglas and the Representatives to the Escrow Agent in writing. Such delivery will be in the form of stock certificates issued in the name of such Holders and cash, as applicable. Electroglas and the Representatives undertake to deliver a timely notice to Escrow

Agent identifying the number of Escrow Shares and any amount of Escrow Cash to be released within such five-day period. Electroglas will take such action as may be necessary to cause stock certificates and checks, as applicable, to be issued in the name of the Holders. Escrow Agent will have such stock certificates and checks, as applicable, in its possession no later than three business days prior to the day on which Escrow Agent is to deliver such certificates to the Holders. CERTIFICATES REPRESENTING ESCROW SHARES SHALL BEAR THE FOLLOWING LEGEND DURING THE ESCROW PERIOD, BEFORE THE FINAL RELEASE DATE, INDICATING THAT THEY ARE SUBJECT TO THE AGREEMENT:

         "THE SECURITIES REPRESENTED HEREBY MAY ONLY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN ACCORDANCE WITH THE TERMS OF AN ESCROW AGREEMENT AMONG THE HOLDER THEREOF, ELECTROGLAS, INC. AND ________________________________. A COPY OF SUCH AGREEMENT IS
         ON FILE AT THE PRINCIPAL OFFICE OF ELECTROGLAS, INC."

Cash will be paid in lieu of fractions of Escrow Shares in an amount equal to the Closing Price. Within five business days after written request from the Representative, Electroglas will submit a certified schedule of the cash amounts payable for fractional shares and will deposit with Escrow Agent sufficient funds to pay such cash amounts for fractional shares.

                  (d) NO ENCUMBRANCE. No Escrow Assets or any beneficial interest may be pledged, sold, assigned or transferred, including by operation of law, by a Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Holder (other than such Holder's obligations under Section 10.2 of the Plan), prior to the delivery to such Holder of the Escrow Assets by the Escrow Agent.

                  (e) POWER TO TRANSFER ESCROW ASSETS. The Escrow Agent is hereby granted the power to effect any distribution of Escrow Assets contemplated by this Agreement. Electroglas will cooperate with the Escrow Agent in promptly issuing stock certificates to effect such transfers.

         3.        NOTICE OF CLAIM.

                  (a)      Each notice of a Claim by Electroglas pursuant to
Section 1(b) (the "NOTICE OF CLAIM") will be in writing and will contain the following information to the extent it is reasonably available to Electroglas:

                           (i)      Electroglas' good faith estimate of the
reasonably foreseeable maximum amount of the alleged Damages (which amount may be the amount of damages claimed by a third party plaintiff in an action brought against Electroglas or Knights based on alleged facts, which if true, would constitute a breach of Knights' representations and warranties); and

                           (ii)     A brief description in reasonable detail of
the facts, circumstances or events giving rise to the alleged Damages based on Electroglas' good faith belief thereof, including, without limitation, the identity and address of any third-party claimant (to the extent reasonably available to Electroglas) and copies of any formal demand or complaint.

                  (b) The Escrow Agent will not transfer any of the Escrow Assets held in the Escrow Account to Electroglas pursuant to a Notice of Claim until such Notice of Claim has been resolved in accordance with Section 4 below.

         4.       RESOLUTION OF NOTICE OF CLAIM AND DISTRIBUTION OF ESCROW
                  ASSETS.

         Any Notice of Claim received by the Representatives and the Escrow Agent pursuant to Section 3 above will be resolved as follows:

                  (a) UNCONTESTED CLAIMS. In the event that the Representatives do not contest a Notice of Claim in writing to the Escrow Agent and Electroglas, the Escrow Agent will immediately deliver to Electroglas that number of Escrow Shares for cancellation and an amount of Escrow Cash, if applicable, having a value (where the value of the Escrow Shares is determined pursuant to Section 4(c) hereof) equal to the amount of Damages specified in the Notice of Claim, which will be allocated among the Holders in proportion to their percentage interests in the Escrow Assets set forth on Attachment A, and will notify the Representatives of such transfer.

                  (b) CONTESTED CLAIMS. To recover Claims under this Escrow it will not be necessary to institute an arbitration pursuant to Section 11.2 of the Plan; the arbitrator hereunder being authorized to determine the existence of Claims, as well as the amount of Damages associated therewith. In the event that the Representatives give written notice contesting all, or a portion of, a Notice of Claim to Electroglas and the Escrow Agent (a "CONTESTED CLAIM") within the 30-day period provided above, matters that are subject to third party claims brought against Electroglas or Knights in a litigation or arbitration will await the final decision, award or settlement of such litigation or arbitration, while matters that arise between Electroglas on the one hand and Knights on the other hand ("ARBITRABLE CLAIMS"), will be settled by binding arbitration. Any portion of the Notice of Claim that is not contested will be resolved as set forth above in Section 4(a). The final decision of the arbitrator will be furnished to the Escrow Agent, the Representatives and Electroglas in writing and will constitute a conclusive determination of the issue in question, binding upon the Holders and Electroglas. After notice that the Notice of Claim is contested by the Representatives, the Escrow Agent will continue to hold in the Escrow Account Escrow Assets having a value (where the value of Escrow Shares is determined pursuant to Section 4(c) hereof) sufficient to cover such Claim (notwithstanding the expiration of the Final Release Date) until (i) execution of a settlement agreement by Electroglas and the Representatives setting forth a resolution of the Notice of Claim, or (ii) receipt of a copy of the final award of the arbitrator.

                           (i)      ARBITRATION. Any Arbitrable Claim shall be
settled by arbitration in San Francisco, California, and, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA RULES") then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.

                           (ii)     COMPENSATION OF ARBITRATOR. Any such
arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by the American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

                           (iii)    SELECTION OF ARBITRATOR. The American
Arbitration Association will have the authority to select an arbitrator from a list of arbitrators who are partners in a nationally recognized firm of independent certified public accountants from the management advisory services department (or comparable department or group) of such firm; provided, however, that such firm cannot be the firm of certified public accountants then auditing the books and records of either party or providing management or advisory services for either party, that each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish and that the American Arbitration Association will select the arbitrator from the list of arbitrators as to whom neither party makes any such objection. In the event that the foregoing procedure is not followed, each party will choose one person from the list of arbitrators provided by the American Arbitration Association (provided that such person does not have a conflict of interest), and the two persons so selected will select from the list provided by the American Arbitration Association the person who will act as the arbitrator.

                           (iv)     PAYMENT OF COSTS. Electroglas and the
Holders will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided however, that the prevailing party in any arbitration will be entitled to an award of attorneys' fees and costs, and all costs of arbitration, including those provided for above, will be paid by the losing party, and the arbitrator will be authorized to make such determinations. The Holders' liability for such fees and expenses of arbitration will be paid by Electroglas and will be recovered as a Claim hereunder out of the Escrow Assets.

                           (v)      BURDEN OF PROOF. For any Arbitrable Claim
submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

                           (vi)     AWARD. Upon the conclusion of any
arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the award.

                           (vii)    TERMS OF ARBITRATION. The arbitrator chosen
in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement or the Plan.

                           (viii)   EXCLUSIVE REMEDY. Except as specifically
otherwise provided in this Agreement or the Plan, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Claim arising out of this Agreement.

                  (c) DETERMINATION OF AMOUNT OF CLAIMS. Any amount owed to Electroglas hereunder, determined pursuant to Section 4(a) or (b) above, will be immediately payable to Electroglas out of the Escrow Assets then held by the Escrow Agent on a pro rata basis between the Holders at a per share value for all Escrow Shares equal to the Closing Price of Electroglas Common Stock.

                  (d) NO EXHAUSTION OF REMEDIES. Electroglas need not exhaust any other remedies that may be available to it except as otherwise provided in the Plan but shall proceed directly in accordance with the provisions of this Agreement. Electroglas may institute Claims against the Escrow Assets and in satisfaction thereof may recover Escrow Assets, in accordance with the terms of this Agreement, without making any other Claims directly against the Holders and without rescinding or attempting to rescind the transactions consummated pursuant to the Plan. The assertion of any single Claim for indemnification hereunder will not bar Electroglas from asserting other Claims hereunder.

                  5.       LIMITATION OF ESCROW AGENT'S LIABILITY.

                  (a) The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction, except its own willful misconduct or gross negligence. The Escrow Agent shall have no duty to inquire into or investigate the validity, accuracy or content of any document delivered to it. The Escrow Agent will not be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice or opinion of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it.

                  (b) In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the Escrow Account, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: (i) resign so a successor can be appointed pursuant to Section 9 hereof or (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under this Agreement, and Electroglas will pay the Escrow Agent all costs, expenses and reasonable attorney's fees expended or incurred by the Escrow Agent pursuant to the exercise of Escrow Agent's rights under this
Section 5 (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 8 hereof). Electroglas shall be entitled to reimbursement from the Holders of any extraordinary fees and expenses of Escrow Agent in the event Electroglas prevails in such dispute pursuant to Section 8 hereof.

                  (c) Each other party hereto, jointly and severally (each an "INDEMNIFYING PARTY" and together the "INDEMNIFYING PARTIES"), hereby covenants and agrees to reimburse, indemnify and hold harmless Escrow Agent, Escrow Agent's officers, directors, employees, counsel and agents (severally and collectively, "ESCROW AGENT"), from and against any loss, damage, liability or loss suffered, incurred by, or asserted against Escrow Agent (including amounts paid in settlement of any action, suit, proceeding, or claim brought or threatened to be brought and including reasonable expenses of legal counsel) arising out of, in connection with or based upon any act or omission by Escrow Agent (and/or any of its officers, directors, employees, counsel or agents) relating in any way to this Agreement or Escrow Agent's services hereunder. This indemnity shall exclude gross negligence and willful misconduct on Escrow Agent's part. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

                  (d) Each Indemnifying Party may participate at its own expense in the defense of any claim or action that may be asserted against Escrow Agent, and if the Indemnifying Parties so elect, the Indemnifying Parties may assume the defense of such claim or action; PROVIDED, HOWEVER, that if there exists a conflict of interest that would make it inappropriate, in the sole discretion of the Escrow Agent, for the same counsel to represent both Escrow Agent and the Indemnifying Parties, Escrow Agent's retention of separate counsel shall be reimbursable as herein above provided. Escrow Agent's right to indemnification hereunder shall survive Escrow Agent's resignation or removal as Escrow Agent and shall survive the termination of this Agreement by lapse of time or otherwise.

                  (e) Escrow Agent hereby warrants that Escrow Agent will notify each Indemnifying Party by letter, or by telephone or telecopy confirmed by letter, of any receipt by Escrow Agent of a written assertion of a claim against Escrow Agent, or any action commenced against Escrow Agent, within ten business days after Escrow Agent's receipt of written notice of such claim. However, Escrow Agent's failure to so notify each Indemnifying Party shall not operate in any manner whatsoever to relieve an Indemnifying Party from any liability that it may have otherwise than on account of this Section 5.

                  (f) Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys. The Escrow Agent shall have no liability for the conduct of any outside attorneys, accountants or other similar professionals it retains. Nothing in this Agreement shall be deemed to impose upon Escrow Agent any duty to qualify to do business or to act as a fiduciary or otherwise in any jurisdiction other than the State of California.

         6.        NOTICES.

         All notices, instructions and other communications required or permitted to be given hereunder or necessary or convenient in connection herewith must be in writing and will be deemed delivered (i) when personally served or when delivered by telex or facsimile (to the telex or facsimile number of the person to whom the notice is given), (ii) the first business day following the date of deposit with an overnight courier service or (iii) on the earlier of actual receipt or the third business day following the date on which the notice is deposited in the United States mail, first class certified, postage prepaid, addressed as follows:

If to the Escrow Agent:               ___________________________
                                      ___________________________
                                      ___________________________
                                      Attn.:  ___________________
                                      Fax: _______________

If to Electroglas:                    Electroglas, Inc.
                                      3045 Stender Way
                                      Santa Clara, California  95054
                                      Attn.:  Chief Executive Officer
                                      Fax: (408) 982-8011

With a copy to:                       Stephen M. Tennis
                                      Morrison & Foerster LLP
                                      755 Page Mill Road
                                      Palo Alto, California  94304
                                      Fax: (415) 494-0792

If to the Representatives:            Thomas A. Sherby
                                      Knights Technology, Inc.
                                      155 North Wolfe Road
                                      Sunnyvale, California 95086

With a copy to:                       John Arnold
                                      104 Highland Terrace
                                      Woodside, California 94062
                                      Fax: (415) 851-7374

or to such other address as Electroglas, the Representatives or the Escrow Agent, as the case may be, designates in a writing delivered to each of the other parties hereto.

         7.        GENERAL.

                  (a) GOVERNING LAW, ASSIGNS. This Agreement will be governed by and construed in accordance with the internal laws of the State of California without regard to conflict-of-law principles and will be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

                  (b) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                  (c) ENTIRE AGREEMENT. Except as otherwise set forth in the Plan and the Agreement of Merger, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

                  (d) WAIVERS. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

                  (e) TAX IDENTIFICATION NUMBERS. Each party hereto, other than the Escrow Agent, shall provide the Escrow Agent with its Tax Identification Number (TIN) as assigned by the Internal Revenue Service prior to the execution of this Agreement.

         8.       EXPENSES OF ESCROW AGENT.

         All fees and expenses of the Escrow Agent incurred in the ordinary course of performing its responsibilities hereunder will be paid by Electroglas upon receipt of a written invoice by Escrow Agent. Any extraordinary fees and expenses, including without limitation any fees or expenses (including the fees or expenses of counsel to the Escrow Agent) incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Assets or the validity of a Notice of Claim, will be paid by Electroglas upon receipt of a written invoice by Escrow Agent. The Holders will be liable for any extraordinary fees and expenses of the Escrow Agent arising in connection with a dispute hereunder, in the event Electroglas prevails in such dispute. Such extraordinary fees and expenses will be paid by Electroglas and recovered as a Claim hereunder out of the Escrow Assets. The Escrow Agent shall have no duty to solicit any payments which may be due it hereunder.

         9.       SUCCESSOR ESCROW AGENT.

         In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving notice of its resignation to the parties to this Agreement, specifying a date not less than ten days following such notice date of when such resignation will take effect. Electroglas will designate a successor Escrow Agent prior to the expiration of such ten-day period by giving written notice to the Escrow Agent and the Representatives; provided, however, that Electroglas may only appoint a successor Escrow Agent without the consent of the Representatives so long as such successor is a bank or trust company which, together with its parent, has assets of at least $50 million, and may appoint any other successor Escrow Agent with the consent of the Representatives, which will not be unreasonably withheld. The Escrow Agent will promptly transfer the Escrow Assets to such designated successor.

         10.       MERGER OF ESCROW AGENT.

         In the event the Escrow Agent is merged with, acquired or otherwise combined with another entity, such successor shall be the Escrow Agent hereunder without any further action by the parties hereto.

         11.       LIMITATION OF RESPONSIBILITY.

         The Escrow Agent's duties are limited to those set forth in this Agreement, and Escrow Agent, acting as such under this Agreement, is not charged with knowledge of or any duties or responsibilities under any other document or agreement, including without limitation the Plan. Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys. Nothing in this Escrow Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as a fiduciary or otherwise in any jurisdiction other than California. Escrow Agent shall not be responsible for and shall not be under a duty to examine into or pass upon the validity, binding effect, execution or sufficiency of this Escrow Agreement or of any agreement amendatory or supplemental hereto.

         12.       AMENDMENT.

         This Agreement may be amended by the written agreement of Electroglas, the Escrow Agent and the Representatives, provided that, if the Escrow Agent does not agree to an amendment agreed upon by Electroglas and the Representatives, the Escrow Agent will resign and Electroglas will appoint a successor Escrow Agent in accordance with Section 9 above. No amendment of the Plan shall increase Escrow Agent's responsibilities or liability hereunder without Escrow Agent's written agreement.

         13.       HOLDERS' REPRESENTATIVE.

         The Representatives are authorized to take any action deemed by them appropriate or necessary to carry out the provisions of, and to determine the rights of the Holders under this Agreement and the Plan. The Representatives shall serve as the agent of the Holders for all purposes related to this Agreement and the Plan, including ,without limitation, service of process upon the Holders. By their execution of this Agreement, each Representative accepts and agrees to diligently discharge their duties and responsibilities as a Representative as set forth in this Agreement. The authorization and designation of the Representatives under this Section 13 shall be binding upon the successors and assigns of each Holder. Electroglas and the Escrow Agent shall be entitled to rely upon such authorization and designation and shall be fully protected in dealing with the Representatives, and shall have no duty to inquire into the authority of any person reasonably believed by any of them to be a Representative. The Representatives will not be entitled to receive any compensation from Electroglas in connection with this Agreement.

                     [REST OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first-above written.


ELECTROGLAS, INC.                               REPRESENTATIVES



By:  ____________________________               ________________________________
       Curtis S. Wozniak                        Thomas A. Sherby
       Chief Executive Officer                  Representative

ESCROW AGENT                                    ________________________________
                                                Dag Tellefsen
                                                Representative
_________________________________
                                                ________________________________
                                                Gerald Liu
By:______________________________               Representative
Authorized Signatory

                                  ATTACHMENT A


                            TOTAL              TOTAL
                           KNIGHTS          ELECTROGLAS       CASH            ESCROW         ESCROW      TAX I.D.
HOLDER AND ADDRESS         SHARES              SHARES        PAYMENT          SHARES          CASH        NUMBER
------------------         ------              ------        -------          ------          ----        ------

                                   APPENDIX C

                       CALIFORNIA GENERAL CORPORATION LAW

                         CHAPTER 13. Dissenters' Rights


SECTION 1300. SHAREHOLDER IN SHORT-FORM MERGER; PURCHASE AT FAIR MARKET VALUE; "DISSENTING SHARES"; "DISSENTING SHAREHOLDER"

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e)or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

         (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of Shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

         (2) Which were outstanding on the date for the determination of Shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

         (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

         (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.


SECTION 1301. NOTICE TO HOLDER OF DISSENTING SHARES OF REORGANIZATION APPROVAL; DEMAND FOR PURCHASE OF SHARES; CONTENTS OF DEMAND

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.



SECTION 1302. STAMPING OR ENDORSING DISSENTING SHARES

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.



SECTION 1303. DISSENTING SHAREHOLDER ENTITLED TO AGREED PRICE WITH INTEREST THEREON; WHEN PRICE TO BE PAID

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.



SECTION 1304. ACTION BY DISSENTERS TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR MARKET VALUE OF DISSENTING SHARES OR BOTH; JOINDER OF SHAREHOLDERS; CONSOLIDATION OF ACTIONS; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.



SECTION 1305. DUTY AND REPORT OF APPRAISERS; COURT'S CONFIRMATION OF REPORT; DETERMINATION OF FAIR MARKET VALUE BY COURT; JUDGMENT, AND PAYMENT; APPEAL; COSTS OF ACTION

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).



SECTION 1306. PREVENTION OF PAYMENT TO HOLDERS OF DISSENTING SHARES OF FAIR MARKET VALUE; EFFECT

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.



SECTION 1307. DISPOSITION OF DIVIDENDS UPON DISSENTING SHARES

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. RIGHTS AND PRIVILEGES OF DISSENTING SHARES; WITHDRAWAL OF DEMAND FOR PAYMENT

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.



SECTION 1309. WHEN DISSENTING SHARES LOSE THEIR STATUS

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.



SECTION 1310. SUSPENSION OF PROCEEDINGS FOR COMPENSATION OR VALUATION PENDING LITIGATION

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.



SECTION 1311. SHARES TO WHICH CHAPTER INAPPLICABLE

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.



SECTION 1312. ATTACK ON VALIDITY OF REORGANIZATION OR SHORT-FORM MERGER; RIGHTS OF SHAREHOLDERS; BURDEN OF PROOF

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Capitalized terms not defined herein shall have the same meanings as in the Prospectus.

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 ("Section 145") of the Delaware General Corporation Law ("DGCL") provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. Electroglas's Certificate of Incorporation provides that Electroglas shall indemnify to the fullest extent permitted by Section 145, as it now exists or as amended, all persons whom it may indemnify pursuant thereto.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Electroglas's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL.

        Electroglas maintains liability insurance insuring Electroglas's officers and directors against liabilities that they may incur in such capacities.

        See also the undertakings set out in response to Item 22.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a) The following is a complete list of exhibits filed as part of the Registration Statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.       Description of Exhibit
-----------       ----------------------

  *3.1             Certificate of Incorporation of Electroglas.

  *3.2             Bylaws of Electroglas.

   5.1             Opinion of Morrison & Foerster LLP regarding validity of the issuance of the
                   Electroglas Common Stock offered hereby.

   8.1             Form of Opinion of Morrison & Foerster LLP regarding certain federal income tax matters.

 *11.1             Knights's Computation of Net Income (Loss) Per Common Share.

  23.1             Consent of Morrison & Foerster LLP (included in their opinion to be filed as Exhibit  5.1).

  23.2             Consent of Ernst & Young LLP, independent auditors.

  23.3             Consent of KPMG Peat Marwick LLP, independent certified public accountants.

 *24               Power of Attorney.

 +27               Financial Data Schedule.

  99.1             Forms of Proxy.

-----------------------------
* Previously filed.

+ The Financial Data Schedule is incorporated by reference to the Annual Report of Electroglas on Form 10-K for the year ending December 31, 1996.

(b) The financial statement schedule information of Electroglas is incorporated by reference to the Electroglas Annual Report on Form 10-K for the year ending December 31, 1996. The financial statement schedule information of Knights is set forth below.





                            KNIGHTS TECHNOLOGY, INC.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                   Balance at     Charged to
                                  Beginning of    Costs and                    Balance at
       Description                   Period        Expenses    Deductions     End of Period
       -----------                ------------    ----------   ----------     -------------
Allowance for doubtful accounts

Year Ended December 31, 1996        $130,300             -            -         $130,300

Year Ended December 31, 1995        $100,400       $55,000      $25,100         $130,300

Year Ended December 31, 1994        $ 20,400       $80,000            -         $100,400


ITEM 22. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, an increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (5) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

         (6) that every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request

         (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

         The undersigned registrant hereby undertakes to supply by means of a post effective amendment all the information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Electroglas has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion to its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on April 15, 1997.



                               ELECTROGLAS, INC.


                               By: /s/ Curtis S. Wozniak
                                  ---------------------------------------
                                  Curtis S. Wozniak
                                  Chief Executive Officer and Director



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated:


   Signature                    Title                                           Date
   ---------                    -----                                           ----
   /s/ Neil R. Bonke            Chairman of the Board                        April 15, 1997
   --------------------------
   Neil R. Bonke

   /s/ Curtis S. Wozniak        Chief Executive Officer and Director         April 15, 1997
   --------------------------
   Curtis S. Wozniak

                                INDEX TO EXHIBITS


Exhibit                                                                                 Sequential
Number            Description of Exhibit                                                Page Number
------            ----------------------                                                -----------

  *3.1             Certificate of Incorporation of Electroglas.

  *3.2             Bylaws of Electroglas.

   5.1 Opinion of Morrison & Foerster LLP regarding validity of the issuance of the Electroglas Common Stock offered hereby.

   8.1 Form of Opinion of Morrison & Foerster LLP regarding certain federal income tax matters.

 *11.1             Knights's Computation of Net Income (Loss) Per Common Share.

  23.1 Consent of Morrison & Foerster LLP (included in their opinion to be filed as Exhibit 5.1).

  23.2             Consent of Ernst & Young LLP, independent auditors.

  23.3 Consent of KPMG Peat Marwick LLP, independent certified public accountants.

 *24               Power of Attorney.

 +27               Financial Data Schedule.

  99.1             Forms of Proxy.


-----------------------------

* Previously filed.


+ The Financial Data Schedule is incorporated by reference to the Annual Report of Electroglas on Form 10-K for the year ending December 31, 1996.